EXHIBIT 99.1

ARRANGEMENT AGREEMENT

BETWEEN

GAMESQUARE ESPORTS INC.

AND

ENGINE GAMING & MEDIA, INC.

December 7, 2022

TABLE OF CONTENTS

Article 1 INTERPRETATION	1

1.1 Defined Terms	1
1.2 Certain Rules of Interpretation	19

Article 2 THE ARRANGEMENT	20

2.1 Arrangement	20
2.2 Interim Order	20
2.3 The GameSquare Meeting	22
2.4 The GameSquare Circular	23
2.5 The Engine Gaming Meeting	24
2.6 The Engine Gaming Proxy Statement	25
2.7 Final Order	27
2.8 Court Proceedings	27
2.9 The Arrangement and Effective Date	28
2.10 Payment of Consideration	28
2.11 Convertible Securities	28
2.12 No Appraisal Rights	29
2.13 Announcement and Shareholder Communications	29
2.14 Withholding Taxes	29
2.15 U.S. Securities Law Matters	30
2.16 United States Tax Matters	31

Article 3 REPRESENTATIONS AND WARRANTIES	32

3.1 Representations and Warranties of GameSquare	32
3.2 Representations and Warranties of Engine Gaming	32
3.3 Investigations	33

Article 4 COVENANTS	33

4.1 Covenants of Engine Gaming Regarding the Conduct of Business	33
4.2 Covenants of GameSquare Regarding the Conduct of Business	38
4.3 Covenants Relating to the Arrangement	42
4.4 Regulatory Approvals	42
4.5 Notice.	44
4.6 Access to Information; Confidentiality	44
4.7 Governance	44
4.8 Insurance and Indemnification	45
4.9 Engine Gaming Covenants Regarding Convertible Securities	45
4.10 GameSquare Covenants Regarding Convertible Securities	45
4.11 GameSquare Covenants regarding Nasdaq and TSXV Listing	45
4.12 Cooperation with Auditors	45
4.13 Bump Transactions	46
4.14 Pre-Closing Consolidation of Engine Gaming Shares and Nasdaq Listing	46
4.15 Pre-Closing Reorganization	46
4.16 Amendment to Engine Omnibus Incentive Plan	47
4.17 Non-Renewal of Board Agreements	48

Article 5 ADDITIONAL COVENANTS REGARDING NON-SOLICITATION	48

5.1 Non-Solicitation	48
5.2 Notification of Acquisition Proposals	49
5.3 Responding to an Acquisition Proposal	50
5.4 Right to Match	51

Article 6 CONDITIONS	53

6.1 Mutual Conditions Precedent	53
6.2 Additional Conditions Precedent to the Obligations of Engine Gaming	54
6.3 Additional Conditions Precedent to the Obligations of GameSquare	56
6.4 Satisfaction of Conditions	57
6.5 Notice and Cure Provisions	57

Article 7 TERM, TERMINATION, AMENDMENT AND WAIVER	58

7.1 Term	58
7.2 Termination	58
7.3 Amendment	61

Article 8 GENERAL PROVISIONS	62

8.1 Privacy	62
8.2 Amendments	62
8.3 Notices	63
8.4 Expenses	64
8.5 Third Party Beneficiaries	64
8.6 Further Assurances	64
8.7 Waiver	64
8.8 Governing Law	65
8.9 Successors and Assigns	65
8.10 Injunctive Relief	65
8.11 Time of Essence	65
8.12 Entire Agreement, Binding Effect and Assignment	65
8.13 Severability	65
8.14 No Liability	66
8.15 Rules of Construction	66
8.16 Counterparts, Execution	66

SCHEDULES

Schedule “A” – PLAN OF ARRANGEMENT

Schedule “B” – GAMESQUARE ARRANGEMENT RESOLUTION

Schedule “C” – ENGINE GAMING RESOLUTION

Schedule “D” – REPRESENTATIONS AND WARRANTIES OF GAMESQUARE

Schedule “E” – REPRESENTATIONS AND WARRANTIES OF ENGINE GAMING

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of December 7, 2022,

BETWEEN:

GAMESQUARE ESPORTS INC., a corporation existing under the laws of the Province of Ontario,

(“GameSquare”)

- and -

Engine Gaming & Media, Inc., a corporation existing under the laws of British Colombia,

(“Engine Gaming”)

WHEREAS:

GameSquare and Engine Gaming have agreed to enter into a business combination pursuant to which Engine Gaming will acquire all of the GameSquare Common Shares (as hereinafter defined) (conditional upon all GameSquare PV Shares (as hereinafter defined) being converted to GameSquare Common Shares prior to closing) in exchange for Engine Gaming Shares (as hereinafter defined) to be completed under a plan of arrangement pursuant to the Business Corporations Act (Ontario), subject to the terms and conditions of this Agreement.

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by this Agreement, any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any written or oral offer, proposal, expression of interest or inquiry to a Party or its shareholders from any person or group of persons (other than from the other Party or any of its Subsidiaries) made after the date hereof relating to, in each case, whether in a single transaction or a series of transactions:

(a) any direct or indirect acquisition or sale (or lease, exchange, license, transfer or other arrangement having the same economic effect as a sale) of: (a) assets of such Party (including, without limitation, shares of one or more of its Subsidiaries) and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries or that contribute 20% or more of the consolidated revenue or net income of such Party and its Subsidiaries (in each case based on the consolidated financial statements of the Party most recently filed on SEDAR prior to such offer, proposal, expression of interest or inquiry); or (b) 20% or more of any class of outstanding voting or equity securities (or rights thereto) (and including securities convertible into or exercisable or exchangeable for voting or equity securities) of such Party;

(b) any direct or indirect take-over bid, issuer bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons acquiring beneficial ownership of 20% or more of any class of voting or equity securities of such Party (and including securities convertible into or exercisable or exchangeable for voting or equity securities);

(c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, exclusive license, liquidation, dissolution or other similar transaction involving such Party or any one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries or that contribute 20% or more of the consolidated revenue of such Party and its Subsidiaries (in each case based on the consolidated financial statements of the Party most recently filed on SEDAR prior to such offer, proposal, expression of interest or inquiry); or

(d) any other similar transactions involving such Party economically and functionally equivalent to the foregoing.

“Action” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, arbitration or other similar civil, criminal or regulatory proceeding, in law or in equity.

“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Agreement” means this Arrangement Agreement, including the Schedules hereto, the GameSquare Disclosure Letter and the Engine Gaming Disclosure Letter, as the same may be amended, supplemented or otherwise modified in accordance with the terms hereof.

“Anti-Corruption Laws” means any applicable law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada) and any applicable anti-corruption or anti-bribery law of any other applicable jurisdiction.

“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the consent of GameSquare and Engine Gaming, each acting reasonably.

“Arrangement Issued Securities” means all securities to be issued by Engine Gaming pursuant to the Arrangement, including the Consideration Shares, the Replacement Warrants, the Replacement Options and the Replacement RSUs.

“Articles of Arrangement” means the articles of arrangement of GameSquare in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form satisfactory to GameSquare and Engine Gaming, each acting reasonably;

“Board Non-Renewal Notices” has the meaning ascribed thereto in Section 4.17.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

“Canadian Securities Laws” means the Securities Act (Ontario) and any other applicable equivalent legislation in each of the provinces and territories of Canada, including those in which each of GameSquare and Engine Gaming is a reporting issuer, and the respective regulations under such legislation together with applicable published rules, regulations, policy statements, national instruments and memoranda of understanding of the Canadian Securities Administrators and the securities regulatory authorities in such provinces and territories.

“CARES Act” means the United States Coronavirus Aid, Relief, and Economic Security Act.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Change in Recommendation” means, in respect of Engine Gaming, an Engine Gaming Change in Recommendation and in respect of GameSquare, means a GameSquare Change in Recommendation.

“Closing” means the consummation of the transactions contemplated in this Agreement. “Code” means the United States Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the mutual confidentiality agreement dated August 26, 2022, between GameSquare and Engine Gaming.

“Consideration” means the consideration payable pursuant to the Plan of Arrangement to a Person who is a GameSquare Shareholder.

“Consideration Shares” means the Engine Gaming Shares to be received by GameSquare Shareholders pursuant to the Plan of Arrangement (other than GameSquare Dissenting Shareholders who are ultimately entitled to receive fair value for their GameSquare Shares in accordance with the Plan of Arrangement).

“Consolidation” has the meaning ascribed thereto in Section 4.14.

“Contract” means any written binding agreement, arrangement, commitment, engagement, contract, franchise, license, lease, obligation, note, bond, mortgage, indenture, undertaking, joint venture or other obligation.

“Court” means the Ontario Superior Court of Justice (Commercial List) or any other court with jurisdiction to consider and issue the Interim Order and the Final Order.

“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any evolutions thereof or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.

“COVID-19 Measures” means any action required to be taken by a Party as a result of, or related to, COVID-19, to the extent required by applicable Law.

“CSE” means the Canadian Securities Exchange.

“Data Room Cut-off Time” means 11:59 p.m. (Toronto time) on December 7, 2022.

“Depositary” means Computershare Trust Company of Canada, or such Person as Engine Gaming may appoint to act as depositary for GameSquare Shares in relation to the Arrangement, with the approval of GameSquare, acting reasonably.

“Derivative Product” means each Contract for any futures transaction, swap transaction, collar transaction, floor transaction, cap transaction, option, warrant, forward purchase or sale transaction relating to one or more currencies, commodities, interest rates, bonds, equity securities, loans, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” means the rights of dissent of registered GameSquare Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement.

“DPA” has the meaning ascribed thereto in Section 23(a)(iii) of Schedule “D“.

“Economic Sanctions/Trade Laws” means all applicable Laws relating to anti-terrorism, the importation of goods, export controls, antiboycott, and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any Canadian or United States Governmental Entity, agency, authority or Person targeting certain countries, territories, or Persons, including the United States Export Administration Act and implementing Export Administration Regulations, the Arms Export Control Act and implementing International Traffic in Arms Regulations and the various economic sanctions laws administered by OFAC.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01a.m. (Toronto time) on the Effective Date or such other time as the Parties agree in writing before the Effective Date.

“Enforceability Exceptions” has the meaning ascribed thereto in Section 3(c) of Schedule “D“. “Engine Gaming” has the definition ascribed thereto in the preamble to this Agreement.

“Engine Gaming Assets” means all the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of Engine Gaming and its Subsidiaries.

“Engine Gaming Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by Engine Gaming or any of its Subsidiaries with respect to the Engine Gaming Consultants, Engine Gaming Employees or former Engine Gaming Employees and includes: (i) employment, consulting, retirement, severance, termination or change in control agreements; and (ii) deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind, including the Engine Gaming Omnibus Incentive Plan.

“Engine Gaming Board” means the board of directors of Engine Gaming, as constituted from time to time.

“Engine Gaming Board Recommendation” has the meaning ascribed thereto in Section 2.6(2).

“Engine Gaming Consultants” means the independent contractors and consultants engaged by Engine Gaming and/or the Engine Gaming Subsidiaries.

“Engine Gaming Change in Recommendation” has the meaning ascribed thereto in Section 7.2(1)(d).

“Engine Gaming Convertible Debentures” means the Engine Gaming convertible debentures outstanding as of the date hereof as disclosed in the Engine Gaming Disclosure Letter.

“Engine Gaming Data” means all data contained in the Engine Gaming Systems and all other information and data compilations used by Engine Gaming or any of the Engine Gaming Subsidiaries, whether or not in electronic form.

“Engine Gaming Data Room” means the material contained in the virtual data rooms established by Engine Gaming in connection with the transaction contemplated hereby as at the Data Room Cut-off Time.

“Engine Gaming Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been delivered to GameSquare with this Agreement.

“Engine Gaming Employees” means the officers and employees of Engine Gaming and the Engine Gaming Subsidiaries.

“Engine Gaming ERISA Affiliate” has the meaning ascribed thereto in Section 12(b) of Schedule “E“.

“Engine Gaming Fairness Opinion” means the oral opinion of Haywood Securities Inc. dated December 6, 2022 delivered to the Engine Gaming Board that, subject to the qualifications set forth therein, the Exchange Ratio (as defined in the Plan of Arrangement) is fair, from a financial point of view, to the Engine Gaming Shareholders.

“Engine Gaming Financial Statements” means the audited consolidated financial statements of Engine Gaming as at and for the financial years ended August 31, 2022 and 2021.

“Engine Gaming Financial Statement Date” means November 29, 2022.

“Engine Gaming Intellectual Property” has the meaning ascribed thereto in Section 19(a) of Schedule “E“.

“Engine Gaming Leased Real Property” has the meaning ascribed thereto in Section 15(a) of Schedule “E“.

“Engine Gaming Material Adverse Effect” means a Material Adverse Effect in respect of Engine Gaming.

“Engine Gaming Material Contract” has the definition ascribed thereto in Section 14(c) of Schedule “E“.

“Engine Gaming Meeting” means the annual and special meeting of the Engine Gaming Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held to consider the Engine Gaming Resolution, if so required, and for any other purpose as may be set out in the Engine Gaming Proxy Statement, including increasing the securities available under the Engine Gaming Omnibus Incentive Plan to accommodate the issuance of the Replacement Options and the Replacement RSUs under the Arrangement.

“Engine Gaming Nominees” has the meaning ascribed thereto in Section 4.7.

“Engine Gaming Omnibus Incentive Plan” means the Engine Gaming omnibus incentive plan reapproved at the Engine Gaming Meeting.

“Engine Gaming Options” means the outstanding options, if any, to purchase Engine Gaming Shares issued pursuant to the Engine Gaming Omnibus Incentive Plan.

“Engine Gaming Owned Real Property” has the meaning ascribed thereto in Section 15(a) of Schedule “E“.

“Engine Gaming Permits” means all Permits held by or binding upon Engine Gaming and the Engine Gaming Subsidiaries or required to be held by Engine Gaming and the Engine Gaming Subsidiaries pursuant to applicable Laws, including all Engine Gaming Licenses.

“Engine Gaming Proxy Statement” means the notice of the Engine Gaming Meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to Engine Gaming Shareholders in connection with the Engine Gaming Meeting, including any amendments or supplements thereto.

“Engine Gaming Public Disclosure Record” means all documents and instruments filed by it under Securities Laws on SEDAR prior to the date of this Agreement.

“Engine Gaming Resolution” means the resolution of the Engine Gaming Shareholders approving the Arrangement Agreement to be substantially in the form and content set out in Schedule “C“ hereto.

“Engine Gaming RSUs” means the restricted stock units issuable to eligible participants under the Engine Gaming Omnibus Incentive Plan.

“Engine Gaming SEC Documents” has the meaning ascribed thereto in Section 7(a) of Schedule “E“.

“Engine Gaming Shareholders” means the registered and/or beneficial holders of the Engine Gaming Shares, as the context requires.

“Engine Gaming Shareholder Approval” means the approval of the Engine Gaming Resolution by a majority of Engine Gaming Shares outstanding and entitled to vote thereon.

“Engine Gaming Shares” means the common shares in the capital of Engine Gaming.

“Engine Gaming Subsidiaries” means the material Subsidiaries of Engine Gaming, which as at the date hereof are: Frankly Inc. (British Columbia), Stream Hatchet S.L. (Spain), WinView, Inc. (Delaware), Sideqik Inc. (Delaware), Frankly Co. (Delaware), Frankly Media LLC (Delaware) and Vemba Media Technologies Private Limited (India).

“Engine Gaming Systems” means all information technology and computer systems (including Software, information technology and telecommunication hardware and other equipment) relating to the generation, transmission, storage, maintenance or processing of data and information, whether in electronic form or otherwise, used in the conduct of the business of Engine Gaming or any of the Engine Gaming Subsidiaries.

“Engine Gaming Warrants” means the Engine Gaming warrants outstanding as of the date hereof as disclosed in the Engine Gaming Disclosure Letter.

“Environmental Claim” means any claim, action, cause of action, order, proceeding, investigation or notice by any Person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Substances at any location, whether or not owned or operated by Engine Gaming or GameSquare, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means any Law relating to: (i) the protection, investigation or restoration of the environment or public health and safety matters; or (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance.

“Exchange Approvals” means the Nasdaq Approval and the TSXV Approval.

“Final Order” means the final order of the Court after a hearing upon the fairness of the terms and conditions of the Arrangement, in a form acceptable to GameSquare and Engine Gaming, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both GameSquare and Engine Gaming, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or dismissed, as affirmed or as amended (provided that any such amendment is acceptable to both GameSquare and Engine Gaming, each acting reasonably) on appeal.

“GameSquare” has the definition ascribed thereto in the preamble to this Agreement.

“GameSquare Arrangement Resolution” means the special resolution approving the Arrangement to be considered, and, if thought advisable, passed by the GameSquare Shareholders at the GameSquare Meeting to be substantially in the form and content set out in Schedule “B“ hereto.

“GameSquare Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of GameSquare and its Subsidiaries.

“GameSquare Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by GameSquare or any of its Subsidiaries with respect to the GameSquare Consultants, GameSquare Employees or former GameSquare Employees and includes: (i) employment, consulting, retirement, severance, termination or change in control agreements; and (ii) deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind, including the GameSquare Stock Option Plan and the GameSquare RSU Plan.

“GameSquare Board” means the board of directors of GameSquare, as constituted from time to time.

“GameSquare Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“GameSquare Change in Recommendation” has the meaning ascribed thereto in Section 7.2(1)(c)(i).

“GameSquare Circular” means the notice of the GameSquare Meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to GameSquare Shareholders in connection with the GameSquare Meeting, including any amendments or supplements thereto.

“GameSquare Common Shares” means the common shares in the capital of GameSquare as currently constituted.

“GameSquare Consultants” means the independent contractors and consultants engaged by GameSquare and/or the GameSquare Subsidiaries.

“GameSquare Convertible Securities” means collectively the GameSquare Warrants, GameSquare Options and GameSquare RSUs.

“GameSquare Data” means all data contained in the GameSquare Systems and all other information and data compilations used by GameSquare or any of the GameSquare Subsidiaries, whether in electronic form or otherwise.

“GameSquare Data Room” means the material contained in the virtual data room established by GameSquare in connection with the transaction contemplated hereby as at the Data Room Cutoff Time.

“GameSquare Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been delivered to Engine Gaming with this Agreement.

“GameSquare Dissenting Shareholder” has the meaning specified in Section 1.1(14) of the Plan of Arrangement.

“GameSquare Employees” means the officers and employees of GameSquare and its Subsidiaries.

“GameSquare Fairness Opinion” means the opinion of Evans & Evans, Inc. dated December 2, 2022 delivered to the GameSquare Board to the effect that the Consideration to be received by the GameSquare Shareholders is fair, from a financial point of view, to the GameSquare Shareholders.

“GameSquare Financial Statement Date” means April 29, 2022.

“GameSquare Financial Statements” means (i) the audited consolidated financial statements of GameSquare as at and for the financial years ended December 31, 2021 and 2020 and (ii) the GameSquare Interim Financial Statements.

“GameSquare Interim Financial Statements” means the unaudited interim condensed consolidated financial statements of GameSquare for the three and nine month periods ended September 30, 2022 and 2021.

“GameSquare Interim Financial Statement Date” means November 16, 2022.

“GameSquare Leased Real Property” has the meaning ascribed thereto in Section 15(a) of Schedule “E“.

“GameSquare Material Adverse Effect” means a Material Adverse Effect in respect of GameSquare.

“GameSquare Material Contract” has the definition ascribed thereto in Section 14(c) of Schedule “D “.

“GameSquare Meeting” means the special meeting of the GameSquare Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement and the Interim Order, to be called and held in accordance with the Interim Order for, among other things, the purpose of considering and, if thought advisable, approving the Arrangement Resolution, and for any other purpose as may be set out in the GameSquare Circular.

“GameSquare Options” means the options to purchase GameSquare Shares pursuant to the GameSquare Stock Option Plan.

“GameSquare Owned Real Property” has the meaning ascribed thereto in Section 15(a) of Schedule “D “.

“GameSquare Permits” means all Permits held by or binding upon GameSquare and the GameSquare Subsidiaries or required to be held by GameSquare and the GameSquare Subsidiaries pursuant to applicable Laws, including all GameSquare Licenses.

“GameSquare Public Disclosure Record” means all documents and instruments filed by it under Securities Laws on SEDAR prior to the date of this Agreement.

“GameSquare PV Shares” means the proportionate voting shares in the capital of GameSquare as currently constituted.

“GameSquare Real Property” has the meaning ascribed thereto in Section 15(a) of Schedule “D“.

“GameSquare Real Property Lease” has the meaning ascribed thereto in Section 15(a) of Schedule “D“.

“GameSquare RSUs” means the outstanding restricted share units issuable under the GameSquare RSU Plan.

“GameSquare RSU Plan” means the restricted share unit plan of GameSquare, approved at the annual meeting of GameSquare Shareholders held on September 21, 2021.

“GameSquare Securityholders” means, collectively, the GameSquare Shareholders and the holders of GameSquare Options, GameSquare Warrants and GameSquare RSUs.

“GameSquare Shareholders” means the registered and/or beneficial holders of the GameSquare Shares, as the context requires.

“GameSquare Shares” means collectively the GameSquare Common Shares and the GameSquare PV Shares.

“GameSquare Stock Option Plan” means the incentive stock option plan of GameSquare approved at the annual meeting of GameSquare Shareholders held on September 21, 2021.

“GameSquare Subsidiaries” means the Subsidiaries of GameSquare, which as at the date hereof are: GameSquare Esports (USA) Inc. (dba Fourth Frame Studios), NextGen Tech LLC (dba Complexity Gaming), GCN Inc., Swingman LLC (dba Cut+Sew and Zoned), Code Red Esports Ltd.

“GameSquare Systems” means all information technology and computer systems (including Software, information technology and telecommunication hardware and other equipment) relating to the generation, transmission, storage, maintenance or processing of data and information, whether in electronic form or otherwise, used in the conduct of the business of GameSquare or any of the GameSquare Subsidiaries.

“GameSquare Warrants” means collectively, the 44,708,227 warrants outstanding as of the date hereof.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Government Official” has the meaning ascribed thereto in Section 23(a) of Schedule D“.

“Hazardous Substance” means any element, waste or other substance, whether natural or artificial, and whether consisting of gas, liquid, solid or vapour, that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive, toxic, a pollutant or a contaminant under or pursuant to any Environmental Laws.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as applicable at the relevant time.

“Indebtedness” of any Person means:

(a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such Person in substitution or exchange for payment obligations for borrowed money;

(b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person or any services received by such Person, including, in any such case, “earnout” payments;

(c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

(d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under IFRS;

(e) payment obligations secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed;

(f) obligations to repay deposits or other amounts advanced by and therefore owing to any party that is not an Affiliate of such Person;

(g) obligations of such Person under any Derivative Product; and

(h) indebtedness of others as described in the foregoing clauses (a) through (g) above in any manner guaranteed by such Person or for which such Person is or may become contingently liable; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.

“Intellectual Property” means all intellectual property and intellectual property rights recognized throughout the world, including at common law or in equity, or otherwise, including all Canadian, U.S. and foreign (i) patents, patent applications, patent licenses, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, trademark and service mark licenses, names, business names, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, distinguishing guises and other similar designations of source or origin, together with the goodwill symbolized by or associated with any of the foregoing, (iii) copyrights and copyrightable subject matter and works of authorship, and copyright licenses (iv) proprietary rights in computer programs (whether in source code, object code, or other form), databases, algorithms, compilations and other collections of data, and in all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (v) trade secrets, confidential information, ideas, know-how, research agreements, inventions, proprietary processes, industrial designs, other designs, technology, formulae, formulations, specifications, models and methodologies, and any documentation relating to any of the foregoing, and (vi) all applications or registrations for the foregoing, including any renewals and extensions thereof and amendments thereto, and rights to apply in any or all countries of the world for such registrations and applications, rights to bring an Action for any past, present and/or future infringement, breaches, violations or misappropriations related to the foregoing intellectual property or intellectual property rights.

“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.2, in a form acceptable to GameSquare and Engine Gaming, each acting reasonably, providing for, among other things, the calling and holding of the GameSquare Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of GameSquare and Engine Gaming, each acting reasonably, at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Investment Canada Act” means the Investment Canada Act (Canada), as amended, including the regulations promulgated thereunder.

“Labour Agreements” has the meaning ascribed thereto in in Section 12(g) of Schedule “E“. “Law” means any and all laws, statutes, codes, guidelines, ordinances, decrees, rules, regulations, by-laws, treaties, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity, including, without limitation, laws concerning privacy and / or security of personal health information, and the term “applicable” with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities.

“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute.

“Matching Period” has the meaning ascribed to it in Section 5.4(1)(e).

“Material Adverse Effect” means in respect of any Person, any change, event, occurrence, effect, state of facts, development, condition or circumstance, that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts, developments, conditions or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, financial condition or results of operations of that Person and its Subsidiaries, taken as a whole, except to the extent that any such change, event, occurrence, effect, state of facts, development, condition or circumstance results from or arises in connection with:

(a) changes, developments or conditions generally affecting the industry (taking into account relevant geographies) in which such Person and its Subsidiaries operate generally;

(b) any change in global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global;

(c) any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d) any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God;

(e) any adoption, proposal, implementation or other change in Law, or interpretation of Law by any Governmental Entity, including any Laws in respect to Taxes, IFRS or regulatory accounting requirements, in each case after the date hereof;

(f) any generally applicable change in applicable accounting principles, including IFRS;

(g) any actions taken (or omitted to be taken) (1) at the written request, or with the prior written consent, of the other Party hereto, (2) as required by Law (except to the extent that such legal requirement arose by reason of failure of the applicable Party or a Subsidiary thereof to comply with applicable Law or any applicable Regulatory Approval or the terms of any Permit), or (3) in accordance with, or as explicitly permitted under, the terms of this Agreement;

(h) the failure in and of itself of the Person to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows of such Person or of any securities analysts, it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred;

(i) the announcement of the Transaction or the pendency of the Transaction; and

(j) any decrease in the market price or any decline in the trading volume of the equity securities of the Person (it being understood that the causes underlying such change in trading price or trading volume, other than those identified in paragraphs (a) through (g) above may be taken into account in determining whether a Material Adverse Effect has occurred), provided, if any change, event, occurrence, effect, state of facts, development, condition or circumstance referred to in clauses (a) through to and including (g) above has a materially disproportionate effect on the a Person and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Person and the Subsidiaries operate, such effect may be taken into account in determining whether a “Material Adverse Effect” has occurred in respect of such Person. Notwithstanding the foregoing, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“Misrepresentation” has the meaning ascribed thereto under the Securities Act (Ontario).

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Money-Laundering Laws” means any law governing financial recordkeeping and reporting requirements, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, and any applicable money laundering-related laws of other jurisdictions where Engine Gaming or GameSquare, as applicable, and their respective Subsidiaries conduct business, conduct financial transactions or own assets.

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Approval” has the meaning ascribed to it in Section 6.3(j).

“Nasdaq Extension” has the meaning ascribed to it in Section 4.14.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

“OBCA” means the Business Corporations Act (Ontario) and all regulations made thereunder, as promulgated or amended from time to time.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Order” means any: (i) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Entity or any arbitrator or arbitration panel; or (ii) Contract with any Governmental Entity entered into in connection with any Action.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is substantially consistent in nature and scope with the past practices of such Person and is taken in the normal day-to-day operations of the business of such Person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement, and for greater certainty, including all COVID-19 Measures.

“Organizational Documents” means: (i) with respect to any Person that is a corporation, its articles, charter or certificate of incorporation or memorandum and articles of association, as the case may be, and articles and by-laws, as applicable; (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and (v) with respect to any Person similar to but not set out in (i) through (iv) of this definition, its comparable organizational documents (including a declaration of trust, partnership agreement, articles of continuance, arrangement or amalgamation).

“Outside Date” means April 30, 2023, or such later date as may be agreed to in writing by the Parties, subject to the right of any Party to extend the Outside Date for up to an additional 45 days if all of the other conditions set forth in Article 6 (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date) have been satisfied or waived and the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Toronto time) on the date that is not less than two Business Days prior to the original Outside Date (and any subsequent Outside Date); provided that notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain any of the Regulatory Approvals or the Final Order is primarily the result of such Party’s Wilful Breach of this Agreement.

“Parties” means, together, GameSquare and Engine Gaming and “Party” means any one of them.

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity.

“Permitted Liens” means, in respect of any Party or any of its Subsidiaries, any one or more of the following:

(a) easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the GameSquare Assets or the Engine Gaming Assets, as the case may be;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the Ordinary Course for amounts not yet delinquent and Liens for Taxes not yet due or in respect of which an applicable reserve has been made, or assessments that are not yet delinquent or that are being contested in good faith and in each case for which adequate reserves have been established in accordance with IFRS by the party responsible for payment thereof;

(c) such title defects as (A) GameSquare (in the case of title defects with respect to properties or assets of Engine Gaming or any of the Engine Gaming Subsidiaries) may have expressly waived in writing or (B) Engine Gaming (in the case of title defects with respect to properties or assets of GameSquare or any of the GameSquare Subsidiaries) may have expressly waived in writing;

(d) customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any of Engine Gaming’s or GameSquare’s or their respective Subsidiaries’ properties or assets in any manner; provided however that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, Contracts and rights (i) were not incurred in connection with any indebtedness and (ii) do not, individually or in the aggregate, have an adverse effect on the value or materially impair or add material cost to the use of the subject property;

(e) Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity, but only to the extent those Liens relate to costs and expenses for which payment is not due or delinquent;

(f) in respect of GameSquare, any Lien listed in Section 1.1 of the GameSquare Disclosure Letter under the heading “Permitted Liens”; and

(g) in respect of Engine Gaming, any Lien listed in Section 1.1 of the Engine Gaming Disclosure Letter under the heading “Permitted Liens”.

“Person” includes any individual, partnership, limited partnership, association, body corporate, corporation, company, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity.

“Personal Information” means information about an identifiable individual and includes any information that constitutes personal information within the meaning of all applicable Privacy Laws.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule “A” hereto, subject to any amendments or variations to such plan made in accordance with this Agreement or made at the direction of the Court in the Final Order with the consent of GameSquare and Engine Gaming, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning ascribed to in Section 0. “Pre-Closing Period” has the meaning ascribed to it in Section 4.1.

“Privacy Law” means the Personal Information Protection and Electronic Documents Act (Canada), the Freedom of Information and Protection of Privacy Act (British Columbia) and any comparable applicable Law of any jurisdiction.

“Privacy Notices” means any notices, policies, disclosures, or public representations by GameSquare or any of the GameSquare Subsidiaries, and Engine Gaming or any of the Engine Gaming Subsidiaries in respect of GameSquare’s or Engine Gaming’s, as the case may be, processing of Personal Information or privacy practices.

“PVS Conversion” has the meaning ascribed to it in Section 6.2(e). “Registrar” means the person appointed as the Registrar of Companies.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with (including any notice required to be provided to), any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or is otherwise no longer effective, in each case in connection with the Transaction and includes the Exchange Approvals.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing.

“Replacement Options” means the options to purchase Engine Gaming Shares to be issued by Engine Gaming in exchange for each of the outstanding GameSquare Options at the Effective Time pursuant to the Plan of Arrangement.

“Replacement RSUs” means Engine Gaming RSUs to be issued by Engine Gaming in exchange for each of the outstanding GameSquare RSU at the Effective Time pursuant to the Plan of Arrangement.

“Replacement Warrants” means the warrants to purchase Engine Gaming Shares to be issued by Engine Gaming in exchange for each of the outstanding GameSquare Warrants at the Effective Time pursuant to the Plan of Arrangement.

“Representatives”, with respect to any Party, means the officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives of such Party and such Party’s Affiliates.

“Sanctions Target” means (i) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws; (ii) a Person that is on the list of Specially Designated Nationals and Blocked Persons or any of the other sanctions Persons lists published by OFAC, or any equivalent list of sanctioned Persons issued by the U.S. Department of State, the United Nations, the European Union or Canada; (iii) a Person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (iv) an entity owned fifty percent (50%) or more or controlled by a country or territory identified in clause (i) or Person in clause (ii) above.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authority” means the Ontario Securities Commission, the SEC and any other applicable securities commission or securities regulatory authority of a province or territory of Canada, the United States or any other jurisdiction with authority in respect of the Parties and/or the Subsidiaries.

“Securities Laws” means Canadian Securities Laws, U.S. Securities Laws and any other applicable Canadian provincial and territorial or United States securities Laws, rules, orders, notices, promulgations and regulations and published policies thereunder.

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from a person who is an arm’s length third party, made after the date of this Agreement to acquire not less than all of the outstanding Engine Gaming Shares or GameSquare Shares, as applicable (other than Engine Gaming Shares or GameSquare Shares, as applicable, beneficially owned by the person or persons making such Acquisition Proposal), or all or substantially all of the assets of the Party and its Subsidiaries on a consolidated basis:

(h) that complies with Securities Laws and did not result from or involve a breach of Article 5 of this Agreement or any agreement between the Person making such Acquisition Proposal and such Party;

(i) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the board of directors of such Party, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(j) that is not subject to any due diligence and/or access to information condition;

(k) that is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or group of persons making such proposal; and

(l) in respect of which the Board of such Party determines, in good faith after consultation with its outside legal counsel and financial advisor(s) and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or group of persons making such Acquisition Proposal, would, if consummated in accordance with its terms and without assuming away the risk of non-completion, result in a transaction more favourable to the holders of such Party’s common shares, from a financial point of view, than the Arrangement (including after considering any proposal to adjust the terms and conditions of the Arrangement as contemplated by Section 5.4(2)).

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(c).

“Tax” (including, with correlative meaning, the term “Taxes”) means: (i) any and all governmental taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, branch profits, franchise, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, consumption of resources, emissions, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment/unemployment insurance, health insurance and government pension plan premiums or contributions including any installments or prepayments in respect of any of the foregoing; (ii) all interest, penalties, fines, additions to tax imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or as a result of being a transferee or successor in interest to any party.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended.

“Taxing Authority” means the Internal Revenue Service, Canada Revenue Agency and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes.

“Tax Returns” means all returns and reports (including elections, designations, declarations, notices, disclosures, schedules, estimates and information returns) filed with or supplied to, or required to be filed with or supplied to, a Governmental Entity in connection with any Tax, including all amendments, attachments or supplements thereto and whether in tangible or electronic form.

“Trade Secret” means (i) confidential know how, methods, technical information, data, processes, or plans, and (ii) all trade secrets within the meaning of applicable law.

“Transaction” means the transaction resulting from the completion of the Arrangement, including the acquisition of all the GameSquare Shares by Engine Gaming, and completion of the other transactions contemplated by the Plan of Arrangement.

“TSXV” means the TSX Venture Exchange.

“TSXV Approval” means the conditional approval of TSXV to list the Consideration Shares and any Engine Gaming Shares issuable upon the exercise of any Replacement Warrants, Replacement Options and Replacement RSUs, in each case subject only to customary listing conditions.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. GAAP” means generally accepted accounting principles, as in effect in the United States of America.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other securities Laws of any state of the United States and the rules and regulations promulgated thereunder.

“Wilful Breach” of any representation, warranty or covenant of a Party means that, as applicable, a senior officer of the breaching Party (i) had actual knowledge that a representation or warranty of the Party to which he or she served as a senior officer was materially false when made or (ii) as to a covenant herein, directed or allowed the applicable Party to take an action, fail to take an action or permit an action to be taken or occur that he or she knew at such time constituted a material breach of a covenant herein by such Party.

1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1) Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2) Currency. All references to dollars or to “$” are references to Canadian dollars unless otherwise indicated. All references to U.S. dollars or to “US$” are references to United States dollars.

(3) Gender and Number. Any reference to gender includes all genders. Words importing the singular number also include the plural and vice versa.

(4) Certain Phrases, etc. The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (ii) “day” means “calendar day”; (iii) “hereof”, “herein”, “hereunder” and words of similar import, will refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (v) unless stated otherwise, “Article”, “Section”, “Subsection” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(5) Definition of “made available”. The term “made available” means: (i) copies of the subject materials were included in the GameSquare Public Disclosure Record; (ii) copies of the subject materials were included in the Engine Gaming Public Disclosure Record; or (iii) complete and unredacted copies of the subject materials were included in the Engine Gaming Data Room or the GameSquare Data Room, as applicable, as at the Data Room Cut-off Time.

(6) Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of GameSquare, it means the actual knowledge, after due inquiry regarding the relevant matter, of Justin Kenna, the Chief Executive Officer and Paul Bozoki, the Chief Financial Officer of GameSquare. Where any representation or warranty is expressly qualified by reference to the knowledge of Engine Gaming, it means the actual knowledge, after due inquiry regarding the relevant matter, of Lou Schwartz, the Chief Executive Officer and Michael Munoz, the Chief Financial Officer of Engine Gaming.

(7) Capitalized Terms. All capitalized terms used in any Schedule or in the GameSquare Disclosure Letter and Engine Gaming Disclosure Letter have the meanings ascribed to them in this Agreement unless specifically defined in the Schedule, the GameSquare Disclosure Letter or Engine Gaming Disclosure Letter, respectively.

(8) Accounting Terms.

(a) All accounting terms used in respect of GameSquare are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of GameSquare required to be made will be made in a manner consistent with IFRS.

(b) All accounting terms used in respect of Engine Gaming are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of Engine Gaming required to be made will be made in a manner consistent with IFRS.

(9) Statutes. Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(10) Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day.

(11) Time References. References to time are to local time, Toronto, Ontario.

(12) Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of GameSquare or Engine Gaming, each such provision will be construed as a covenant by GameSquare or Engine Gaming, as applicable, to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(13) Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required will be conclusively deemed to have withheld its approval or consent.

(14) Schedules. The schedules attached to this Agreement form an integral part of this Agreement.

(15) Agreements. All references in this Agreement to any agreement, Contract, document or instrument means such agreement, Contract, document or instrument, as amended, restated or supplemented in accordance with the terms thereof, and includes all schedules, exhibits and other attachments, in each case as at the date hereof.

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement

GameSquare and Engine Gaming agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement, the Plan of Arrangement, the Interim Order and the Final Order.

2.2 Interim Order

(1) As soon as reasonably practicable after the date hereof but in any event no less than seven Business Days after the date hereof and in sufficient time to permit the GameSquare Meeting to be convened in accordance with Section 2.3(1), GameSquare covenants that it will, in a manner acceptable to Engine Gaming, acting reasonably, in accordance with the provisions of the OBCA, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the GameSquare Meeting and for the manner in which such notice is to be provided;

(b) that, except as required by Law, the record date for GameSquare Shareholders entitled to receive notice of and to vote at the GameSquare Meeting need not change in respect of any adjournment(s) or postponement(s) of the GameSquare Meeting or any other change, unless required by Law;

(c) that the requisite approval for the GameSquare Arrangement Resolution shall be (A) 66 2/3% of the votes cast on the GameSquare Arrangement Resolution by GameSquare Shareholders present in Person or represented by proxy and entitled to vote at the GameSquare Meeting and (B) a majority of the votes cast on the GameSquare Arrangement Resolution by GameSquare Shareholders present in Person or represented by proxy and entitled to vote at the GameSquare Meeting, excluding votes attached to the GameSquare Shares that are required to be excluded pursuant to MI 61-101;

(d) for the grant of Dissent Rights as set forth in the Plan of Arrangement;

(e) for the notice requirements with respect to the presentation of the application to the Court for the Final Order, including a requirement that any respondent provide notice to Engine Gaming;

(f) that the GameSquare Meeting may be adjourned or postponed from time to time by the GameSquare Board, subject to the terms of this Agreement, without the need for additional approval of the Court and without the necessity of first convening the GameSquare Meeting or first obtaining any vote of the GameSquare Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the GameSquare Board may determine is appropriate in the circumstances;

(g) that the GameSquare Meeting may be held in-person or be a virtual meeting or hybrid meeting whereby GameSquare Shareholders may join virtually;

(h) that in all other respects, the terms, conditions and restrictions of GameSquare’s constating documents, including quorum requirements and other matters shall apply with respect to the GameSquare Meeting; and

(i) for such other matters as GameSquare or Engine Gaming may reasonably require, subject to obtaining the consent of the other Party (such consent not to be unreasonably withheld or delayed).

(2) In seeking the Interim Order, GameSquare shall advise the Court that it is the intention of the Parties to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Consideration Shares, Replacement Warrants, Replacement Options and Replacement RSUs to be issued pursuant to the Arrangement based upon and conditioned on the Court’s approval of the Arrangement and its determination that the Arrangement is substantively and procedurally fair and reasonable to GameSquare Securityholders, as applicable, to whom such securities will be issued by Engine Gaming pursuant to the Arrangement, following a hearing and after consideration of the substantive and procedural terms and conditions thereof.

2.3 The GameSquare Meeting

(1) Subject to the terms of this Agreement and receipt of the Interim Order, GameSquare covenants that it will:

(a) convene and conduct the GameSquare Meeting in accordance with the Interim Order, GameSquare’s Organizational Documents and applicable Law, as promptly as reasonably practicable after the date hereof (and in any event not later than February 28, 2023) and, in this regard, GameSquare may abridge any time periods that may be abridged under Securities Laws; set the record date for the GameSquare Shareholders entitled to vote at the GameSquare Meeting as promptly as reasonably practicable after the date hereof; and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the GameSquare Meeting without the prior written consent of Engine Gaming except as required under Section 5.4(6) or as required for quorum purposes (in which case the GameSquare Meeting will be adjourned and not cancelled) or reasonably required by Law or by a Governmental Entity (as determined with external legal counsel);

(b) use its commercially reasonable efforts to solicit proxies in favour of the approval of the GameSquare Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the GameSquare Arrangement Resolution and the completion of any of the transactions contemplated herein, including, if in GameSquare’s sole discretion it determines to do so, using investment dealers and proxy solicitation services firms selected by GameSquare to solicit proxies in favour of the approval of the GameSquare Arrangement Resolution;

(c) to permit Engine Gaming to assist with, and to consult with Engine Gaming in regards to, proxy solicitation and to provide Engine Gaming with copies of or access to information regarding the GameSquare Meeting generated by any proxy solicitation services firm engaged by GameSquare, if any, as requested from time to time by Engine Gaming, acting reasonably;

(d) consult with Engine Gaming in fixing the date of the GameSquare Meeting and the record date of the GameSquare Meeting;

(e) advise Engine Gaming, at such times as Engine Gaming may reasonably request, as to the aggregate tally of the proxies received by GameSquare in respect of the GameSquare Arrangement Resolution;

(f) give notice to Engine Gaming of the GameSquare Meeting and allow representatives of Engine Gaming and its legal counsel to attend the GameSquare Meeting;

(g) reasonably promptly and in any event within one (1) Business Day, advise Engine Gaming of any purported exercise or withdrawal of Dissent Rights by GameSquare Shareholders, and GameSquare shall not settle or compromise or agree to settle or compromise any such claims for Dissent Rights without the prior written consent of Engine Gaming; and

(h) not change the record date for the GameSquare Shareholders entitled to vote at the GameSquare Meeting in connection with any adjournment or postponement of the GameSquare Meeting unless required by Law or GameSquare’s constating documents or with the consent of Engine Gaming.

2.4 The GameSquare Circular

(1) GameSquare will, so as to permit the GameSquare Meeting to be held by the date contemplated by Section 2.3(1)(a): (i) subject to Engine Gaming’s compliance with Section 2.4(4), promptly prepare and complete the GameSquare Circular, in consultation with Engine Gaming, together with any other documents required by Law in connection with the GameSquare Meeting and the Arrangement; (ii) cause the GameSquare Circular and such other documents to be filed or furnished with the Securities Authorities and the CSE, as required by Law and the rules of the CSE, and disseminated to each GameSquare Shareholder and other Person as required by the Interim Order and Law; (iii) to the extent required by Law, as promptly as practicable prepare, file or furnish with the Securities Authorities and any applicable securities exchange, and disseminate to the GameSquare Shareholders and other Persons as required by the Interim Order and Law any supplement or amendment to the GameSquare Circular (after Engine Gaming has had a reasonable opportunity, but no less than fifteen (15) days, to review and comment thereon) if any event will occur which requires such action at any time prior to the GameSquare Meeting; and (iv) otherwise use its commercially reasonable efforts to comply with all requirements of Law applicable to the GameSquare Meeting and the Arrangement.

(2) GameSquare will ensure that the GameSquare Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (other than with respect to any information relating to and furnished by Engine Gaming for inclusion in the GameSquare Circular, and Engine Gaming acknowledges that it shall be solely responsible for the completeness, accuracy or sufficiency of any information relating to Engine Gaming or its Subsidiaries included in the GameSquare Circular and that GameSquare shall not be responsible for ensuring the completeness, accuracy or sufficiency of such information). Without limiting the generality of the foregoing, but subject to Section 5.3, the GameSquare Circular must include a statement that the GameSquare Board has, upon recommendation from the GameSquare Board, unanimously determined that the Arrangement is in the best interests of GameSquare and unanimously recommends that GameSquare Shareholders vote in favour of the GameSquare Arrangement Resolution (the “GameSquare Board Recommendation”).

(3) GameSquare will allow Engine Gaming, and its legal counsel a reasonable opportunity, but no less than fifteen (15) days, to review and comment on drafts of the GameSquare Circular and other related documents prior to filing the GameSquare Circular with applicable Securities Authorities or Governmental Entities and mailing the GameSquare Circular to GameSquare Shareholders and will incorporate therein all reasonable comments made by Engine Gaming and its legal counsel.

(4) Engine Gaming will provide to GameSquare in writing all information concerning Engine Gaming reasonably requested by GameSquare or required by Law (including, if required by Law, pro forma financial statements prepared in accordance with IFRS and any required reconciliations or adjustments, as applicable, to IFRS) to be included by GameSquare in the GameSquare Circular or other related documents, and will ensure that such information is complete and accurate in all material respects, complies in all material respects with applicable Laws and, without limiting the generality of the foregoing, does not contain any Misrepresentation. GameSquare and Engine Gaming shall use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the GameSquare Circular and to the identification in the GameSquare Circular of each such advisor.

(5) Engine Gaming will promptly notify GameSquare if, at any time before the Effective Date, it becomes aware that the GameSquare Circular or any other document referred to in Section 2.4(4): (i) contains any Misrepresentation; or (ii) otherwise requires any amendment or supplement, and promptly deliver to GameSquare written notice setting out full particulars thereof.

(6) GameSquare shall not be responsible for any information regarding Engine Gaming in the GameSquare Circular provided in writing by Engine Gaming for inclusion therein and Engine Gaming shall indemnify and save harmless each of GameSquare, the GameSquare Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, reasonable costs, reasonable expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with (i) any Misrepresentation or alleged Misrepresentation in any such information regarding Engine Gaming provided in writing by Engine Gaming for inclusion in the GameSquare Circular; and (ii) any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in any information provided in writing by Engine Gaming for inclusion in the GameSquare Circular.

(7) GameSquare and Engine Gaming will promptly notify each other if any of them becomes aware that the GameSquare Circular contains a Misrepresentation or otherwise requires an amendment or supplement. The Parties will cooperate in the preparation of any such amendment or supplement as required or appropriate and GameSquare will promptly mail, file or otherwise publicly disseminate any such amendment or supplement to those Persons to whom the GameSquare Circular was sent pursuant to Section 2.4(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required and, in such circumstances, the date of the GameSquare Meeting shall be postponed if and to the extent required by applicable Laws (and the deadline set forth in Section 2.4(1) and any other applicable deadline herein for the holding of the GameSquare Meeting shall, if necessary, be postponed to such date).

2.5 The Engine Gaming Meeting

(1) Subject to the terms of this Agreement, Engine Gaming covenants that it will:

(a) convene and conduct the Engine Gaming Meeting in accordance with Engine Gaming’s Organizational Documents and applicable Law, as promptly as reasonably practicable after the date hereof (and in any event not later than February 28, 2023) and, in this regard, Engine Gaming may abridge, any time periods that may be abridged under Securities Laws; set the record date for the Engine Gaming Shareholders entitled to vote at the Engine Gaming Meeting as promptly as reasonably practicable after the date hereof; and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Engine Gaming Meeting without the prior written consent of GameSquare except as required under Section 5.4(6) or as required for quorum purposes (in which case the Engine Gaming Meeting will be adjourned and not cancelled) or reasonably required by Law or by a Governmental Entity (as determined with outside legal counsel);

(b) use its commercially reasonable efforts to solicit proxies in favour of the approval of the Engine Gaming Resolution and against any resolution submitted by any Person that is inconsistent with the Engine Gaming Resolution and the completion of any of the transactions contemplated herein, including, if in Engine Gaming’s sole discretion it determines to do so, using investment dealers and proxy solicitation services firms selected by Engine Gaming to solicit proxies in favour of the approval of the Engine Gaming Resolution;

(c) to permit GameSquare to assist with, and to consult with GameSquare in regards to, proxy solicitation and to provide GameSquare with copies of or access to information regarding the Engine Gaming Meeting generated by any proxy solicitation services firm engaged by Engine Gaming, if any, as requested from time to time by GameSquare, acting reasonably;

(d) consult with GameSquare in fixing the date of the Engine Gaming Meeting and the record date of the Engine Gaming Meeting;

(e) advise GameSquare, at such times as GameSquare may reasonably request, as to the aggregate tally of the proxies received by Engine Gaming in respect of the Engine Gaming Resolution;

(f) give notice to GameSquare of the Engine Gaming Meeting and allow representatives of GameSquare and its legal counsel to attend the Engine Gaming Meeting; and

(g) not change the record date for the Engine Gaming Shareholders entitled to vote at the Engine Gaming Meeting in connection with any adjournment or postponement of the Engine Gaming Meeting unless required by Law or with the consent of GameSquare.

2.6 The Engine Gaming Proxy Statement

(1) Engine Gaming will, so as to permit the Engine Gaming Meeting to be held by the date contemplated by Section 2.3(1)(a): (i) subject to GameSquare’s compliance with Section 2.4(4), promptly prepare and complete, in consultation with GameSquare, the Engine Gaming Proxy Statement, together with any other documents required by Law in connection with the Engine Gaming Meeting and the Arrangement; (ii) cause the Engine Gaming Proxy Statement and such other documents to be filed or furnished with the Securities Authorities, as required by Law, and disseminated to each Engine Gaming Shareholder and other Person as required by Law; (iii) to the extent required by Law, as promptly as practicable prepare, file or furnish with the Securities Authorities and any applicable securities exchange, and disseminate to the Engine Gaming Shareholders and other Persons as required by the Interim Order and Law any supplement or amendment to the Engine Gaming Proxy Statement (after GameSquare has had a reasonable opportunity, but no less than fifteen (15) days prior to filing, to review and comment thereon) if any event will occur which requires such action at any time prior to the Engine Gaming Meeting; and (iv) otherwise use its commercially reasonable efforts to comply with all requirements of Law applicable to the Engine Gaming Meeting and the Arrangement.

(2) Engine Gaming will ensure that the Engine Gaming Proxy Statement, at the time it becomes effective, complies in all material respects with Law, does not contain any Misrepresentation (other than with respect to any information relating to and furnished by GameSquare for inclusion in the Engine Gaming Proxy Statement and GameSquare acknowledges that it shall be solely responsible for the completeness, accuracy or sufficiency of any information relating to GameSquare or its Subsidiaries included in the Engine Gaming Proxy and that Engine Gaming shall not be responsible for ensuring the completeness, accuracy or sufficiency of such information). Without limiting the generality of the foregoing, but subject to Section 5.3, the Engine Gaming Proxy Statement must include a statement that the Engine Gaming Board has, upon recommendation of the Engine Gaming Board, unanimously determined that the Arrangement is in the best interests of Engine Gaming and unanimously recommends that Engine Gaming Shareholders vote in favour of the Engine Gaming Resolution (the “Engine Gaming Board Recommendation”).

(3) Engine Gaming will allow GameSquare, and its legal counsel a reasonable opportunity, but no less than fifteen (15) days prior to filing, to review and comment on drafts of the Engine Gaming Proxy Statement and other related documents prior to filing the Engine Gaming Proxy Statement with applicable Securities Authorities or Governmental Entities and mailing the Engine Gaming Proxy Statement to Engine Gaming Shareholders and will incorporate therein all reasonable comments made by GameSquare and its legal counsel.

(4) GameSquare will provide to Engine Gaming in writing all information concerning GameSquare reasonably requested by Engine Gaming or required by Law to be included by Engine Gaming in the Engine Gaming Proxy Statement or other related documents, and will ensure that such information is complete and accurate in all material respects, complies in all material respects with applicable Laws and without limiting the generality of the foregoing, does not contain any Misrepresentations. Engine Gaming and GameSquare shall use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Engine Gaming Proxy Statement and to the identification in the Engine Gaming Proxy Statement of each such advisor.

(5) GameSquare will promptly notify Engine Gaming if, at any time before the Effective Date, it becomes aware that the Engine Gaming Proxy Statement or any other document referred to in Section 2.6(4): (i) contains any Misrepresentation; or (ii) otherwise requires any amendment or supplement, and promptly deliver to Engine Gaming written notice setting out full particulars thereof.

(6) Engine Gaming shall not be responsible for any information regarding GameSquare in the Engine Gaming Proxy Statement provided in writing by GameSquare for inclusion therein and GameSquare shall indemnify and save harmless each of Engine Gaming, the Engine Gaming Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, reasonable costs, reasonable expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with (i) any Misrepresentation or alleged Misrepresentation in any such information regarding GameSquare provided in writing by GameSquare for inclusion in the Engine Gaming Proxy Statement; and (ii) any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in any information provided in writing by GameSquare for inclusion in the Engine Gaming Proxy Statement.

(7) Engine Gaming and GameSquare will promptly notify each other if any of them becomes aware that the Engine Gaming Proxy Statement contains a Misrepresentation or otherwise requires an amendment or supplement. The Parties will cooperate in the preparation of any such amendment or supplement as required or appropriate and Engine Gaming will promptly mail, file or otherwise publicly disseminate any such amendment or supplement to those Persons to whom the Engine Gaming Proxy Statement was sent pursuant to Section 2.6(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required and, in such circumstances, the date of the Engine Gaming Meeting shall be postponed if and to the extent required by applicable Laws (and the deadline set forth in Section 2.3(1)(a) and any other applicable deadline herein for the holding of the Engine Gaming Meeting shall, if necessary, be postponed to such date).

2.7 Final Order

GameSquare shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the GameSquare Meeting as provided for in the Interim Order.

2.8 Court Proceedings

(1) In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, GameSquare shall:

(a) diligently pursue, and cooperate with Engine Gaming in diligently pursuing, the Interim Order and, subject to Section 2.7, the Final Order;

(b) provide Engine Gaming and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and give reasonable consideration to all such comments. GameSquare will accept the comments of Engine Gaming and its legal counsel with respect to any information required to be supplied by Engine Gaming about Engine Gaming and included in such materials;

(c) provide legal counsel to Engine Gaming, on a timely basis, with copies of any response to petition, evidence or other documents served on GameSquare or its legal counsel in respect of the motion for the Interim Order or the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d) ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(e) not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Engine Gaming’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that nothing herein shall require Engine Gaming to agree or consent to any increase in the consideration or other modification or amendment to such filed or served materials that expands or increases Engine Gaming’s obligations set forth in this Agreement;

(f) oppose any proposal from any person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, Engine Gaming; and

(g) not object to legal counsel to Engine Gaming making such submissions on the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that such submissions are consistent with this Agreement and the Plan of Arrangement and provided further that GameSquare and its legal counsel are advised of the nature of any such submissions and approve such submissions prior to the hearing.

(2) In connection with all court proceedings relating to obtaining the Interim Order or Final Order, Engine Gaming will cooperate and assist GameSquare, including by providing GameSquare on a timely basis any information reasonably required to be supplied by Engine Gaming.

2.9 The Arrangement and Effective Date

Unless another time or date is agreed to in writing by the Parties, GameSquare shall file the Articles of Arrangement with the Director and the Effective Date shall occur on the earlier of (a) the date which is three (3) Business Days after the date on which all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), and (b) the date that is the last Business Day prior to the Outside Date (provided that the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived), unless another time or date is agreed to in writing by the Parties. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the OBCA.

2.10 Payment of Consideration

Engine Gaming will, as soon as possible after the receipt by GameSquare of the Final Order and, in any event, not later than one (1) Business Day prior to the filing by GameSquare of the Articles of Arrangement with the Director, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Engine Gaming Shares to satisfy the aggregate Consideration payable to GameSquare Shareholders (other than GameSquare Shareholders who have exercised Dissent Rights) pursuant to the Plan of Arrangement.

2.11 Convertible Securities

(1) Each GameSquare Convertible Security will be dealt with in accordance with the Plan of Arrangement. GameSquare will take all reasonable steps required or advisable to give effect to the foregoing.

(2) To the extent that any GameSquare Options are exercised or conditionally exercised to purchase GameSquare Common Shares prior to the Effective Time by holders of GameSquare Options, GameSquare shall ensure that such holders deliver to the Company, prior to the Effective Time, a cash payment equal to the sum of the aggregate exercise price, if any, for GameSquare Options so exercised and the amount of any Taxes that GameSquare is required to remit to a Governmental Entity in respect of the exercise of such GameSquare Options.

(3) If and to the extent that a holder of GameSquare Options would be entitled to a deduction under paragraph 110(1)(d) of the Tax Act in respect of his or her surrender of GameSquare Options to GameSquare in accordance with the Plan of Arrangement if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, Engine Gaming shall cause GameSquare to make and file such election (and such other procedures to be so undertaken in connection therewith). This Section 2.11(3) shall survive the Effective Date and is intended to be for the benefit of, and will be enforceable by, those holders of GameSquare Options to whom this Section 2.11(3) applies and their respective heirs, executors, administrators and personal representatives and will be binding on Engine Gaming, GameSquare and their successors and assigns.

(4) The Parties shall take all such reasonable steps as may be necessary or desirable to give effect to this Section 2.11. The Parties further agree that the foregoing shall not serve to materially affect the existing contractual entitlements of any GameSquare Securityholders.

(5) Notwithstanding Section 2.14, GameSquare shall be responsible for withholding on payments made under or in respect of the GameSquare Convertible Securities all amounts required to be withheld by any Laws in respect of Taxes.

2.12 No Appraisal Rights

No appraisal rights will be provided to Engine Gaming Shareholders.

2.13 Announcement and Shareholder Communications

The Parties shall issue a joint press release with respect to this Agreement and the Arrangement promptly following the execution of this Agreement, the text of such announcement to be in the form approved by Engine Gaming and GameSquare in advance, acting reasonably and without delay. Engine Gaming and GameSquare agree to co-operate in the preparation of presentations, if any, to the GameSquare Shareholders and Engine Gaming Shareholders regarding the Plan of Arrangement, and neither GameSquare nor Engine Gaming shall: (1) issue any news release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned); or (2) make any filing with any Governmental Entity or with any stock exchange with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.14 Withholding Taxes

Engine Gaming, GameSquare or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any person pursuant to the Arrangement or this Agreement (including, without limitation, any payments by GameSquare to GameSquare Dissenting Shareholders) such amounts as Engine Gaming, GameSquare or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate Taxing Authority. Each of Engine Gaming, GameSquare or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to Engine Gaming, GameSquare or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Engine Gaming, GameSquare or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Taxing Authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.

2.15 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares and the Replacement Warrants, the Replacement Options and the Replacement RSUs, will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act as set forth by Section 3(a)(10) thereof; provided, however, that if the Parties determine that an exemption under Section 3(a)(10) is not available for the Transaction, the Parties acknowledge that a registration statement on Form F-4 will instead be filed with the SEC. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate Engine Gaming’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the Arrangement will be subject to the approval of the Court;

(b) pursuant to Section 2.2(2), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Consideration Shares, Replacement Warrants, Replacement Options and Replacement RSUs pursuant to the Arrangement based on the Court’s approval of the Arrangement;

(c) prior to the issuance of the Interim Order, GameSquare will file with the Court a draft of the proposed text of the GameSquare Circular together with any other documents required by applicable Law in connection with the GameSquare Meeting;

(d) GameSquare will ensure that each GameSquare Securityholder will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e) all GameSquare Securityholders will be advised that such Consideration Shares, Replacement Warrants, Replacement Options and Replacement RSUs issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and shall be without trading restrictions under the U.S. Securities Act (other than those that would apply under the U.S. Securities Act in certain circumstances to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined by Rule 144 under the U.S. Securities Act) of Engine Gaming;

(f) the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as fair and reasonable to all Persons entitled to receive Consideration Shares, Replacement Warrants, Replacement Options and Replacement RSUs, as applicable, pursuant to the Arrangement;

(g) the Interim Order approving the GameSquare Meeting will specify that each GameSquare Securityholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(h) GameSquare Securityholders entitled to receive Replacement Warrants, Replacement Options and Replacement RSUs pursuant to the Arrangement will be advised that the Replacement Warrants, Replacement Options and Replacement RSUs issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued and exchanged by Engine Gaming in reliance on the exemption provided under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercise of such Replacement Warrants, Replacement Options and Replacement RSUs; therefore, the Engine Gaming Shares issuable upon exercise of the Replacement Warrants, Replacement Options and Replacement RSUs cannot be issued in the United States or to a Person in the United States in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act and the Replacement Options and Replacement RSUs may only be exercised and the underlying Engine Gaming Shares issued pursuant to Engine Gaming’s effective Registration Statement on Form S-8 (File Number 333-257418), a different registration statement to be filed by Engine Gaming in accordance with General Instructions E to Form S-8 under the U.S. Securities Act or a then-available exemption from the registration requirements of the U.S. Securities Act and in accordance with any applicable securities laws of any state of the United States;

(i) each GameSquare Securityholder will be advised that with respect to Consideration Shares and Replacement Warrants, Replacement Options and Replacement RSUs issued to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined by Rule 144 under the U.S. Securities Act) of Engine Gaming, such securities will be subject to restrictions on resale under U.S. securities Laws, including Rule 144 under the U.S. Securities Act;

(j) the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the GameSquare Securityholders; and

(k) GameSquare shall request that the Final Order include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the offer and sale of securities of Engine Gaming pursuant to the Plan of Arrangement.”

2.16 United States Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”) and this Agreement is intended to be a “plan of reorganization” within the meaning of the treasury regulations promulgated under Section 368 of the Code. Provided that the Arrangement qualifies as a Reorganization, each of the Parties agrees to treat the Arrangement as a Reorganization for all U.S. federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the treasury regulations promulgated under Section 368 of the Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable law. Except as otherwise provided in this Agreement and the Plan of Arrangement, each of the Parties agrees to use its commercially reasonable efforts in order for the Arrangement to be treated as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes. Notwithstanding the foregoing, neither GameSquare nor Engine Gaming makes any representation, warranty or covenant to any other party or to any GameSquare Securityholder or Engine Gaming Securityholder (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a Reorganization or as a tax-deferred transaction for purposes of any United States state or local income tax law.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of GameSquare

(1) Except as disclosed in the GameSquare Public Disclosure Record (excluding, for purposes of disclosure against any representations and warranties in this Agreement, all disclosures in any “Risk Factors” section and any disclosures included in any such public filings that are cautionary, predictive or forward-looking in nature) or in the GameSquare Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), GameSquare represents and warrants to Engine Gaming as set forth in Schedule “D” and acknowledges and agrees that Engine Gaming is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2) Engine Gaming agrees and acknowledges that, except as expressly set forth in Schedule “D”, neither GameSquare nor any other Person has made or makes any other representation and warranty (written or oral, express or implied, or at Law or in equity) with respect to GameSquare, the GameSquare Subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, their past, current or future profitability or performance, individually or in the aggregate, the accuracy or completeness of any information furnished or made available to Engine Gaming or any of its representatives or any other Person in connection with the transactions contemplated hereby, and any such other representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, GameSquare expressly disclaims any representation or warranty that is not set forth in this Agreement.

(3) The representations and warranties of GameSquare contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

3.2 Representations and Warranties of Engine Gaming

(1) Except as disclosed in the Engine Gaming Public Disclosure Record (excluding, for purposes of disclosure against any representations and warranties in this Agreement, all disclosures in any “Risk Factors” section and any disclosures included in any such public filings that are cautionary, predictive or forward-looking in nature) or in the Engine Gaming Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), Engine Gaming represents and warrants to GameSquare as set forth in Schedule “E” and acknowledges and agrees that GameSquare is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2) GameSquare agrees and acknowledges that, except as expressly set forth in Schedule “E”, neither Engine Gaming nor any other Person has made or makes any other representation and warranty (written or oral, express or implied, or at Law or in equity) with respect to Engine Gaming, the Engine Gaming Subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, their past, current or future profitability or performance, individually or in the aggregate, the accuracy or completeness of any information furnished or made available to GameSquare or any of its representatives or any other Person in connection with the transactions contemplated hereby, and any such other representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, Engine Gaming expressly disclaims any representation or warranty that is not set forth in this Agreement.

(3) The representations and warranties of Engine Gaming contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

3.3 Investigations

No investigations made by or on behalf of any of the Parties at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any other Party herein or pursuant hereto, unless disclosure of the fact at issue is expressly made in writing to the other Party prior to the execution hereof and such disclosure contains no material untrue statement.

ARTICLE 4

COVENANTS

4.1 Covenants of Engine Gaming Regarding the Conduct of Business

(1) Except as required by applicable Law, (iii) as expressly permitted by this Agreement, or (iv) with the prior written consent of GameSquare (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the Effective Time or the date this Agreement shall be terminated in accordance with Article 7 (the “Pre-Closing Period”), Engine Gaming (which, for purposes of this Section 4.1(1), shall include the Engine Gaming Subsidiaries) shall, (A) conduct the business and operations of Engine Gaming and the Engine Gaming Subsidiaries, taken as a whole, in all material respects in the Ordinary Course and (B) use commercially reasonable efforts to (u) preserve intact and maintain the current business organizations and operations of Engine Gaming and the Engine Gaming Subsidiaries, (v) preserve and maintain all Engine Gaming Intellectual Property, (w) maintain in effect all existing material Engine Gaming Permits, (x) pay all Ordinary Course liabilities as they come due and maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, (y) maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect and (z) maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them.

(2) Without limiting the generality of the foregoing, except (i) as required by applicable Law, (ii) as expressly permitted by this Agreement, or (iii) with the prior written consent of GameSquare (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Engine Gaming shall not and shall not permit any of the wholly-owned Engine Gaming Subsidiaries to:

(a) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Engine Gaming or any of the Engine Gaming Subsidiaries; (B) split, combine or reclassify any capital stock of, or other equity interests in, Engine Gaming or any of the Engine Gaming Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in or outstanding securities of, Engine Gaming or any of the Engine Gaming Subsidiaries, except as required by the terms of any capital stock or equity interest of any Engine Gaming Subsidiary or as contemplated or permitted by the terms of any Engine Gaming Benefit Plan in effect as at the date hereof (including any award agreement applicable to any Engine Gaming Option or Engine Gaming RSU outstanding on the date hereof or issued in accordance with this Agreement);

(b) except for (A) issuances of Engine Gaming Shares in respect of any exercise of Engine Gaming Options or settlement of any Engine Gaming RSUs outstanding on the date hereof, (B) the issuance of Engine Gaming Shares issued pursuant to the exercise of Engine Gaming Options or the vesting of Engine Gaming RSUs, in each case if necessary to effectuate exercise or the withholding of Taxes, (C) the issuance of Engine Gaming Shares issued pursuant to the exercise of Engine Gaming Warrants, (D) transactions solely between or among Engine Gaming and its wholly-owned Subsidiaries, (E) issuance of Engine Gaming Options and Engine Gaming RSUs in the Ordinary Course pursuant to the existing Engine Gaming Benefit Plan, issue, sell, pledge, dispose of or encumber, or agree to or authorize the issuance, sale, pledge, disposition or encumbrance of or purchase or redeem or propose or agree to the purchase or redemption of, (x) any shares of its capital stock or other ownership interest in Engine Gaming or any of the Engine Gaming Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest or (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities, and (F) the issuance of Engine Gaming Shares issued pursuant to the conversion of Engine Gaming Convertible Debentures;

(c) except as required by the terms of any Engine Gaming Benefit Plan or applicable Laws, (A) enter into, adopt or terminate any material Engine Gaming Benefit Plan, other than entering into employment agreements in the Ordinary Course that can be terminated within 30 days without penalty or payment of severance, (B) amend any Engine Gaming Benefit Plan, other than amendments in the Ordinary Course (including, for the avoidance of doubt, annual renewals of welfare benefit plans) that do not materially increase the cost to Engine Gaming of maintaining such Engine Gaming Benefit Plan, (C) increase the compensation or severance payable to any current or former employee or director, except in the Ordinary Course consistent with past practice in respect of compensation of employees whose annual base salary is less than US$250,000, (D) except in the Ordinary Course or in connection with reductions in force contemplated to occur on or in connection with the consummation of this Agreement, grant or award, or pay or award, any severance or termination pay, bonuses, retention or incentive compensation, to any current or former employee or director, other than issuance of Engine Gaming Options or Engine Gaming RSUs in the Ordinary Course pursuant to the existing Engine Gaming Benefit Plan, (E) hire or terminate the employment of any employee with an annual base salary greater than or equal to US$250,000 or above, other than terminations for cause, (F) recall any laid off or furloughed employees to the workplace, or return any employees to the workplace, other than in compliance with applicable Laws, (G) except in the Ordinary Course or in connection with reductions in force contemplated to occur on or in connection with the consummation of this Agreement, implement any layoffs, furloughs or reductions in hours with respect to any officers or employees of Engine Gaming or any of the Engine Gaming Subsidiaries, (H) except in the Ordinary Course or in connection with the consummation of this Agreement, modify, extend or enter into any employment agreements or (I) recognize or certify any unions, employee representative bodies or other labour organizations as the bargaining representative for any employees of Engine Gaming or any of the Engine Gaming Subsidiaries;

(d) waive the restrictive covenant obligations of any Engine Gaming Employee or any of the Engine Gaming Subsidiaries;

(e) (A) in the case of Engine Gaming, amend or permit the adoption of any amendment to the Engine Gaming Organizational Documents, or (B) in the case of any of the Engine Gaming Subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to the Engine Gaming Organizational Documents;

(f) (A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Arrangement) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions of inventory or other assets in the Ordinary Course or pursuant to existing Contracts which are listed in Section 4.1(2)(f) of the Engine Gaming Disclosure Letter;

(g) consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation, bankruptcy or dissolution of Engine Gaming or any of the Engine Gaming Subsidiaries, or a restructuring, recapitalization, or other reorganization of Engine Gaming or any of the Engine Gaming Subsidiaries of a similar nature;

(h) authorize, make or commit to make capital expenditures, except to the extent that capital expenditures are required to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(i) sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any of its assets or properties (including shares of any Engine Gaming Subsidiary), other than (A) in the Ordinary Course and pursuant to a Contract of Engine Gaming or any of the Engine Gaming Subsidiaries in effect on the date of this Agreement and listed in Section 4.1(2)(i) of the Engine Gaming Disclosure Letter, (B) among Engine Gaming and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of Engine Gaming, or, (C) as otherwise set forth in Section 4.1(2)(i) of the Engine Gaming Disclosure Letter;

(j) fail to maintain the Engine Gaming Intellectual Property or any other material Intellectual Property owned by Engine Gaming or any of the Engine Gaming Subsidiaries, or maintain rights in material Intellectual Property, in the Ordinary Course, provided, that the foregoing shall not require Engine Gaming or any of the Engine Gaming Subsidiaries to take any action to alter the terms of any license or other Contract with respect to material Intellectual Property;

(k) (A) incur, create or suffer to exist any Lien other than (1) Liens in existence on the date hereof or (2) Permitted Liens, or (B) incur, create, assume or guarantee any Indebtedness, other than transactions solely between or among Engine Gaming and its wholly-owned Subsidiaries or solely between or among wholly-owned Subsidiaries of Engine Gaming, and in each case guarantees thereof;

(l) make any pre-payment under an existing Indebtedness;

(m) except as disclosed in Section 4.1(2)(m) of the Engine Gaming Disclosure Letter, other than the settlement of any Actions reflected or reserved against on the Engine Gaming Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Action in excess of $200,000(excluding (A) any audit, claim or Action in respect of Taxes, which shall be governed exclusively by Section 4.1(2)(r) and (B) any stockholder litigation against Engine Gaming, GameSquare or their respective directors or officers relating to the transactions contemplated by this Agreement) involving solely the payment of monetary damages by Engine Gaming or any of the Engine Gaming Subsidiaries of any amount exceeding $200,000 in the aggregate (but excluding any amounts paid on behalf of Engine Gaming or any of the Engine Gaming Subsidiaries by any applicable insurance policy maintained by Engine Gaming or any of the Engine Gaming Subsidiaries); provided, however, that neither Engine Gaming nor any of the Engine Gaming Subsidiaries shall settle or compromise any Action if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by Engine Gaming or any of the Engine Gaming Subsidiaries, (3) has a materially restrictive impact on the business of Engine Gaming or any of the Engine Gaming Subsidiaries or (4) brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(n) change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Engine Gaming and the Engine Gaming Subsidiaries, except as required by IFRS or applicable Law;

(o) (A) enter into any lease for real property or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material Engine Gaming Real Property Lease;

(p) (A) make (other than in the Ordinary Course), change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where Engine Gaming has the authority to make such binding election), (B) amend any Tax Return that is reasonably likely to result in a material increase to a Tax liability, (C) settle or compromise any Tax claim or assessment by any Taxing Authority, or surrender any right to claim a refund, offset or other reduction in Tax liability, except where the amount of any such settlements or compromises or foregone refunds does not exceed $200,000 in the aggregate, (D) change any material method of Tax accounting or any Tax accounting period from those employed in the preparation of its Tax Returns that have been filed for prior taxable years or (E) fail to timely pay any material Tax or file any material Tax Return when due (taking into account any valid extension of time within which to pay or file) and in a manner which is true, correct and complete in all material respects;

(q) except as expressly permitted in this Section 4.1 and other than in the Ordinary Course, (A) enter into or assume any Contract that would have been an Engine Gaming Material Contract (excluding any Engine Gaming Benefit Plan) had it been entered into prior to the date of this Agreement or (B) fail to comply in all material respects with, terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any Engine Gaming Material Contract (excluding any Engine Gaming Benefit Plan) or any Contract (excluding any Engine Gaming Benefit Plan) that would have been an Engine Gaming Material Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Engine Gaming Material Contract;

(r) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Engine Gaming and the Engine Gaming Subsidiaries; or

(s) agree to take any action that is prohibited by this Section 4.1(2).

(3) Without limiting the generality of the foregoing, except (i) as provided in Section 4.1(3) of the Engine Gaming Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted or required by this Agreement, or (iv) with the prior written consent of GameSquare (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Engine Gaming shall, and shall cause any of the Engine Gaming Subsidiaries to: (A) duly and timely file with the appropriate Governmental Entity all material Tax Returns required to be filed, which shall be correct and complete in all material respects, (B) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted; (C) keep GameSquare reasonably informed of any material events, discussions, notices or changes with respect to any Tax investigation, and (D) consider in good faith any reasonable requests by GameSquare that Engine Gaming or the Engine Gaming Subsidiaries take any action regarding Tax filing matters, including the filing of notices of appeal and other actions in respect of notices of assessment from the applicable Governmental Entity.

4.2 Covenants of GameSquare Regarding the Conduct of Business

(1) Except (i) as provided in Section 4.2 of the GameSquare Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, or (iv) with the prior written consent of Engine Gaming (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the Effective Time or the date this Agreement shall be terminated in accordance with Article 7 (the “Pre-Closing Period”), GameSquare (which, for purposes of this Section 4.2(1), shall include the GameSquare Subsidiaries) shall, (A) conduct the business and operations of GameSquare and the GameSquare Subsidiaries, taken as a whole, in all material respects in the Ordinary Course and (B) use commercially reasonable efforts to (u) preserve intact and maintain the current business organizations and operations of GameSquare and the GameSquare Subsidiaries, (v) preserve and maintain all GameSquare Intellectual Property, (w) maintain in effect all existing material GameSquare Permits, (x) pay all Ordinary Course liabilities as they come due and maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, (y) maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect and (z) maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them.

(2) Without limiting the generality of the foregoing, except (i) as provided in Section 4.2 of the GameSquare Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, or (iv) with the prior written consent of Engine Gaming (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, GameSquare shall not and shall not permit any of the wholly-owned GameSquare Subsidiaries to:

(a) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, GameSquare or any of the GameSquare Subsidiaries; (B) split, combine or reclassify any capital stock of, or other equity interests in, GameSquare or any of the GameSquare Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in or outstanding securities of, GameSquare or any of the GameSquare Subsidiaries, except as required by the terms of any capital stock or equity interest of any GameSquare Subsidiary or as contemplated or permitted by the terms of any GameSquare Benefit Plan in effect as at the date hereof (including any award agreement applicable to any GameSquare Option or GameSquare RSU outstanding on the date hereof or issued in accordance with this Agreement);

(b) except for (A) issuances of GameSquare Common Shares in respect of any exercise of GameSquare Options or settlement of any GameSquare RSUs outstanding on the date hereof, (B) the issuance of GameSquare Common Shares issued pursuant to the exercise of GameSquare Options or the vesting of GameSquare RSUs, in each case if necessary to effectuate exercise or the withholding of Taxes, (C) the issuance of GameSquare Common Shares issued pursuant to the exercise of GameSquare Warrants, (D) transactions solely between or among GameSquare and its wholly-owned Subsidiaries, and (E) issuance of GameSquare Options and GameSquare RSUs in the Ordinary Course pursuant to the existing GameSquare Benefit Plan, issue, sell, pledge, dispose of or encumber, or agree to or authorize the issuance, sale, pledge, disposition or encumbrance of or purchase or redeem or propose or agree to the purchase or redemption of, (x) any shares of its capital stock or other ownership interest in GameSquare or any of the GameSquare Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest or (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(c) except as required by the terms of any GameSquare Benefit Plan or applicable Laws, (A) enter into, adopt or terminate any material GameSquare Benefit Plan, other than entering into employment agreements in the Ordinary Course that can be terminated within 30 days without penalty or payment of severance, (B) amend any GameSquare Benefit Plan, other than amendments in the Ordinary Course (including, for the avoidance of doubt, annual renewals of welfare benefit plans) that do not materially increase the cost to GameSquare of maintaining such GameSquare Benefit Plan, (C) increase the compensation or severance payable to any current or former employee or director, except in the Ordinary Course consistent with past practice in respect of compensation of employees whose annual base salary is less than US$250,000, (D) grant or award, or pay or award, any severance or termination pay, bonuses, retention or incentive compensation, to any current or former employee or director, other than issuance of GameSquare Options or GameSquare RSUs in the Ordinary Course pursuant to the existing GameSquare Benefit Plan, (E) hire or terminate the employment of any employee with an annual base salary greater than or equal to US$250,000 or above, other than terminations for cause, (F) recall any laid off or furloughed employees to the workplace, or return any employees to the workplace, other than in compliance with applicable Laws, (G) implement any layoffs, furloughs or reductions in hours with respect to any officers or employees of GameSquare or any of the GameSquare Subsidiaries, (H) modify, extend or enter into any employment agreements or (I) recognize or certify any unions, employee representative bodies or other labour organizations as the bargaining representative for any employees of GameSquare or any of the GameSquare Subsidiaries;

(d) waive the restrictive covenant obligations of any GameSquare Employee or any of the GameSquare Subsidiaries;

(e) (A) in the case of GameSquare, amend or permit the adoption of any amendment to the GameSquare Organizational Documents, or (B) in the case of any of the GameSquare Subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to the GameSquare Organizational Documents;

(f) (A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Arrangement) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions of inventory or other assets in the Ordinary Course or pursuant to existing Contracts which are listed in Section 4.2(2)(f) of the GameSquare Disclosure Letter;

(g) consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation, bankruptcy or dissolution of GameSquare or any of the GameSquare Subsidiaries, or a restructuring, recapitalization, or other reorganization of GameSquare or any of the GameSquare Subsidiaries of a similar nature;

(h) authorize, make or commit to make capital expenditures, except to the extent that capital expenditures are required to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(i) sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any of its assets or properties (including shares of any GameSquare Subsidiary), other than (A) in the Ordinary Course and pursuant to a Contract of GameSquare or any of the GameSquare Subsidiaries in effect on the date of this Agreement and listed in Section 4.2(2)(i) of the GameSquare Disclosure Letter, or (B) among GameSquare and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of GameSquare;

(j) fail to maintain the GameSquare Intellectual Property or any other material Intellectual Property owned by GameSquare or any of the GameSquare Subsidiaries, or maintain rights in material Intellectual Property, in the Ordinary Course, provided, that the foregoing shall not require GameSquare or any of the GameSquare Subsidiaries to take any action to alter the terms of any license or other Contract with respect to material Intellectual Property;

(k) (A) incur, create or suffer to exist any Lien other than (1) Liens in existence on the date hereof or (2) Permitted Liens, or (B) incur, create, assume or guarantee any Indebtedness, other than transactions solely between or among GameSquare and its wholly-owned Subsidiaries or solely between or among wholly-owned Subsidiaries of GameSquare, and in each case guarantees thereof;

(l) make any pre-payment under an existing Indebtedness;

(m) except as disclosed in Section 4.2(2)(m) of the GameSquare Disclosure Letter, other than the settlement of any Actions reflected or reserved against on the GameSquare Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Action in excess of $200,000(excluding (A) any audit, claim or Action in respect of Taxes, which shall be governed exclusively by Section 4.2(2)(m) and (B) any stockholder litigation against GameSquare, Engine Gaming or their respective directors or officers relating to the transactions contemplated by this Agreement) involving solely the payment of monetary damages by GameSquare or any of the GameSquare Subsidiaries of any amount exceeding $200,000 in the aggregate (but excluding any amounts paid on behalf of GameSquare or any of the GameSquare Subsidiaries by any applicable insurance policy maintained by GameSquare or any of the GameSquare Subsidiaries); provided, however, that neither GameSquare nor any of the GameSquare Subsidiaries shall settle or compromise any Action if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by GameSquare or any of the GameSquare Subsidiaries, (3) has a materially restrictive impact on the business of GameSquare or any of the GameSquare Subsidiaries or (4) brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(n) change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of GameSquare and the GameSquare Subsidiaries, except as required by IFRS or applicable Law;

(o) (A) enter into any lease for real property or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material GameSquare Real Property Lease;

(p) (A) make (other than in the Ordinary Course), change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where GameSquare has the authority to make such binding election), (B) amend any Tax Return that is reasonably likely to result in a material increase to a Tax liability, (C) settle or compromise any Tax claim or assessment by any Taxing Authority, or surrender any right to claim a refund, offset or other reduction in Tax liability, except where the amount of any such settlements or compromises or foregone refunds does not exceed $200,000 in the aggregate, (D) change any material method of Tax accounting or any Tax accounting period from those employed in the preparation of its Tax Returns that have been filed for prior taxable years or (E) fail to timely pay any material Tax or file any material Tax Return when due (taking into account any valid extension of time within which to pay or file) and in a manner which is true, correct and complete in all material respects;

(q) except as expressly permitted in this Section 4.2 and other than in the Ordinary Course, (A) enter into or assume any Contract that would have been a GameSquare Material Contract (excluding any GameSquare Benefit Plan) had it been entered into prior to the date of this Agreement or (B) fail to comply in all material respects with, terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any GameSquare Material Contract (excluding any GameSquare Benefit Plan) or any Contract (excluding any GameSquare Benefit Plan) that would have been a GameSquare Material Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such GameSquare Material Contract;

(r) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of GameSquare and the GameSquare Subsidiaries; or

(s) agree to take any action that is prohibited by this Section 4.2(2).

(3) Without limiting the generality of the foregoing, except (i) as provided in Section 4.2 of the GameSquare Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted or required by this Agreement, or (iv) with the prior written consent of Engine Gaming (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, GameSquare shall, and shall cause any of the GameSquare Subsidiaries to: (A) duly and timely file with the appropriate Governmental Entity all material Tax Returns required to be filed, which shall be correct and complete in all material respects, (B) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted; (C) keep Engine Gaming reasonably informed of any material events, discussions, notices or changes with respect to any Tax investigation, and (D) consider in good faith any reasonable requests by Engine Gaming that GameSquare or the GameSquare Subsidiaries take any action regarding Tax filing matters, including the filing of notices of appeal and other actions in respect of notices of assessment from the applicable Governmental Entity.

4.3 Covenants Relating to the Arrangement

(1) Subject to Section 4.4, which shall govern in relation to Regulatory Approvals, each of the Parties covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a) it shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Laws to complete the Arrangement, including using commercially reasonable efforts to promptly (i) obtain all necessary waivers, consents and approvals required from, and provide all required notices to, persons party to loan agreements, leases, licenses and other Contracts or Permits; (ii) obtain all necessary Permits as are required to be obtained by it under all Laws; (iii) defend all lawsuits or other legal, regulatory or other proceedings against it challenging or affecting the Arrangement or this Agreement, and oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting, the ability of the Parties to consummate the Arrangement; and (iv) cooperate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder; and

(b) it shall not deliberately take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to materially delay or materially impede the consummation of the Arrangement, or that will have, or would reasonably be expected to have, the effect of materially delaying, impairing or impeding the granting of the Regulatory Approvals.

(2) Engine Gaming shall use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain the Exchange Approvals and it shall, at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Engine Gaming Shares to meet the obligations of Engine Gaming under the Plan of Arrangement. GameSquare shall use commercially reasonable efforts to cooperate with Engine Gaming in respect of the foregoing, including by providing information reasonably requested by Engine Gaming in connection therewith in a timely manner.

4.4 Regulatory Approvals

(1) As soon as reasonably practicable after the date hereof each Party, or where appropriate, the Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Entities required or advisable in connection with the Regulatory Approvals, including the Exchange Approvals, and shall use its commercially reasonable efforts to obtain as soon as reasonably practicable and maintain the Regulatory Approvals, including the Exchange Approvals.

(2) The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals, including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of a Party, acting reasonably, advisable, in connection with obtaining the Regulatory Approvals and use their commercially reasonable efforts to ensure that such information does not contain a misrepresentation; provided, however, that nothing in this provision shall require a Party to provide information that is not in its possession or not otherwise reasonably available to it.

(3) The Parties shall (i) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals and shall promptly notify each other of any material communication from any Governmental Entity in respect of the Arrangement or this Agreement, (ii) respond, as soon as reasonably practicable, to any reasonable requests for information from a Governmental Entity in connection with obtaining a Regulatory Approval, and (iii) not make any submissions or filings to any Governmental Entity related to the transactions contemplated by this Agreement, or participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, submissions, investigations or other inquiries or matters related to the transactions contemplated by this Agreement, unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party a reasonable opportunity to review drafts of any submissions or filings (and will give due consideration to any comments received from such other Party) and to attend and participate in any communications. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts and final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(4) Engine Gaming and GameSquare will not, and will not permit any of their respective Subsidiaries to, acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person, or otherwise acquire or agree to acquire any assets or equity, if the entering into of an agreement relating to or the consummation of such acquisition, merger or consolidation would at the time of entry into such agreement, reasonably be expected to (i) materially increase the likelihood of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated by this Agreement or (ii) prevent, materially impede or materially delay the receipt of the Exchange Approvals.

(5) If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Regulatory Approvals, the Parties shall use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such objection or proceeding, as the case may be, so as to allow the Effective Time to occur on or prior to the Outside Date.

(6) Notwithstanding anything to the contrary in this Agreement, no Party is permitted or required to divest or to offer to divest any of their assets or properties or to agree to any behavioural remedy, undertaking, commitment, or restriction on the operations of Engine Gaming or GameSquare in order to secure any Regulatory Approval except with the express consent of both Engine Gaming and GameSquare.

4.5 Notice.

Each of the Parties shall promptly advise the other orally and, if then requested, in writing, with full particulars of any Knowledge it has of any: (i) event occurring subsequent to the date of this Agreement that would render any representation or warranty of such Party contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the date of this Agreement), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect; (ii) Material Adverse Change in respect of such Party; or (iii) breach by such Party of any material covenant or agreement contained in this Agreement.

4.6 Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, each of Engine Gaming and GameSquare shall give the other Party and its Representatives (1) upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (a) premises, (b) property and assets (including books and records), (c) Contracts and leases and (d) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Party in question; and (2) such financial and operating data or other information with respect to the assets or business of such Party and its Subsidiaries as the other reasonably requests. Each of Engine Gaming and GameSquare shall continue to afford the other and its Representatives with access to the Engine Gaming Data Room and the GameSquare Data Room, respectively, and such virtual data room shall continue to remain populated in the manner provided as at the Data Room Cut-off Time with any additional documents being inserted as the other Party may reasonably request. The Parties acknowledge and agree that information furnished pursuant to this Section 4.6 shall be subject to the terms and conditions of the Confidentiality Agreement.

4.7 Governance

Engine Gaming shall take all necessary actions to ensure that, at the Effective Time, (i) the Engine Gaming Board shall be comprised of seven directors. Subject to the approval of the TSXV and Nasdaq and confirmation such Persons are eligible to act as directors pursuant to applicable Laws, the members of the Engine Gaming Board, the Chairperson of the Board and the management of Engine Gaming shall be as set out in section 4.7 of the Engine Gaming Disclosure Letter (collectively, the “Engine Gaming Nominees”). The Parties agree to work cooperatively to implement the foregoing including by providing any information required by Law with respect to the foregoing individuals for inclusion in the Engine Gaming Proxy Statement, to the extent required, no later than five Business Days prior to the required mailing of the Engine Gaming Proxy Statement to the TSXV and the Engine Gaming Shareholders, respectively. Engine Gaming shall pass any such resolutions of the Engine Gaming Board, and take all other actions, as may be required to ensure that, at the Effective Time, the Engine Gaming Board and management is comprised of the persons contemplated in section 4.7 of the Engine Gaming Disclosure Letter.

4.8 Insurance and Indemnification

(1) Prior to the Effective Date, Engine Gaming may (to the extent determined to be necessary or appropriate by the Engine Gaming Board), purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Engine Gaming and the Engine Gaming Subsidiaries, as applicable, which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided that the cost of such policies will not exceed $1,500,000 in the aggregate and that if such insurance coverage is unavailable, Engine Gaming will, or will cause the Engine Gaming Subsidiaries, as applicable, to maintain tail policies with the best available insurance coverage whose cost will not exceed $1,500,000 in the aggregate.

(2) Engine Gaming agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of GameSquare, Engine Gaming and their respective Subsidiaries, including all rights pursuant to the Organizational Documents of such entities and any contractual rights, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date and Engine Gaming undertakes to ensure that this covenant shall remain binding upon its successors and assigns.

(3) The provisions of this Section 4.7 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Engine Gaming hereby confirms that it is acting as agent and trustee on their behalf.

4.9 Engine Gaming Covenants Regarding Convertible Securities

(1) The Engine Gaming Board will not accelerate the vesting of the Engine Gaming Options or the Engine Gaming RSUs and the Engine Gaming Board will otherwise deal with such securities in accordance with their terms.

(2) Engine Gaming shall take all steps in advance of the Effective Date reasonably required by GameSquare to facilitate the registration of the Engine Gaming Shares underlying the Replacement RSUs and Replacement Options, including, if necessary, the filing of a new Registration Statement on Form S-8 pursuant to General Instruction E.

4.10 GameSquare Covenants Regarding Convertible Securities

The GameSquare Board shall not accelerate the vesting of any issued and outstanding GameSquare Options and GameSquare RSUs and the GameSquare Board will otherwise deal with such securities in accordance with their terms.

4.11 GameSquare Covenants regarding Nasdaq and TSXV Listing

GameSquare hereby agrees to provide to Engine Gaming, TSXV or Nasdaq any documents or disclosures reasonably required by TSXV (with regard to Engine Gaming’s ongoing listing qualification process for the Engine Gaming Shares) and Nasdaq (with regard to the initial listing application for the Engine Gaming Shares after the consummation of the Transaction).

4.12 Cooperation with Auditors

Each Party hereby agrees to use its best efforts to cooperate with, and cause its auditor to cooperate with, the other Party to provide any financial statements and any other related information required for the GameSquare Circular, the Engine Gaming Proxy Statement and any other filings related to the Regulatory Approvals.

4.13 Bump Transactions

From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, GameSquare shall not, other than as part of a transaction required by this Agreement or the Arrangement, a transaction carried out in the Ordinary Course or a transaction set out in the GameSquare Disclosure Letter, enter into any transaction (the “Bump Transactions”) designed to step up the Tax basis in certain capital property of GameSquare for purposes of the Tax Act.

4.14 Pre-Closing Consolidation of Engine Gaming Shares and Nasdaq Listing

No later than December 20, 2022, Engine Gaming shall either (i) regain compliance with Nasdaq’s listing rules and obtain a written notification from Nasdaq that Engine Gaming has achieved compliance, including completion of a consolidation (the “Consolidation”) of the Engine Gaming Shares with such consolidation ratio as required in order to achieve such notification of compliance as determined by Engine Gaming, acting reasonably and in good faith or (ii) obtain an extension to regain compliance with Nasdaq’s minimum bid price requirement (the “Nasdaq Extension”) and either (A) obtain a written notification from Nasdaq that Engine Gaming has achieved compliance with the minimum bid price requirement before the expiration of the Nasdaq Extension or (B) obtain an additional extension to regain compliance with Nasdaq’s minimum bid price requirement.

4.15 Pre-Closing Reorganization

(1) Engine Gaming will use best efforts to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as GameSquare may reasonably request prior to the Effective Date, and the Arrangement, if required, will be modified accordingly; provided, however, that Engine Gaming need not effect a Pre-Acquisition Reorganization which would impede or materially delay the consummation of the Arrangement.

(2) Without limiting the foregoing and other than as set forth in paragraph (1) above, GameSquare will use its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and Engine Gaming will cooperate with GameSquare in structuring, planning and implementing any such Pre-Acquisition Reorganization.

(3) GameSquare must provide written notice to Engine Gaming of any proposed Pre-Acquisition Reorganization (which notice will include full particulars of all material steps and transactions with respect to such Pre-Acquisition Reorganization) at least 15 Business Days prior to the date of the Engine Gaming Meeting. In addition:

(a) any Pre-Acquisition Reorganization will not become effective unless the Parties will have confirmed in writing the satisfaction or waiver of all conditions in their respective favour set forth in Article 6 and will have confirmed in writing that they are prepared to promptly and without condition proceed to effect the Arrangement;

(b) any Pre-Acquisition Reorganization will be effective as close as reasonably practical to the Effective Date and, in any event, after all Regulatory Approvals are obtained;

(c) any Pre-Acquisition Reorganization will not prejudice Engine Gaming or the Engine Gaming Shareholders in any material respect;

(d) any Pre-Acquisition Reorganization will not require Engine Gaming to obtain the approval of the Engine Gaming Shareholders unless the Parties otherwise agree;

(e) any Pre-Acquisition Reorganization will not require any filings with, notifications to or approvals of any Governmental Authority or third party which may not be made, effected or obtained prior to the Effective Date;

(f) any Pre-Acquisition Reorganization will not require Engine Gaming to contravene any applicable Laws, its organizational documents or any Engine Gaming Material Contract; and

(g) Engine Gaming will not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, Engine Gaming or any of its subsidiaries, any Engine Gaming Shareholder or holder of Engine Gaming Options, Engine Gaming RSUs or Engine Gaming Warrants greater than the Taxes or more onerous than the other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization.

(4) Engine Gaming and GameSquare acknowledge and agree that the planning for and implementation of any Pre-Acquisition Reorganization will not be considered a breach of any covenant under this Agreement and will not be considered in determining whether a representation or warranty of Engine Gaming hereunder has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under contract).

(5) Engine Gaming and GameSquare will work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For greater certainty, Engine Gaming will not be liable for the failure of GameSquare to benefit from any anticipated Tax efficiency as a result of a Pre-Acquisition Reorganization.

(6) GameSquare agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless Engine Gaming and its affiliates from and against any and all liabilities, losses, damages, claims, costs, expenses, Taxes, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization).

4.16 Amendment to Engine Omnibus Incentive Plan

If required in order to validly issue the Replacement Options and the Replacement RSUs pursuant to the Arrangement under the Engine Gaming Omnibus Incentive Plan, Engine Gaming shall use commercially reasonable efforts to increase the number of Engine Gaming Options and Engine Gaming RSUs issuable under the Engine Gaming Omnibus Incentive Plan (including, without limitation, obtaining any required approvals of Engine Gaming Shareholders at the Engine Gaming Meeting) to allow for the issuance of such Replacement Options and Replacement RSUs under the Engine Omnibus Incentive Plan on Closing.

4.17 Non-Renewal of Board Agreements

Prior to December 31, 2022, Engine Gaming shall provide to and confirm receipt by each of the Engine Gaming Board members listed in section 4.17 of the Engine Gaming Disclosure Letter written contractual notice that such Board members’ existing employment agreements with Engine Gaming shall not be renewed and shall terminate as of the end of their Employment Period (the “Board Non-Renewal Notices”). Engine Gaming further agrees that, prior to Closing, Engine Gaming shall not amend such employment agreements or enter into any new employment agreements with such Board members. Written notice shall be (a) delivered by hand (with written confirmation of receipt); (b) sent by facsimile (with written confirmation of receipt), with a copy sent by certified or registered mail, return receipt requested; or (c) sent by a nationally recognized overnight delivery service (receipt requested).

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

5.1 Non-Solicitation

(1) From the date hereof until the date that this Agreement is terminated pursuant to Article 7, except as expressly provided in this Article 5, neither Party shall, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(a) solicit, initiate or knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of a Party or any Subsidiary) any Acquisition Proposal in respect of such Party or any inquiries, proposals or offers relating to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal in respect of such Party;

(b) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than the other Party hereto) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c) make a Change in Recommendation;

(d) accept, approve, endorse or recommend, execute or enter into, or publicly propose to accept, endorse, approve, execute or enter into, any letter of intent, agreement in principle, agreement, arrangement, offer or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 5.3(1)) or otherwise cooperate with, or assist, participate in or facilitate any effort or attempt by, any Person to seek to do any of the foregoing in respect of an Acquisition Proposal

(2) Each Party shall, and shall cause its Representatives and subsidiaries to, immediately cease and terminate, and cause to be terminated, any existing solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any person (other than the other Party hereto) with respect to any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, each Party will:

(a) immediately discontinue access to and disclosure of any of all information, including any data room and any confidential information, properties, facilities, books and records of such Party or of any of its Subsidiaries; and

(b) within two Business Days of the date of this Agreement request and exercise all rights it has under any confidentiality agreement at the date of this Agreement related to any Acquisition Proposal, including an Acquisition Proposal made prior to the date hereof (i) the return or destruction of all copies of any confidential information regarding such Party or any of its Subsidiaries provided to any person relating to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its Subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3) Each Party represents that it has not as at the date of this Agreement and in the 12 months prior to the date of this Agreement, waived any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement or restriction to which such Party or any of its Subsidiaries is a party. Each Party shall will use commercially reasonable efforts to enforce each confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which it or its Subsidiaries is a party and relates to a potential Acquisition Proposal (including a potential Acquisition Proposal made prior to the date hereof) and neither it, nor any of its Subsidiaries have or will, without the prior written consent of the other Party (which may be withheld or delayed in the other Party’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations, or any of its Subsidiaries, under any such confidentiality, standstill, non-disclosure, non-solicitation or similar agreement to which the Party or any of its Subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with their terms will not be a violation of this Section 5.1(3).

(4) Each Party shall advise its Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by a Party’s Representatives is deemed to be a breach of this Article 5 by such Party.

5.2 Notification of Acquisition Proposals

If a Party or any of its Representatives receives an Acquisition Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal after the date of this Agreement, or any request for copies of, access to, or disclosure of, confidential information relating to such Party or any Subsidiary in connection with such an Acquisition Proposal, inquiry, proposal or offer, such Party shall as soon as practicable and in any event within twenty four (24) hours of the receipt thereof notify the other Party (at first orally and then in writing) of such Acquisition Proposal, inquiry, proposal, offer or request. Such notice shall include a description of the material terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request and the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request and such Party shall provide the other Party with unredacted copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person or any other information reasonably necessary to keep the other Party informed in all material respects of the Acquisition Proposal. The Party receiving the Acquisition Proposal, inquiry, proposal, offer or request shall keep the other Party informed on a current basis of the status of material or substantive developments and (to the extent such Party is permitted by Section 5.3 to enter into discussions or negotiations), the status of discussions and negotiations with respect to any such Acquisition Proposal, inquiry, proposal, offer or request or change thereof and shall provide the other Party with copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to such Party by or on behalf of any person making any such Acquisition Proposal, inquiry, proposal, offer or request or change thereof.

5.3 Responding to an Acquisition Proposal

(1) Notwithstanding any provision of this Agreement, if at any time following the date of this Agreement and prior to, in the case of Engine Gaming, the approval of the Engine Gaming Resolution by the Engine Gaming Shareholders, and, in the case of GameSquare, the approval of the GameSquare Arrangement Resolution by the GameSquare Shareholders, a Party receives an Acquisition Proposal that did not result from a breach of this Article 5 (it being understood that a Party will not be in breach of this Article 5 if such Party or its Representatives contact the Person who has made an Acquisition Proposal for the sole purpose of clarifying the terms and conditions of such Acquisition Proposal), such Party and its Representatives may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its Subsidiaries to the person or persons making such Acquisition Proposal, if and only if:

(a) the board of directors of such Party first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(b) the person or persons making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, nondisclosure, use, business purpose or similar restriction with such Party or its Subsidiaries;

(c) such Party has been, and continues to be, in compliance with its obligations under this Article 5 in all material respects;

(d) prior to providing any such copies, access, or disclosure, such Party enters into a confidentiality and standstill agreement with the person or persons making such Acquisition Proposal substantially in the same form as the Confidentiality Agreement and which will not contain an exclusivity provision or other term which would restrict in any manner such Party’s ability to consummate the transactions hereunder or to comply with its disclosure obligations to the other Party hereunder and any such copies, access or disclosure provided to the person or persons making such Acquisition Proposal shall have already been (or will simultaneously be) provided to the other Party; and

(e) such Party promptly provides the other Party with:

(i) written notice stating such Party’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure;

(ii) prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d); and

(iii) any material non-public information concerning such Party or its Subsidiaries provided to such other Person which was not previously provided to the other Party.

(2) Nothing contained in this Agreement (but, for certainty, subject to Section 7.2) shall prevent a Party or its board of directors from complying with a court order or section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal or from calling and/or holding a meeting of its shareholders requisitions in accordance with applicable Law; provided that the Party so complying shall provide the other Party with a reasonable opportunity to review the form and content of such circular or other response before it is sent by the Party so complying.

5.4 Right to Match

(1) If a Party receives an Acquisition Proposal that constitutes a Superior Proposal (the “Receiving Party”) prior to, in the case of GameSquare being the Receiving Party, the approval of the GameSquare Arrangement Resolution by the GameSquare Shareholders, and in the case of Engine Gaming being the Receiving Party, the approval of the Engine Gaming Resolution by the Engine Gaming Shareholders, the Receiving Party may, subject to compliance with Section 7.2, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a) the person or persons making such Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purposes or similar restriction with the Receiving Party or its Subsidiaries;

(b) the Receiving Party has been, and continues to be in, compliance with its obligations under this Article 5 in all material respects;

(c) the Receiving Party has delivered to the other Party a written notice of the determination of the Receiving Party’s board of directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Receiving Party’s board of directors to make a Change in Recommendation or approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, including a notice as to the value in financial terms that the board of directors has, in consultation with its outside financial advisors, determined should be ascribed to any non-cash consideration offered with respect to such Superior Proposal (the “Superior Proposal Notice”);

(d) the Receiving Party has provided the other Party a copy of the proposed definitive agreement for the Superior Proposal and all ancillary documents (and supporting materials) containing material terms and conditions of the Superior Proposal, including any financing documents supplied to a Receiving Party in connection therewith;

(e) at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the other Party received the Superior Proposal Notice and the date on which such other Party received all of the materials set forth in Section 5.4(1)(d);

(f) during any Matching Period, such other Party has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g) after the Matching Period, the Receiving Party’s board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the other Party under 5.4(2)) and has determined in good faith, after consultation with its outside legal counsel, that the failure by the board of directors to take such action would be inconsistent with its fiduciary duties; and

(h) prior to or concurrently with making a Change in Recommendation or entering into such definitive agreement the Receiving Party terminates this Agreement pursuant to Section 7.2.

(2) During the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (a) the Receiving Party’s board of directors shall review any offer made by the other Party under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith after consultation with outside legal and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal (b) the Receiving Party shall negotiate in good faith with the other Party to make such amendments to the terms of this Agreement and the Arrangement as would enable the other Party and/or its affiliates to proceed with the transactions contemplated by this Agreement on such amended terms. If the Receiving Party’s board of directors determines that such Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party shall promptly so advise the other Party and the Parties shall amend this Agreement to reflect such offer made by the other Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3) Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Receiving Party or its shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4 and the other Party shall be afforded a new full Matching Period from the later of the date on which such other Party received the Superior Proposal Notice and the date on which such other Party received all of the materials set forth in Section 5.4(1)(d) with respect to the new Superior Proposal from the Receiving Party.

(4) The Receiving Party’s board of directors shall promptly reaffirm the GameSquare Board Recommendation or the Engine Gaming Board Recommendation, as the case may be, by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Receiving Party’s board of directors determines that a proposed amendment to the terms of this Agreement as contemplated Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Receiving Party shall provide the other Party and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the other Party and its counsel.

(5) Nothing in this Arrangement shall prohibit the board of directors from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal, provided that the Receiving Party shall provide the other Party and its legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure. Further, nothing in this Agreement shall prevent the board of directors from making any disclosure to the Receiving Party’s shareholders if the board of directors, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the board of directors or such disclosure is otherwise required under Law; provided, however, that, notwithstanding the board of directors shall be permitted to make such disclosure, the board of directors shall not be permitted to make a Change in Recommendation, other than as permitted by Section 5.4(1) or the first sentence of this paragraph.

(6) If the Receiving Party provides a Superior Proposal Notice to the other Party on a date that is less than five Business Days before the GameSquare Meeting or the Engine Gaming Meeting, as the case may be, the other Party will be entitled to require the Receiving Party to proceed with or adjourn or postpone such GameSquare Meeting or Engine Gaming Meeting, as the case may be, in accordance with the terms of this Agreement to a date specified by the other Party that is not more than ten Business Days after the scheduled date of the GameSquare Meeting or the Engine Gaming Meeting, as the case may be, provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Outside Date.

(7) Each Party will ensure that each of its Representatives is aware of the provisions of this Article 5. Any violation of the restrictions set forth in this Article 5 by a Subsidiary or a Representative of a Party or by a Representative of a Subsidiary of a Party shall be deemed to be a breach of this Article by such Party for which such Party shall be responsible.

ARTICLE 6

CONDITIONS

6.1 Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Date, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)Interim and Final Order.The Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and shall not have been set aside or modified in any manner unacceptable to either GameSquare or Engine Gaming, each acting reasonably, on appeal or otherwise.

(b)GameSquare Arrangement Resolution. The GameSquare Arrangement Resolution shall have been passed by the GameSquare Shareholders at the GameSquare Meeting in accordance with the Interim Order.

(c)Engine Gaming Shareholder Resolution. The Engine Gaming Shareholder Approval shall have been obtained at the Engine Gaming Meeting.

(d)Regulatory Approvals. Each of the Regulatory Approvals shall have been made, given or obtained or its relevant waiting period has expired, on terms satisfactory to the Parties, each acting reasonably, and each such Regulatory Approval shall be in full force and effect;

(e) TSXV Approval. The TSXV shall have conditionally approved the Transaction and listing thereon of the Engine Gaming Shares to be issued to GameSquare Shareholders pursuant to the Arrangement and the Engine Gaming Shares issuable pursuant to the Replacement Options, the Replacement RSUs and Replacement Warrants, subject only to such conditions, including the filing of documentation, as are acceptable to Engine Gaming and GameSquare, acting reasonably.

(f) U.S. Registration. The Arrangement Issued Securities to be issued under the Arrangement to U.S. Persons shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

(g) Illegality. No Law is in effect that makes the completion of the Transaction illegal or otherwise prohibits or enjoins the Parties from completing the Transaction.

(h) No Legal Action. There is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) pending in any jurisdiction that:

(i) cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Engine Gaming’s ability to acquire, hold, or exercise full rights of ownership over, any GameSquare Common Shares, including the right to vote the GameSquare Common Shares;

(ii) prohibit, restrict or impose terms or conditions on, the Arrangement, or the ownership or operation by Engine Gaming of the business or assets of GameSquare or its Subsidiaries, or compel Engine Gaming to dispose of or hold separate any of the business or assets of Engine Gaming or its Subsidiaries as a result of the Arrangement; or

(iii) prevent or materially delay the consummation of the Arrangement, or if the Arrangement were to be consummated, have a Material Adverse Effect with respect to GameSquare or Engine Gaming or result in any material liability to GameSquare or Engine Gaming.

(i) Dissent Rights. The GameSquare Shareholders shall not have exercised Dissent Rights in respect of more than 5% of the outstanding GameSquare Common Shares.

6.2 Additional Conditions Precedent to the Obligations of Engine Gaming

The obligations of Engine Gaming to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent on or before the Effective Date (each of which is for the exclusive benefit of Engine Gaming and may be waived by Engine Gaming in whole or in part at any time):

(a) Performance of Covenants. All covenants of GameSquare under this Agreement to be performed on or before the Effective Date which have not been waived by Engine Gaming shall have been duly performed by GameSquare in all material respects, and Engine Gaming shall have received a certificate of GameSquare addressed to Engine Gaming and dated the Effective Date, signed on behalf of GameSquare by two directors or a senior executive officer of GameSquare, confirming the same as at the Effective Date.

(b) Representations and Warranties. (i) The representations and warranties of GameSquare set forth in Section (1) of Schedule “D” [Organization, Good Standing and Qualification], Section (2) of Schedule “D” [Capital Structure] (in respect of all matters except for the number of securities of GameSquare outstanding as of the date of this Arrangement) and Section (3) of Schedule “D” [Corporate Authority; Approval] shall be true and correct in all material respects as at the date of this Agreement and as at the Effective Date as if made on and as at the Effective Date (except for representations and warranties made as at a specified date, the accuracy of which shall be determined as at that specified date), (ii) the representations and warranties of GameSquare set forth in in Section (2) of Schedule “D” [Capital Structure] (in respect of the number of securities of GameSquare outstanding as of the date of this Agreement only) are true and correct as of the Effective Time in all respects (except de minimis errors); and (iii) all other representations and warranties made by GameSquare in this Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as at the date of this Agreement and as at the Effective Date as if made on and as at the Effective Date (except for representations and warranties made as at a specified date, the accuracy of which shall be determined as at that specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by Engine Gaming), except in the case of this clause (iii) where any failure or failures of any such other representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect in respect of GameSquare; and Engine Gaming shall have received a certificate of GameSquare addressed to Engine Gaming and dated the Effective Date, signed on behalf of GameSquare by two directors or a senior executive officer of GameSquare, confirming the same as at the Effective Date.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of GameSquare.

(d) Resignations and Releases. In accordance with the proposed organization chart set out in Section 6.2(d) of the GameSquare Disclosure Letter, GameSquare shall make commercially reasonable efforts to secure a resignation and release from such individuals who are not continuing as employees of GameSquare or Engine Gaming following the Effective Time, to be effective as of the Effective Time (in form satisfactory to Engine Gaming, acting reasonably), subject to such individual obtaining a satisfactory release in his or her favour from GameSquare.

(e) Conversion of Proportionate Voting Shares. GameSquare shall have converted all of the issued and outstanding GameSquare PV Shares to GameSquare Common Shares in accordance with the articles of GameSquare (the “PVS Conversion”).

(f) Third Party Consent. GameSquare shall have received all necessary third party consents, waivers, approvals, authorizations, and notices required to consummate the transactions contemplated hereby, including, without limitation, those set forth on Section 6.2(f)] of the GameSquare Disclosure Letter, in each case, in a form reasonably satisfactory to Engine Gaming.

6.3 Additional Conditions Precedent to the Obligations of GameSquare

The obligations of GameSquare to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent on or before the Effective Date (each of which is for the exclusive benefit of GameSquare and may be waived by GameSquare in whole or in part at any time):

(a) Performance of Covenants. All covenants of Engine Gaming under this Agreement to be performed on or before the Effective Date which have not been waived by GameSquare shall have been duly performed by Engine Gaming in all material respects, and GameSquare shall have received a certificate of Engine Gaming, addressed to GameSquare and dated the Effective Date, signed on behalf of Engine Gaming by two directors or a senior executive officer of Engine Gaming, confirming the same as at the Effective Date;

(b) Representations and Warranties. (i) The representations and warranties of GameSquare set forth in Section (1) of Schedule “E” [Organization, Good Standing and Qualification], Section (2) of Schedule “E” [Capital Structure] (in respect of all matters except for the number of securities of Engine Gaming outstanding as of the date of this Arrangement) and Section (3) of Schedule “E” [Corporate Authority; Approval] shall be true and correct in all material respects as at the date of this Agreement and as at the Effective Date as if made on and as at the Effective Date (except for representations and warranties made as at a specified date, the accuracy of which shall be determined as at that specified date), (ii) the representations and warranties of Engine Gaming set forth in in Section (2) of Schedule “E” [Capital Structure] (in respect of the number of securities of Engine Gaming outstanding as of the date of this Agreement only) are true and correct as of the Effective Time in all respects (except de minimis errors); and (iii) all other representations and warranties made by Engine Gaming in this Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as at the date of this Agreement and as at the Effective Date as if made on and as at the Effective Date (except for representations and warranties made as at a specified date, the accuracy of which shall be determined as at that specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by GameSquare), except in the case of this clause (iii) where any failure or failures of any such other representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect in respect of Engine Gaming; and GameSquare shall have received a certificate of Engine Gaming addressed to GameSquare and dated the Effective Date, signed on behalf of Engine Gaming by two directors or a senior executive officer of Engine Gaming, confirming the same as at the Effective Date.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Engine Gaming.

(d) Resignations and Releases: In accordance with the proposed organization chart set out in Section 6.3(d) of the Engine Gaming Disclosure Letter, Engine Gaming shall make commercially reasonable efforts to secure a resignation and release from such individuals who are not continuing as employees of Engine Gaming following the Effective Time, to be effective as of the Effective Time (in form satisfactory to GameSquare, acting reasonably), subject to such individual obtaining a satisfactory release in his or her favour from Engine Gaming.

(e) Key Employees: In the sole discretion of GameSquare, the new employment agreements between each individual listed in section 6.3(e) of the Engine Gaming Disclosure Letter and Engine or an affiliate of Engine Gaming (as determined by GameSquare in its sole discretion), each dated as of a date prior to the Closing and delivered to such person on the date of delivery such person’s Board Non-Renewal Notice, shall be in full force and effect as at the Effective Time, in a form satisfactory to GameSquare, acting reasonably.

(f) Deposit of Shares. Engine Gaming shall have complied with its obligations under Section 2.9 [Payment of Consideration] and the Depositary shall have confirmed receipt of the Consideration Shares contemplated thereby.

(g) Nasdaq Compliance. Engine Gaming shall have either (i) regained compliance with Nasdaq’s listing rules (ii) have obtained a written notification from Nasdaq that Engine Gaming will regain compliance effective upon the Closing.

(h) Nasdaq Listing. Engine Gaming shall have prepared and submitted to Nasdaq an initial listing application to list the Engine Gaming Shares (the “Nasdaq Approval”).

(i) Board Reconstitution. GameSquare shall have received evidence satisfactory to it, acting reasonably, that the actions required to be taken by Engine Gaming pursuant to Section 4.7 [Governance] with effect as at and from the Effective Time shall have been taken by Engine Gaming.

(j) Omnibus Incentive Plan Limit. The maximum number of Engine Options and Engine RSUs issuable under the Engine Omnibus Incentive Plan shall be sufficient (and shall be increased, if necessary) to allow for the issuance of the Replacement Options and Replacement RSUs in accordance with the Plan of Arrangement.

(k) Board Non-Renewal Notices.Engine shall have complied with its covenant in Section 4.17 and the Board Non-Renewal Notices shall be in full force and effect and not revoked at the time of Closing.

(l) Third-Party Consents. Engine Gaming shall have received all necessary third party consents, waivers, approvals, authorizations, and notices required to consummate the transactions contemplated hereby, including, without limitation, those set forth on Section 6.3(j) of the Engine Gaming Disclosure Letter, in each case, in a form reasonably satisfactory to GameSquare.

6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

6.5 Notice and Cure Provisions

(1) Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would reasonably be expected to:

(a) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

in each case to the extent that the conditions in Section 6.2(a) and Section 6.2(b), in the case of GameSquare’s representations, warranties and covenants,and Section 6.3(a) and Section 6.3(b), in the case of Engine Gaming’s representations, warranties and covenants, would not be capable of being satisfied at any time from the date hereof until the Effective Date.

(2) Engine Gaming may not exercise its rights to terminate this Agreement pursuant to Section 7.2(1)(c)(iii) and GameSquare may not exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or for the applicable termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the earlier of (a) the Outside Date and (b) the date that is ten Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order or the GameSquare Meeting or the Engine Gaming Meeting, such application and/or meetings shall be postponed, if and to the extent necessary, until the expiry of such period.

ARTICLE 7

TERM, TERMINATION, AMENDMENT AND WAIVER

7.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2 Termination

(1) This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written agreement of the Parties; or

(b) by either Party, if:

(i) the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2(1)(b) shall not be available to any Party whose failure to fulfill any of its obligations or its breach of any of its representations and warranties under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii) after the date hereof, there shall be enacted or made any Law or there shall exist any Order that makes consummation of the Arrangement illegal or otherwise restricts, prohibits or enjoins GameSquare or Engine Gaming from consummating the Arrangement and such Law or Order shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement under this Section 7.2(1)(b)(ii) shall have used its commercially reasonable efforts to, as applicable, appeal or overturn any such Order or otherwise have prevented the entry of or remove or lift such Order and shall not otherwise be in material breach of this Agreement; or

(iii) the GameSquare Arrangement Resolution shall not have been passed by the GameSquare Shareholders at the GameSquare Meeting in accordance with the Interim Order; or

(iv) the Engine Gaming Resolution shall not have been passed by the Engine Gaming Shareholders at the Engine Gaming Meeting; or

(c) by Engine Gaming, if:

(i) the GameSquare Board (or any committee thereof) (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Engine Gaming, the GameSquare Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the GameSquare Meeting, if sooner), (C) accepts, approves, executes or enters into, or causes GameSquare or any of its Subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause GameSquare or any of its Subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 5.3(1)(d)), (D) fails to affirm publicly and without qualification the GameSquare Board Recommendation within five Business Days following the public announcement of an Acquisition Proposal in respect of GameSquare and the written request by Engine Gaming to provide such reaffirmation, provided that if such request is made fewer than five Business Days prior to the GameSquare Meeting, then, notwithstanding the foregoing, the GameSquare Board in receipt of such request shall have to make such affirmation as soon as practicable prior to the GameSquare Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such Acquisition Proposal, or (E) resolves to take any of the prohibited actions above (each, being a “GameSquare Change in Recommendation”);

(ii) prior to the approval by the Engine Gaming Shareholders of the Engine Gaming Resolution, the Engine Gaming Board authorizes Engine Gaming to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3(1)(d)) with respect to a Superior Proposal in accordance with Section 5.4, provided Engine Gaming is then in compliance with Article 5 in all material respects;

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of GameSquare under this Agreement occurs that would cause any condition in Section 6.2(a) [GameSquare Covenants Condition] or Section 6.2(b) [GameSquare Reps and Warranties Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.5(2), provided that any Wilful Breach shall be deemed incapable of being cured; provided that Engine Gaming is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) [Engine Gaming Covenants Condition] or Section 6.3(b) [Engine Gaming Reps and Warranties Condition] not to be satisfied;

(iv) GameSquare breaches Article 5 in any material respect; or

(v) after the date of this Agreement, there shall occur or be disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of GameSquare; or

(d) by GameSquare, if:

(i) the Engine Gaming Board (or any committee thereof) (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to GameSquare, the Engine Gaming Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the Engine Gaming Meeting, if sooner), (C) accepts, approves, executes or enters into, or causes Engine Gaming or any of its Subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause Engine Gaming or any of its Subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 5.3(1)(d)), (D) fails to affirm publicly and without qualification the Engine Gaming Board Recommendation within five Business Days following the public announcement of any Acquisition Proposal in respect of Engine Gaming and the written request by GameSquare to provide such reaffirmation, provided that if such request is made fewer than five Business Days prior to the Engine Gaming Meeting, then, notwithstanding the foregoing, the Engine Gaming Board in receipt of such request shall have to make such affirmation as soon as practicable prior to the Engine Gaming Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such Acquisition Proposal, or (E) resolves to take any of the prohibited actions above (each, being an “Engine Gaming Change in Recommendation”);

(ii) prior to the approval by the GameSquare Shareholders of the GameSquare Arrangement Resolution, the GameSquare Board authorizes GameSquare to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3(1)(d)) with respect to a Superior Proposal in accordance with Section 5.4, provided GameSquare is then in compliance with Article 5 in all material respects;

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Engine Gaming under this Agreement occurs that would cause any condition in Section 6.3(a) [Engine Gaming Covenants Condition] or Section 6.3(b) [Engine Gaming Reps and Warranties Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.5(2), provided that any Wilful Breach shall be deemed incapable of being cured; provided that GameSquare is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) [GameSquare Covenants Condition] or Section 6.2(b) [GameSquare Reps and Warranties Condition] not to be satisfied;

(iv) Engine Gaming breaches Article 5 in any material respect; or

(v) after the date of this Agreement, there shall occur or be disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Engine Gaming.

(2) The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(3) If this Agreement is terminated pursuant to Section 7.1 (as a result of the Effective Time occurring) or Section 7.2., this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto except that: (a) in the event of termination under Section 7.1 (as a result of the Effective Time occurring), this paragraph, Section 4.7 and Section 4.8 shall survive for a period of six years following such termination; and (b) in the event of termination under Section 7.2, this paragraph, Section 4.8, Section 8.4 and Article 8 and the provisions of the Confidentiality Agreement shall survive, and provided further that, notwithstanding anything to the contrary contained in this Agreement, no Party shall be relieved of any liability for any Wilful Breach by it of this Agreement.

7.3 Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of GameSquare Meeting and the Engine Gaming Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and Law, without limitation:

(1) change the time for performance of any of the obligations or acts of the Parties;

(2) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(3) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(4) waive compliance with or modify any mutual conditions precedent herein contained.

ARTICLE 8

GENERAL PROVISIONS

8.1 Privacy

(1) Each Party shall comply with applicable Privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If the Arrangement is consummated, neither Party shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a) for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Date; and

(b) which does not relate directly to the carrying on the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

(2) Each Party shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its advisors to observe the terms of this Section 8.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to other Party all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

8.2 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the GameSquare Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the GameSquare Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c) modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d) modify any mutual conditions contained in this Agreement.

8.3 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as at the date delivered or sent if delivered personally or e-mail transmission, or as at the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(1) if to Engine Gaming:

Engine Gaming & Media, Inc.

3000 - 77 King Street West

P.O. Box 95

TD Centre North Tower

Toronto, ON M5K 1G8

Attention: Lou Schwartz

Email: REDACTED: PERSONAL INFORMATION

with a copy (which shall not constitute notice) to:

Fogler, Rubinoff LLP

77 King Street West, Suite 3000

Toronto, ON M5K 1G8

Attention: Rick Moscone

Email: rmoscone@foglers.com

and

Dorsey Whitney LLP

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 4310

Toronto, ON M5J 2S1

Attention: Richard Raymer

Email: Raymer.richard@dorsey.com

(2) if to GameSquare:

GameSquare Esports Inc.

50 York Street, Suite 1008

Toronto, ON M5H 3S5

Attention: Justin Kenna

Email: REDACTED: PERSONAL INFORMATION

with a copy (which shall not constitute notice) to:

Polsinelli PC

2049 Century Park East

Suite 2900

Los Angeles, CA 90067

Attention: JR Lanis

Email: jrlanis@polsinelli.com

Attention: Bryan Wasser

Email: bwasser@polsinelli.com

and

Miller Thomson LLP

40 King Street West, Suite 5800

Toronto, ON M5H 4A9

Attention: Max Spearn

Email: mspearn@millerthomson.com

8.4 Expenses

Except as otherwise expressly provided in this Agreement, the Parties agree that all out-of-pocket expenses of the Parties relating to this Agreement or the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

8.5 Third Party Beneficiaries

(1) Except as provided in Section 4.8, which, without limiting its terms, is intended as stipulations for the benefit of the third persons mentioned in such provisions (such third persons referred to in this Section 8.5 as the “Indemnified Persons”), each of the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2) Despite the foregoing, each of the Parties acknowledges to each of the Indemnified Persons their direct rights against each of them under Section 4.8, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person and the Engine Gaming Nominees, as applicable, his or her heirs and his or her legal representatives, and for such purpose, each Party confirms that it is acting as trustee and/or agent on their behalf, and agrees to enforce such provisions on their behalf.

8.6 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality, each of the Parties to this Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein.

8.7 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.8 Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario situated in the City of Toronto in respect of all matters arising under and in relation to this Agreement and waives objection to venue of any proceeding in such court or that such court provides an inconvenient forum.

8.9 Successors and Assigns

(1) This Agreement becomes effective only when executed by GameSquare and Engine Gaming. After that time, it will be binding upon and enure to the benefit of GameSquare, Engine Gaming and their respective successors and permitted assigns.

(2) Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

8.10 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief is hereby being waived, this being in addition to any other remedy to which the Parties may be entitled at law or equity.

8.11 Time of Essence

Time shall be of the essence in this Agreement.

8.12 Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto, GameSquare Disclosure Letter and the Engine Gaming Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

8.13 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.14 No Liability

No director or officer of a Party or of any of its affiliates shall have any personal liability whatsoever to the other Party under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of a Party.

8.15 Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

8.16 Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

* * * * * * *

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement on the date first written above.

GAMESQUARE ESPORTS INC.
Per:	/s/ Justin Kenna
Justin Kenna, CEO Authorized Signing Officer

ENGINE GAMING & MEDIA, INC.
Per:	/s/ Lou Schwartz
Lou Schwartz, CEO Authorized Signing Officer

[Signature Page to Arrangement Agreement]

SCHEDULE A

PLAN OF ARRANGEMENT

(See attached)

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER THE PROVISIONS OF SECTION 182

OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context clearly inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(1) “Arrangement” means the arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of GameSquare and Engine Gaming, each acting reasonably;

(2) “Arrangement Agreement” means the agreement made as at December 7, 2022 between GameSquare and Engine Gaming, including the schedules thereto, together with the GameSquare Disclosure Letter and the Engine Gaming Disclosure Letter, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

(3) “Arrangement Resolution” means the special resolution approving the Arrangement passed by the GameSquare Shareholders at the Meeting;

(4) “Articles of Arrangement” means the articles of arrangement of GameSquare in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to GameSquare and Engine Gaming, each acting reasonably;

(5) “Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario;

(6) “Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

(7) “Code” means the United States Internal Revenue Code of 1986, as amended;

(8) “Consolidation” has the meaning ascribed thereto in the Arrangement Agreement;

(9) “Consolidation Ratio” means such number of post-Consolidation Engine Gaming Shares received by holders of Engine Gaming Shares pursuant to the Consolidation for each one pre-Consolidation Engine Gaming Share held;

(10) “Court” means the Ontario Superior Court of Justice (Commercial List);

(11) “Depositary” has the meaning ascribed thereto in the Arrangement Agreement;

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(12) “Director” means the Director appointed pursuant to Section 278 of the OBCA;

(13) “Dissent Rights” has the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

(14) “Dissenting Shareholder” means a registered holder of GameSquare Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the dissent procedures set out in the OBCA, as modified by this Plan of Arrangement, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(15) “Dissenting Shares” means the GameSquare Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

(16) “Effective Date” means the date shown on the Certificate of Arrangement, giving effect to the Arrangement;

(17) “Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as the Parties agree in writing before the Effective Date;

(18) “Engine Gaming” means Engine Gaming & Media, Inc. a corporation incorporated under the laws of British Columbia;

(19) “Engine Gaming Omnibus Incentive Plan” has the meaning set forth in the Arrangement Agreement;

(20) “Engine Gaming Shares” means common shares in the capital of Engine Gaming;

(21) “Exchange Ratio” means, for each GameSquare Share, such number as equal to 0.08262 multiplied by the Consolidation Ratio.

(22) “Final Order” means the final order of the Court in a form acceptable to GameSquare and Engine Gaming, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both GameSquare and Engine Gaming, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both GameSquare and Engine Gaming, each acting reasonably) on appeal;

(23) “GameSquare” means GameSquare Esports Inc. a company incorporated under the laws of the Province of Ontario;

(24) “GameSquare Options” means the outstanding options to purchase GameSquare Shares issued pursuant to the GameSquare Stock Option Plan;

(25) “GameSquare RSU Plan” means the restricted share unit plan of GameSquare approved at the annual and special meeting of GameSquare Shareholders held on September 21, 2021;

(26) “GameSquare RSUs” means the outstanding restricted share units issued pursuant to the GameSquare RSU Plan;

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(27) “GameSquare Securityholders” means the holders of GameSquare Shares, GameSquare Options, GameSquare RSUs and GameSquare Warrants;

(28) “GameSquare Shareholders” means the registered and/or beneficial holders of the GameSquare Shares, as the context requires;

(29) “GameSquare Shares” means the common shares in the capital of GameSquare, which, for greater certainty, includes the common shares of GameSquare issued pursuant to the PVS Conversion;

(30) “GameSquare Stock Option Plan” means the incentive stock option plan of GameSquare approved at the annual meeting of GameSquare Shareholders held on September 26, 2019;

(31) “GameSquare Warrants” means all of the issued and outstanding warrants of GameSquare being: 43,357,024;

(32) “holder” means, when used with reference to any securities of GameSquare, the holder of such securities shown from time to time in the central securities register maintained by or on behalf of GameSquare in respect of such securities;

(33) “In-The-Money Amount” in respect of a stock option means, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

(34) “Interim Order” means the interim order of the Court obtained by GameSquare, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of GameSquare and Engine Gaming, each acting reasonably, at any time prior to the Final Order or, if appealed and a stay of the final order is obtained pending appeal, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(35) “Law” means any and all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities;

(36) “Letter of Transmittal” means the letter of transmittal to be delivered by GameSquare Securityholders to the Depositary as described therein;

(37) “Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute;

(38) “Meeting” means the special meeting of the GameSquare Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order for, among other things, the purpose of approving the Arrangement Resolution;

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(39) “Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of GameSquare Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(40) “OBCA” means the Business Corporations Act(Ontario) and all regulations made thereunder, as promulgated or amended from time to time;

(41) “Parties” means GameSquare and Engine Gaming;

(42) “Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, subject to any amendments or variations to such plan made in accordance with this Agreement or made at the direction of the Court in the Final Order with the consent of GameSquare and Engine Gaming, each acting reasonably;

(43) “PVS Conversion” has the meaning ascribed thereto in the Arrangement Agreement;

(44) “Replacement Options” means options granted by Engine Gaming under the Engine Gaming Omnibus Incentive Plan under Section 3.1(3) in exchange for GameSquare Options, each being exercisable by the holder thereof in accordance with its terms to acquire one Engine Gaming Share;

(45) “Replacement RSUs” means restricted share units granted by Engine Gaming under the Engine Gaming Omnibus Incentive Plan under Section 3.1(4) in exchange for GameSquare RSUs, each providing a right to the holder thereof in accordance with its terms to acquire one Engine Gaming Share;

(46) “Replacement Warrant” has the meaning ascribed thereto in Section 3.1(5) of this Plan of Arrangement;

(47) “Share Consideration” means such number of Engine Gaming Shares as is equal to the Exchange Ratio;

(48) “Shareholders” means the registered and/or beneficial holders of GameSquare Shares, as the context requires;

(49) “Tax Act” means the Income Tax Act(Canada) and the regulations thereunder, as may be amended from time to time; and

(50) “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise clearly requires.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

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1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise clearly requires, words used herein importing the singular include the plural and vice versa; words imparting any gender shall include all genders and the neuter gender; and words imparting persons shall include individuals, partnerships, limited liability companies, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.

1.4 Date of Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal refer to the local time in Toronto, Ontario unless otherwise stipulated herein or therein.

1.6 Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.7 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada, and “$” refers to Canadian dollars. All references in this Plan of Arrangement to sums of money expressed in lawful money of the United States refers to “US$”.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. This Plan of Arrangement constitutes an arrangement as referred to in Section 182 of the OBCA.

2.2 Binding Effect

This Plan of Arrangement will become effective commencing at the Effective Time and shall be binding upon Engine Gaming, GameSquare, GameSquare Securityholders, the Depositary, the transfer agents in respect of the GameSquare Shares and the Engine Gaming Shares and all other Persons without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

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2.3 Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens, claims and encumbrances.

ARTICLE 3

ARRANGEMENT

3.1 The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur effective as at five-minute intervals in the following sequence, in each case without any further authorization, act or formality on the part of any Person:

(1) first, at the Effective Time, each Dissenting Share held by a Dissenting Shareholder shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to GameSquare (free and clear of all Liens) and GameSquare shall thereupon be obliged to pay (with its own available funds on hand and not funds directly or indirectly provided by Engine Gaming or any affiliate of Engine Gaming) the amount therefor determined and payable in accordance with Article 4, and:

(a) such Dissenting Shareholder will cease to be the holder thereof or to have any rights as a holder in respect of such Dissenting Share other than the right to be paid the fair value of such Dissenting Share determined and payable in accordance with Article 4; and

(b) the name of each Dissenting Shareholder shall be removed from the register of GameSquare Shareholders and such Dissenting Shares shall be automatically cancelled and cease to be outstanding;

(2) second, each GameSquare Share outstanding immediately prior to the Effective Time (other than Dissenting Shares), shall be, and shall be deemed to be, transferred by the holder thereof to Engine Gaming (free and clear of all Liens) and, in consideration therefor, Engine Gaming shall issue and deliver or cause to be delivered to such holders the Share Consideration, and:

(a) holders of such GameSquare Shares shall cease to be the holder thereof, and shall cease to have any rights as a holder thereof other than the right to receive the Share Consideration pursuant to this Plan of Arrangement;

(b) the names of holders of such GameSquare Shares shall be removed from the register of GameSquare Shareholders; and

(c) Engine Gaming shall be deemed to be the transferee of such GameSquare Shares (free and clear of all Liens) and shall be entered in the register of GameSquare Shareholders maintained by or on behalf of GameSquare;

(3) third, each GameSquare Option, to the extent it has not been exercised as at the Effective Date, notwithstanding the terms of the GameSquare Stock Option Plan, shall be transferred by the holder thereof to Engine Gaming, without any further act or formality and free and clear of all Liens, for such number of Replacement Options issued by Engine Gaming under the Engine Gaming Omnibus Incentive Plan equal to the Exchange Ratio (provided that, if the foregoing would result in the issuance of a fraction of a Replacement Option to a particular holder of GameSquare Options, then the total number of Replacement Options issued by Engine Gaming to such holder shall be rounded down to the nearest whole number) and each such Replacement Option shall have an exercise price per Engine Gaming Share equal to the exercise price per share of such GameSquare Option for which it was exchanged immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent, and:

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(a) such GameSquare Option shall thereupon be cancelled;

(b) the term to expiry, conditions to and manner of exercise (including vesting schedules) and other terms and conditions of each of the Replacement Options shall be the same as the terms and conditions of the GameSquare Option for which they were exchanged;

(c) any document previously evidencing such GameSquare Option shall thereafter evidence and be deemed to evidence such Replacement Options and no certificates evidencing the Replacement Options shall be issued; and

(d) notwithstanding the foregoing, if required in order for subsection 7(1.4) of the Tax Act apply to such exchange of options, the exercise price of a Replacement Option will be increased such that the In-The-Money Amount of the Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the GameSquare Option immediately before the exchange;

(4) fourth, each GameSquare RSU, to the extent it has not been exchanged for a GameSquare Share as at the Effective Date, notwithstanding the terms of the GameSquare RSU Plan, shall be transferred by the holder thereof to Engine Gaming, without any further act or formality and free and clear of all Liens, for such number of Replacement RSUs issued by Engine Gaming under the Engine Gaming Omnibus Incentive Plan equal to the Exchange Ratio (provided that, if the foregoing would result in the issuance of a fraction of a Replacement RSU to a particular holder of GameSquare RSUs, then the total number of Replacement RSUs issued by Engine Gaming to such holder shall be rounded down to the nearest whole number) reduced for any withholding or deduction for Taxes required in connection with the exchange of such GameSquare RSU, and:

(a) such GameSquare RSU shall thereupon be cancelled;

(b) the term to expiry and conditions to vesting and other terms and conditions of each of the Replacement RSUs shall be the same as the terms and conditions of the GameSquare RSU for which they were exchanged; and

(c) any document previously evidencing such GameSquare RSU shall thereafter evidence and be deemed to evidence such Replacement RSUs and no certificates evidencing the Replacement RSUs shall be issued;

(5) fifth, each GameSquare Warrant, to the extent it has not been exercised as at the Effective Date, will be transferred by the holder thereof to Engine Gaming, without any further act or formality and free and clear of all Liens, for a warrant (a “Replacement Warrant”) issued by Engine Gaming to purchase such number of Engine Gaming Shares equal to the Exchange Ratio multiplied by the number of GameSquare Shares issuable on exercise of such GameSquare Warrant immediately prior to the Effective Time for an exercise price per Engine Gaming Share equal to the exercise price per share of such GameSquare Warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Warrant being exercisable for a fraction of an Engine Gaming Share, then the number of Engine Gaming Shares subject to such Replacement Warrant shall be rounded down to the next whole number of Engine Gaming Shares), and:

(a) the GameSquare Warrants shall thereupon be cancelled;

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(b) the term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants shall be the same as the terms and conditions of the GameSquare Warrant for which it is exchanged; and

(c) any document previously evidencing a GameSquare Warrant shall thereafter evidence and be deemed to evidence such Replacement Warrant and no certificates evidencing the Replacement Warrants shall be issued;

(6) sixth, each of the GameSquare Stock Option Plan and the GameSquare RSU Plan shall be terminated and, for greater certainty, all rights thereunder to receive any securities of GameSquare or other benefits formerly held by GameSquare Securityholders shall be extinguished.

ARTICLE 4

DISSENT RIGHTS

4.1 Rights of Dissent

(1) Each registered holder of GameSquare Shares may exercise dissent rights with respect to any GameSquare Shares held by such holder (the “Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Section 4.1, provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by GameSquare not later than 5:00 p.m. two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Holder that duly exercises such holder’s Dissent Rights shall be deemed to have transferred the GameSquare Shares held by such holder and in respect of which Dissent Rights have been validly exercised to GameSquare free and clear of all Liens (other than the right to be paid fair value for such GameSquare Shares, as set out in this Section 4.1), as provided in Section 3.1(1) and if they:

(a) ultimately are entitled to be paid fair value for such GameSquare Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(1)); (ii) will be entitled to be paid the fair value of such GameSquare Shares by GameSquare (with its own available funds on hand and not funds directly or indirectly provided by Engine Gaming or any affiliate of Engine Gaming), which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such GameSquare Shares; or

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(b) ultimately are not entitled, for any reason, to be paid fair value for such GameSquare Shares, shall be deemed to have participated in the Arrangement on the same basis as a GameSquare Shareholder that is not a Dissenting Holder and shall be entitled to receive only the Consideration contemplated by Section 3.1(2) hereof that such Dissenting Holder would have received pursuant to the Arrangement if such Dissenting Holder had not exercised its Dissent Rights.

4.2 Recognition of Dissenting Holders

(a) In no circumstances shall Engine Gaming, GameSquare or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those GameSquare Shares in respect of which such rights are sought to be exercised.

(b) For greater certainty, in no case shall Engine Gaming, GameSquare or any other Person be required to recognize Dissenting Holders as holders of GameSquare Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(1), and the names of such Dissenting Holders shall be removed from the applicable registers of holders of GameSquare Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(1) occurs.

(c) In addition to any other restrictions under Section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of GameSquare Options in respect of such GameSquare Options; (ii) holders of GameSquare RSUs in respect of such GameSquare RSUs; and (iii) holders of GameSquare Shares who vote or have instructed a proxyholder to vote such GameSquare Shares in favour of the Arrangement Resolution (but only in respect of such GameSquare Shares).

ARTICLE 5

DELIVERY OF ENGINE GAMING SHARES

5.1 Delivery of Engine Gaming Shares

(1) Prior to the sending by GameSquare of the Articles of Arrangement to the Director, Engine Gaming shall deliver, or cause to be delivered, the Engine Gaming Shares to the Depositary to satisfy the Consideration issuable to the GameSquare Shareholders pursuant to this Plan of Arrangement (other than GameSquare Shareholders who have validly exercised Dissent Rights and who have not withdrawn their notice of objection).

(2) Upon return to the Depositary of a properly completed Letter of Transmittal by a registered former GameSquare Shareholder together with certificate(s) or a direct registration statement (DRS) Advice representing one or more GameSquare Shares that such GameSquare Shareholder held immediately before the Effective Time and such additional documents and instruments as the Depositary may reasonably require, the GameSquare Shareholder shall be entitled to receive the Share Consideration in accordance with Section 3.1(2) hereof and the holder of such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, certificate(s) or DRS Advice recorded on a book-entry basis representing the Engine Gaming Shares that such holder is entitled to receive in accordance with Section 3.1(2) hereof.

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(3) After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(1) hereof, each certificate or DRS Advice, if any, that immediately prior to the Effective Time represented one or more GameSquare Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Share Consideration that the holder of such certificate, if any, is entitled to receive in accordance with Section 3.1(2) hereof.

(4) For greater certainty, none of the holders of GameSquare Options, GameSquare RSUs or GameSquare Warrants or the GameSquare Shareholders shall be entitled to receive any consideration with respect to such GameSquare Options, GameSquare RSUs, GameSquare Warrants or GameSquare Shares other than consideration such holder is entitled to receive in accordance with Section 3.1 and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

5.2 Dividends and Distributions

No dividends or other distributions declared or made after the Effective Time with respect to Engine Gaming Shares with a record date after the Effective Time shall be paid to the holder of any un-surrendered certificate which immediately prior to the Effective Time represented outstanding GameSquare Shares that were exchanged pursuant to Section 3.1(2), unless and until the holder of record of such certificate shall surrender such certificate (or affidavit in accordance with Section 5.5) in accordance with Section 5.1(1). Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (B) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole GameSquare Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to each whole Engine Gaming Share issued to such holder, and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Engine Gaming Share.

5.3 Fractional Shares

In no event shall any holder of GameSquare Shares be entitled to a fractional Engine Gaming Share. Where the aggregate number of Engine Gaming Shares to be issued to a holder of GameSquare Shares as consideration under this Arrangement would result in a fraction of an Engine Gaming Share being issuable, the number of Engine Gaming Shares to be received by such holder shall be rounded down to the nearest whole Engine Gaming Share.

5.4 Adjustment to Share Consideration

The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split or stock dividend (including any dividend or distribution of securities convertible into GameSquare Shares or Engine Gaming Shares, as applicable), consolidation, reorganization, recapitalization or other like change with respect to GameSquare Shares or the Engine Gaming Shares occurring after the date of the Arrangement Agreement (including, without limitation, the Consolidation) and prior to the Effective Time.

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5.5 Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, Engine Gaming shall deliver or arrange to be delivered to the Depositary the Engine Gaming Shares required to be is sued to the GameSquare Shareholders in accordance with the provisions of Section 3.1, which Engine Gaming Shares shall be held by the Depositary as agent and nominee for such GameSquare Shareholders for delivery to such GameSquare Shareholders in accordance with the provisions of Article 5.

5.6 Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding GameSquare Shares that were acquired by Engine Gaming pursuant to Section 3.1(2) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such GameSquare Shares, the Depositary will, in exchange for such lost, stolen or destroyed certificate, deliver to such former holder of GameSquare Shares, or make available for pick up at its offices, the Engine Gaming Shares such former holder is entitled to receive in respect of such GameSquare Shares pursuant to Section 3.1(2) together with any distributions or dividends which such holder is entitled to receive pursuant to Section 5.2 and less, in each case, any amounts withheld pursuant to Section 5.8. When authorizing such delivery in relation to any lost, stolen or destroyed certificate, the former holder of such GameSquare Shares will, as a condition precedent to the delivery of Engine Gaming Shares, give a bond satisfactory to Engine Gaming and the Depositary (acting reasonably) in such sum as Engine Gaming may direct or otherwise indemnify GameSquare, Engine Gaming and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.7 Extinction of Rights

Any certificate or book-entry advice statements which immediately prior to the Effective Time represented one or more outstanding GameSquare Shares that were acquired by Engine Gaming pursuant to Section 3.1(2) which is not deposited with the Depositary in accordance with the provisions of Section 5.1(1) on or before the sixth (6th) anniversary of the Effective Date shall, on the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against GameSquare, Engine Gaming, the Depositary or any other person. On such date, the Share Consideration such former holder of Engine Gaming Shares would otherwise have been entitled to receive, together with any distributions or dividends such holder would otherwise have been entitled to receive pursuant to Section 5.2, shall be deemed to have been surrendered for no consideration to Engine Gaming. Neither GameSquare nor Engine Gaming will be liable to any person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to Engine Gaming or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

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5.8 Withholding Rights

Engine Gaming, GameSquare or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any person pursuant to the Arrangement or this Agreement (including, without limitation, any payments by GameSquare to Dissenting GameSquare Shareholders) such amounts as Engine Gaming, GameSquare or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate Taxing Authority. Each of Engine Gaming, GameSquare or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to Engine Gaming, GameSquare or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Engine Gaming, GameSquare or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Taxing Authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.

5.9 U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the parties each agree that the Plan of Arrangement will be carried out with the intention that all Engine Gaming Shares, Replacement Warrants and Replacement Options to be issued by Engine Gaming to Shareholders and holders of GameSquare Warrants and GameSquare Options respectively, in exchange for their GameSquare Shares, GameSquare Warrants and GameSquare Options respectively, pursuant to the Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and in accordance with similar exemptions from any applicable securities laws of any state of the United States, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

ARTICLE 6

AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) GameSquare and Engine Gaming reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by GameSquare and Engine Gaming, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to or approved by the Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement pursuant to Section 6.1(a) may be proposed by GameSquare at any time prior to the Meeting (provided Engine Gaming shall have consented thereto, such consent not to be unreasonably withheld or delayed) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of GameSquare and Engine Gaming and (ii) if required by the Court or applicable law, is consented to by Shareholders voting in the manner directed by the Court.

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(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date but shall only be effective if it is consented to by each of GameSquare and Engine Gaming provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of GameSquare and Engine Gaming, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of GameSquare and Engine Gaming or any former GameSquare Securityholder.

ARTICLE 7

TERMINATION

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon the termination of this Plan of Arrangement pursuant to Section 7.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 8

FURTHER ASSURANCES

8.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

8.2 Paramountcy

From and after the Effective Time:

(1) this Plan of Arrangement shall take precedence and priority over any and all rights related to the securities of GameSquare issued prior to the Effective Time;

(2) the rights and obligations of the holders of the securities of GameSquare and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(3) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of GameSquare shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

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SCHEDULE B

GAMESQUARE ARRANGEMENT RESOLUTION

The text of the Arrangement Resolution which GameSquare Shareholders will be asked to pass at the GameSquare Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the arrangement (as it may be, or may have been, modified or amended in accordance with its terms, the “Arrangement”) under Section 182 of the Business Corporations Act(Ontario) (the “OBCA”) involving Engine Gaming & Media, Inc. (“Engine Gaming”), GameSquare Esports Inc. (“GameSquare”) and the securityholders of GameSquare, all as more particularly described and set forth in the management information circular (the “Circular”) of GameSquare dated ●, 2022 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

2. the arrangement agreement (as it may be amended from time to time in accordance with its terms, the “Arrangement Agreement”) among Engine Gaming and GameSquare dated December 7, 2022 and all the transactions contemplated therein, the full text of which is attached as Schedule ● to the Circular, the actions of the directors of GameSquare in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of GameSquare in executing and delivering the Arrangement Agreement and any amendments thereto and causing the performance by GameSquare of its obligations thereunder are hereby confirmed, ratified, authorized and approved;

3. the plan of arrangement (as it may be amended from time to time in accordance with its terms, the “Plan of Arrangement”) of GameSquare involving GameSquare and the securityholders of GameSquare implementing the Arrangement, the full text of which is set out in Schedule ● to the Circular, is hereby authorized, approved and adopted;

4. GameSquare is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended);

5. notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by the shareholders of GameSquare or that the Arrangement has been approved by the Court, the directors of GameSquare are hereby authorized and empowered, without further notice to, or approval of, the shareholders of GameSquare to:

(a) amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b) subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

6. any director or officer of GameSquare is hereby authorized and directed for and on behalf of GameSquare to execute and to deliver for filing with the Registrar under the OBCA any and all documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement or the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such other documents; and

7. any one or more directors or officers of GameSquare is hereby authorized, acting for and on behalf and in the name of GameSquare, to execute and deliver or cause to be delivered, for filing with the Director under the OBCA, and all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the matters authorized hereby, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a) all actions required to be taken by or on behalf of GameSquare, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by GameSquare,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

ENGINE GAMING RESOLUTION

The text of the Engine Gaming Resolution which Engine Gaming Shareholders will be asked to pass at the Engine Gaming Meeting is as follows:

NOW THEREFORE, BE IT RESOLVED, that the arrangement (as it may be, or may have been, modified or amended in accordance with its terms, the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Engine Gaming & Media, Inc. (“Engine Gaming”), GameSquare Esports Inc. (“GameSquare”) and the securityholders of GameSquare, all as more particularly described and set forth in the proxy statement (the “Proxy Statement”) of Engine Gaming dated ●, 2022 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms) is hereby authorized, approved and adopted;

RESOLVED, FURTHER, that the arrangement agreement (as it may be amended from time to time in accordance with its terms, the “Arrangement Agreement”) among Engine Gaming and GameSquare dated December 7, 2022 and all the transactions contemplated therein, the full text of which is attached as Schedule ● to the Proxy Statement, the actions of the directors of Engine Gaming in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of Engine Gaming in executing and delivering the Arrangement Agreement and any amendments thereto and causing the performance by Engine Gaming of its obligations thereunder are hereby confirmed, ratified, authorized and approved;

RESOLVED, FURTHER, that any and all actions whether previously or subsequently taken by the officers and directors of Engine Gaming, which are consistent with and in furtherance of the intent and purposes of the foregoing resolutions and the consummation of the transactions contemplated therein shall be, and hereby are, in all respects, ratified, approved and confirmed.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF GAMESQUARE

1. Organization, Good Standing and Qualification.

(a) GameSquare is duly organized, validly existing and in good standing under the Laws of the Province of Ontario. GameSquare has all requisite corporate power and authority to own, lease and operate its properties and assets as presently owned and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect. GameSquare is qualified to do business, is up-to-date in respect of all material corporate filings and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

(b) Each of the GameSquare Subsidiaries is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect. Each of the GameSquare Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets as presently owned and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect. Each of the GameSquare Subsidiaries is qualified to do business, is up-to-date in respect of all material corporate filings and, to the extent such concept is applicable, is in good standing as a foreign corporation or other Person in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

(c) GameSquare has delivered or made available to Engine Gaming accurate and complete copies of the Organizational Documents of each GameSquare Subsidiary as at the date hereof, each as amended to the date hereof, and each as so delivered is in full force and effect. Neither GameSquare nor any of the GameSquare Subsidiaries is in material default of the performance, observance or fulfillment of any of the provisions of its respective Organizational Documents. Except as provided in Section (1)(c) of the GameSquare Disclosure Letter, no steps or proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of GameSquare or any of the GameSquare Subsidiaries and no board approvals have been given to commence any such proceeding.

(d) Section (1)(d) of the GameSquare Disclosure Letter sets forth GameSquare’s and each GameSquare Subsidiary’s capital stock, equity interests or other direct or indirect ownership interests in any other Person other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of GameSquare. All such capital stock, equity interests or other direct or indirect ownership interests (i) have, to the Knowledge of GameSquare, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Organizational Documents) and nonassessable (if such entity is a corporate entity) and (ii) are owned by GameSquare, by one or more GameSquare Subsidiary or by GameSquare and one or more of the GameSquare Subsidiaries, in each case free and clear of all Liens.

2. Capital Structure.

(a) The authorized capital of GameSquare consists of an unlimited number of GameSquare Common Shares of which 307,541,037 GameSquare Common Shares are issued and outstanding as of the date hereof (which excludes Common Shares relating to the GameSquare Options RSUs and Warrants, referred to in clauses (b), (c) and (d) of this Paragraph (3)). Each of the GameSquare Common Shares referred to above have been duly authorized and validly issued as fully paid and non-assessable shares and have not been issued in violation of any preemptive rights.

(b) As of the date hereof, there are 19,005,958 GameSquare Common Shares issuable upon the exercise of outstanding GameSquare Options. Schedule “D” – Section (2)(b) of the GameSquare Disclosure Letter contains a list of the GameSquare Options as of the date hereof, with details regarding (i) the number of GameSquare Common Shares issuable upon exercise; (ii) the exercise price; (iii) the date of grant; (iv) the date of expiry; (v) the name of the registered holder, identifying whether such holder is not an employee of GameSquare; and (vi) whether such GameSquare Options are vested or unvested. The GameSquare Stock Option Plan and the issuance of securities under such plan (including all outstanding GameSquare Options) have been duly authorized by the GameSquare Board in compliance with Law and the terms of the GameSquare Stock Option Plan. Each of the GameSquare Common Shares issuable upon the exercise of GameSquare Options have been duly authorized and, upon issuance in accordance with their terms, will be validly issued as fully paid and non-assessable shares and will not be issued in violation of any pre-emptive rights.

(c) As of the date hereof, there are 8,187,877 RSUs issued and outstanding. Schedule “D” – Section (2)(c) of the GameSquare Disclosure Letter sets forth the number of GameSquare RSUs held by each holder thereof, all of which are fully vested. The GameSquare RSU Plan and the issuance of GameSquare RSU’s under such plan have been duly authorized by the GameSquare Board in compliance with the Law and the terms of the GameSquare RSU Plan. Each of the GameSquare Common Shares issuable upon the redemption of GameSquare RSUs have been duly authorized and, upon issuance in accordance with the term of the RSUs (assuming that the RSUs are not redeemed for a payment in cash), will be validly issued as fully paid and non-assessable shares and will not be issued in violation of any preemptive rights.

(d) As of the date hereof, there are 43,357,024 GameSquare Common Shares issuable upon the exercise of outstanding GameSquare Warrants. Schedule “D” – Section (2)(d) of the GameSquare Disclosure Letter contains a list of the GameSquare Warrants as of the date hereof, with details regarding (i) the number of GameSquare Common Shares issuable upon exercise; (ii) the exercise price; (iii) the date of grant; (iv) the date of expiry; and (v) the name of the registered holder, identifying whether such holder is not an employee of GameSquare. Each of the GameSquare Common Shares issuable upon the exercise of GameSquare Warrants have been duly authorized and, upon issuance in accordance with their terms, will be validly issued as fully paid and non-assessable shares and will not be issued in violation of any pre-emptive rights.

(e) There are no phantom stocks or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of GameSquare and there are no outstanding stock appreciation rights with respect to the capital stock of GameSquare. Other than GameSquare Shares, there are no other authorized classes of capital stock of GameSquare.

(f) There are no voting trusts or other agreements or understandings to which GameSquare, any of the GameSquare Subsidiaries or, to the Knowledge of GameSquare, any of their respective executive officers or directors is a party with respect to the voting of GameSquare Shares or the capital stock or other equity interests of any of the GameSquare Subsidiaries.

(g) Other than the GameSquare Options, GameSquare RSU’s and GameSquare Warrants and the shares of GameSquare Common Stock and as set out in Section 2(g) of the GameSquare Disclosure Letter, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which GameSquare or any of the GameSquare Subsidiaries is a party obligating GameSquare or any of the GameSquare Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of GameSquare or any of the GameSquare Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the GameSquare Subsidiaries. At the Effective Time, other than GameSquare RSU’s, the GameSquare Options, the GameSquare Warrants and the shares of GameSquare Common Stock issuable pursuant to the terms of the warrants, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which GameSquare or any of the GameSquare Subsidiaries will be bound calling for the purchase or issuance of any shares of capital stock of GameSquare or any of the GameSquare Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements. Each GameSquare Option issued with respect to Common Stock was granted with a per-share exercise price not less than the fair market value of a share of Common Stock on the date of grant.

(h) Section (1)(d) of the GameSquare Disclosure Letter contains the names of the GameSquare Subsidiaries and their respective jurisdictions of organization.

(i) There are no outstanding bonds, debentures, notes or other Indebtedness of GameSquare or any of the GameSquare Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of GameSquare or any of the GameSquare Subsidiaries may vote.

3. Corporate Authority; Approval.

(a) GameSquare has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the passing of the Arrangement Resolution at the GameSquare Meeting, to consummate the Arrangement and the other transactions contemplated hereby. The execution and delivery of this Agreement by GameSquare and the consummation by GameSquare of the Arrangement and of the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of GameSquare (subject to obtaining the Regulatory Approvals, the approval of the Arrangement Resolution by the GameSquare Shareholders, the Interim Order and the Final Order).

(b) The GameSquare Board has (i) determined that this Agreement, the Arrangement and the other transactions contemplated by this Agreement are in the best interests of GameSquare, (ii) authorized the execution and delivery of this Agreement and the performance of its obligations hereunder, (iii) resolved to recommend that the GameSquare Shareholders vote in favour of the Arrangement Resolution; and (iv) resolved to make the GameSquare Board Recommendation. Such resolutions of the GameSquare Board have not been rescinded, modified or withdrawn in any way.

(c) This Agreement has been duly executed and delivered by GameSquare and, assuming the due execution and delivery of this Agreement by Engine Gaming, constitutes the legal, valid and binding obligation of GameSquare, enforceable against GameSquare in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies (collectively (i) and (ii), “Enforceability Exceptions”).

4. Vote Required.The Arrangement Resolution is the only vote of the GameSquare Securityholders necessary to adopt this Agreement and otherwise approve and consummate the Arrangement and the other transactions contemplated by this Agreement as set forth herein.

5. Governmental Filings; No Violations; Etc.

(a) Other than the filings, notices, waiting periods or approvals required by (i) Section 4.4 of this Agreement, including the Interim Order and any approvals required thereunder and the Final Order, (ii) sending the Articles of Arrangement to the Director (iii) the Required Regulatory Approvals; and (iv) the CSE, TSXV and Nasdaq rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to GameSquare or any of the GameSquare Subsidiaries in connection with the execution and delivery of this Agreement, the performance by GameSquare of its obligations under this Agreement and the consummation by GameSquare of the Arrangement and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

(b) The execution and delivery of this Agreement by GameSquare does not, and the consummation of the Arrangement and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of GameSquare’s Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section (5)(a) and obtaining the GameSquare Shareholder Approval, violate or conflict with any Laws or any Order applicable to GameSquare or any of the GameSquare Subsidiaries or any of their respective assets or properties, (iii) subject to obtaining the third-party consents and approvals set forth in Section (5)(b) of the GameSquare Disclosure Letter, in each case, prior to or at the Closing, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of the assets of GameSquare or any of the GameSquare Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which GameSquare or any of the GameSquare Subsidiaries is now a party or by which it or any of its assets may be bound, or (iv) result in the creation of any Lien upon any of the properties or assets of GameSquare or any of the GameSquare Subsidiaries, except in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Lien that would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

6. Securities Laws. GameSquare is a “reporting issuer” in British Colombia, Alberta and Ontario and is not on the list of reporting issuers in default under the Securities Laws of such provinces. GameSquare’s common shares are listed for trading on the CSE and are not listed for trading on any other securities exchange as a result of any application made by GameSquare. To GameSquare’s Knowledge, GameSquare is not subject to any continuous or periodic or other disclosure requirements under any securities Laws other than the Securities Laws. None of the GameSquare Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any Securities Laws or securities Laws. GameSquare is not in default of any material requirements of any Securities Laws or the rules and policies of the CSE. GameSquare has not taken any action to cease to be a reporting issuer in any province of Canada or to deregister the GameSquare Common Shares under the rules or policies of the CSE, nor has GameSquare received notification from any Securities Authority seeking to revoke the reporting issuer status of GameSquare or the registration of any class of securities of GameSquare. Other than as disclosed in Section (6) of the GameSquare Disclosure Letter, no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of GameSquare is pending, in effect or, to GameSquare’s Knowledge, has been threatened, and, to GameSquare’s Knowledge, neither GameSquare nor any director, officer or past or present shareholder of GameSquare is currently subject to any formal review, enquiry, investigation or other proceeding by any Securities Authority or stock exchange relating to any such order or restriction or otherwise. No director or officer of GameSquare or any of the GameSquare Subsidiaries has received any objection from any Securities Authority or stock exchange as to his or her serving in any capacity as director or officer of any reporting issuer in a jurisdiction in Canada or the United States.

7. Public Company Documents; Financial Statements.

(a) Other than as disclosed in Section (6) of the GameSquare Disclosure Letter, all forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), required to have been filed with or furnished to the applicable Securities Authorities by GameSquare since December 7, 2020 and all documents to be filed by or on behalf of GameSquare following the date of this Agreement until the Effective Time (collectively, the “GameSquare Public Company Documents”), have been or will be timely filed or furnished, as the case may be. As at their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing), none of the GameSquare Public Company Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by GameSquare.

(b) The GameSquare Public Company Documents collectively constitute full, true and plain disclosure of all material facts relating to GameSquare up until the Effective Time. Other than as disclosed in Section (6) of the GameSquare Disclosure Letter, GameSquare has timely filed, and until the Effective Time will timely file, all forms, reports, statements, and documents, including financial statements and management’s discussion and analysis, required to be filed by GameSquare with the applicable Securities Authorities (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of NI 51102) and the rules and policies of the CSE, except where such failure would not have a GameSquare Material Adverse Effect.

(c) The financial statements (including related notes, if any) contained in the GameSquare Public Company Documents: (i) complied as to form in all material respects with the published rules and regulations of the Securities Authority applicable thereto; (ii) were prepared in accordance with IFRS, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements); and (iii) fairly presented in all material respects the consolidated financial position of GameSquare and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of cash flows of GameSquare and its consolidated Subsidiaries for the periods covered thereby.

(d) Since the GameSquare Financial Statement Date, neither GameSquare nor any of the GameSquare Subsidiaries, has received or otherwise obtained, to the Knowledge of GameSquare, any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of GameSquare or any of the GameSquare Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that GameSquare or any of the GameSquare Subsidiaries has engaged in questionable accounting or auditing practices.

(e) GameSquare’s auditors were and are independent in respect of GameSquare within the meaning of the rules of professional conduct applicable to auditors in Canada.

(f) There has not ever been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with GameSquare’s auditors.

(g) Neither GameSquare or any of the GameSquare Subsidiaries, nor, to the Knowledge of GameSquare, any director, officer, employee, auditor, accountant or representative of GameSquare or any of the GameSquare Subsidiaries, has since December 7, 2020, received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of GameSquare or any of the GameSquare Subsidiaries or their respective internal accounting controls, including that GameSquare or any of the GameSquare Subsidiaries has engaged in questionable accounting or auditing practices that are inconsistent with the IFRS or standard industry practice.

8. Restrictions on Business Activities. There is no judgment, injunction, order or decree binding upon GameSquare or any of the GameSquare Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of GameSquare or any of the GameSquare Subsidiaries or Affiliates, any acquisition of property by GameSquare or any of the GameSquare Subsidiaries or Affiliates, or the conduct of business by GameSquare or any of the GameSquare Subsidiaries or Affiliates, as currently conducted (including following the transactions contemplated by this Agreement), except in each case as has not had or would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

9. Absence of Certain Changes. (a) as at the date of this Agreement, GameSquare and the GameSquare Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course, except for commercially reasonable actions taken outside the Ordinary Course or not consistent with past practice, in any such case, in response to material changes in product prices or the COVID-19 pandemic that did not have, and would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect; and (b) since the GameSquare Interim Financial Statement Date, there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

10. Absence of Undisclosed Liabilities. Since the GameSquare Financial Statement Date, neither GameSquare nor any of the GameSquare Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with IFRS, except for: (a) liabilities reflected or reserved against in GameSquare’s consolidated balance sheets (or the notes thereto) included in the GameSquare Public Company Documents, (b) liabilities that have been incurred by GameSquare or any of the GameSquare Subsidiaries since the GameSquare Financial Statement Date in the Ordinary Course, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect. Neither GameSquare nor any of the GameSquare Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among GameSquare and any of the GameSquare Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in the instructions thereto of Form 51-102F1 of NI 51-102), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, GameSquare or any of the GameSquare Subsidiaries, in GameSquare’s consolidated financial statements or the GameSquare Public Company Documents.

11. Litigation and Liabilities. Other than as set out in Section (11) of the GameSquare Disclosure Letter, there is no pending Action (other than Actions involving employee and labour matters, environmental matters or Tax matters, which are covered solely by Section (12), Section (16) and Section (17), respectively) and, within the past twelve (12) months, to the Knowledge of GameSquare, no Person has threatened to commence any Action (other than Actions involving employee and labour matters, environmental matters or Tax matters, which are covered solely by Section (12), Section (16) and Section (17), respectively), against GameSquare or any of the GameSquare Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect. There is no Order to which GameSquare or any of the GameSquare Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

12. Employee and Labour Matters; Benefit Plans.

(a) Section (12)(a) of the GameSquare Disclosure Letter lists as at the date of this Agreement (i) all material pension, savings, retirement savings, bonus, retention bonus, commission, stock option, stock purchase, restricted stock, stock appreciation, stock incentive, deferred compensation, incentive compensation, salary continuation, vacation, supplemental unemployment benefits, education assistance, profit-sharing, mortgage assistance, employee loan, employee assistance and supplemental retirement plans (including any group registered retirement savings plan), retiree plans, programs or other retiree coverage or arrangements, fringe benefit and other benefit plans, programs, Contracts, coverage, arrangements or policies and (ii) any material employment, executive compensation, change in control, severance pay, or termination pay plans, programs, Contracts, arrangements or policies, in each case, that is sponsored, contributed to, required to be contributed to or maintained by GameSquare or any of the GameSquare Subsidiaries as to which GameSquare or a GameSquare Subsidiary has any liability or contingent liability, in each case for the benefit of, or relating to, any former or current employee, officer or director of GameSquare or any of the GameSquare Subsidiaries or as to which GameSquare or any GameSquare Subsidiary has any material liability (all such plans, programs, Contracts or policies as described in this Section (12)(a), shall be collectively referred to in this Section 12 of Schedule “D” as the “GameSquare Benefit Plans”) except that the term GameSquare Benefit Plan shall not include any statutory plans with which the GameSquare is required to comply, including the Canada/Quebec Pension Plan and plans administered pursuant to applicable health tax, workers’ compensation and workers’ safety and employment insurance legislation. GameSquare has made available to Engine Gaming, true and complete copies of the documents establishing the current terms for each written material GameSquare Benefit Plan, including all amendments and past versions of such documents that continue to be relevant with respect to any participants.

(b) None of the GameSquare Benefit Plans promises or provides post-termination or retiree benefits of any kind, including medical or life insurance benefits to any former or current employee of GameSquare or any of the GameSquare Subsidiaries (other than continuation coverage to the extent required by Law); (ii) all of the GameSquare Benefit Plans have been established, operated, administered, funded and maintained in all material respects in compliance with their terms, the terms of their trust or funding agreement, and all applicable Laws; (iii) all material contributions required to be made with respect to any GameSquare Benefit Plan on or before the date hereof have been made; (iv) there are no pending or, to the Knowledge of GameSquare, threatened claims by, on behalf of or relating to any of the GameSquare Benefit Plans or otherwise relating to a GameSquare Benefit Plan (other than routine claims for benefits) and GameSquare is not aware of any state of facts which could reasonably be expected to provide a valid basis for any of the foregoing, nor, to the knowledge of GameSquare, are any of the foregoing or any regulatory investigation, examination or audit pending or threatened; and (v) no GameSquare Benefit Plan is maintained for the benefit of employees, directors, or other individual service providers who work primarily outside of Canada.

(c) Other than as set out in Section 12(c) of the GameSquare Disclosure Letter, the execution and delivery of this Agreement, consummation of the transactions contemplated by this Agreement will not (either solely as a result thereof or as a result of such transactions in conjunction with another event) (i) automatically cause or result in an increase in the amount of compensation or benefits or timing of vesting or payment of any benefits or compensation payable in respect of any former or current employee, officer or director of GameSquare or any of the GameSquare Subsidiaries; (ii) require the funding or securing of benefits under any GameSquare Benefit Plan or (iii) cause or result in an increase in the liabilities of Engine Gaming or GameSquare or any of their respective Subsidiaries to any third Person on account of matters relating to compensation or benefits in respect of any former or current employee, officer or director of GameSquare or any of the GameSquare Subsidiaries.

(d) No GameSquare Benefit Plan provides for payments or benefits in connection with the transactions contemplated by this Agreement that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any amount that would result in a loss of tax deductions pursuant to Section 280G of the Code.

(e) No GameSquare Benefit Plan is a “pension plan” as defined under the Tax Act or any pension legislation in any Canadian jurisdiction.

(f) There are no participating employers in any GameSquare Benefit Plan other than GameSquare and the GameSquare Subsidiaries.

(g) Neither GameSquare or any of the GameSquare Subsidiaries is party to or is otherwise bound to or is in the process of negotiating any labour agreements, collective bargaining agreements and any other labour-related agreements or arrangements with any union or other labour organization (collectively, “Labour Agreements”). Neither GameSquare nor any of the GameSquare Subsidiaries has any unions, employee representative bodies or other labour organizations which, to the Knowledge of GameSquare, represent any employees of GameSquare or any of the GameSquare Subsidiaries.

(h) There is not now in existence, nor has there been since one (1) year prior to the date of this Agreement, any pending or, to the Knowledge of GameSquare, written threat of any: (i) strike, slowdown, stoppage, picketing or lockout against or affecting GameSquare or any of the GameSquare Subsidiaries; or (ii) labour-related demand for representation. There is not now in existence any pending or, to the Knowledge of GameSquare, threatened Action alleging or involving any violation of any employment-related, labour-related or benefits-related Law against, in respect of or relating to GameSquare, any of the GameSquare Subsidiaries or any GameSquare Benefit Plan, including claims arising under any such Law by any independent contractor or leased personnel; in each case except for such Actions that have not had and would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

(i) To the Knowledge of GameSquare, no current or former employee of GameSquare or any of the GameSquare Subsidiaries at the level of Director or above is in violation in any material respect, or has threatened a violation in any material respect, of any term or provision of any employment Contract, Labour Agreement, confidentiality or other proprietary information disclosure Contract arising out of or relating to such Person’s current or former employment or engagement by GameSquare or any of the GameSquare Subsidiaries.

(j) To the Knowledge of GameSquare, none of GameSquare’s or the GameSquare Subsidiaries’ employment, labour, benefits or other policies or practices applicable to any current or former employee, independent contractor or leased personnel of GameSquare or any of the GameSquare Subsidiaries are currently being audited or investigated by any Governmental Entity.

(k) None of GameSquare or any of the GameSquare Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of GameSquare or any of the GameSquare Subsidiaries that involves allegations relating to sexual harassment by an officer or employee of GameSquare or any of the GameSquare Subsidiaries at the level of Chief Operating Officer or above. To the Knowledge of GameSquare, in the last five (5) years, no allegations of sexual harassment have been made against any officer or employee of GameSquare or the GameSquare Subsidiaries at a level of Chief Operating Officer or above.

(l) To the Knowledge of GameSquare, each Person who is currently providing services to GameSquare or any of the GameSquare Subsidiaries, or who previously provided services to GameSquare or any of the GameSquare Subsidiaries, as an independent contractor or consultant is or was properly classified and properly treated as an independent contractor or consultant by GameSquare or the GameSquare Subsidiaries. To the Knowledge of GameSquare, each Person who is currently providing services to GameSquare or any of the GameSquare Subsidiaries through a third-party service provider, or who previously provided services to GameSquare or any of the GameSquare Subsidiaries through a third-party service provider, is not or was not an employee of GameSquare or any of the GameSquare Subsidiaries. Neither GameSquare nor any of the GameSquare Subsidiaries has a single employer, joint employer, alter ego or similar relationship with any other company.

(m) GameSquare and the GameSquare Subsidiaries have not engaged in layoffs, furloughs or employment terminations, whether temporary or permanent, since January 1, 2021, through the date hereof. GameSquare and the GameSquare Subsidiaries have no plans to engage in any layoffs, furloughs or employment terminations, whether temporary or permanent, within the next six months.

(n) Except as provided in Section (12)(n) of the GameSquare Disclosure Letter, neither GameSquare nor any of the GameSquare Subsidiaries has applied for a loan under the Canada Emergency Business Account (CEBA) program. GameSquare and the GameSquare Subsidiaries have complied in all material respects as applicable with the requirements of any applicable federal, provincial or local stay-at-home orders (i.e., directives that order residents to stay at home unless performing certain essential activities).

13. Compliance with Laws.

(a) Each of GameSquare and the GameSquare Subsidiaries and, to the Knowledge of GameSquare, such third parties are and, since December 7, 2020, have been conducting the businesses and operations of GameSquare and the GameSquare Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Environmental Laws, which is covered solely by Section (16), (ii) Tax Laws, which is covered solely by Section (17), and (iii) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money-Laundering Laws, which are covered solely by Section (23)(a)), except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect. Since December 7, 2020, neither GameSquare nor any of the GameSquare Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

(b) Each of GameSquare and the GameSquare Subsidiaries is in possession of all GameSquare Permits (other than Permits required under Environmental Laws) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted, and all such GameSquare Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by GameSquare of any of the GameSquare Permits is pending or, to the Knowledge of GameSquare, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the GameSquare Permits would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect. GameSquare and the GameSquare Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the GameSquare Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

(c) Each of GameSquare and the GameSquare Subsidiaries and, to the Knowledge of GameSquare, its and their respective directors and officers, is in compliance in all material respects with the listing and corporate governance rules and regulations of the CSE, in each case as such provisions, rules and regulations are applicable to such Person.

14. Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed by GameSquare with applicable Governmental Entities pursuant to Canadian Securities Laws have been so filed as at the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) since the date such Contract or amendment was filed.

(b) Section (14)(b) of the GameSquare Disclosure Letter sets forth a correct and complete list, and GameSquare has made available to Engine Gaming correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which GameSquare or any of the GameSquare Subsidiaries is a party or bound as at the date hereof:

(i) each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of GameSquare or any of the GameSquare Subsidiaries to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(ii) each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $250,000 or (B) other Indebtedness of GameSquare or any of the GameSquare Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000, other than Contracts solely between or among GameSquare and the GameSquare Subsidiaries;

(iii) each Contract for GameSquare Owned Real Property or GameSquare Leased Real Property (involving annual payments in excess of $250,000 or aggregate payments in excess of $250,000 that are not terminable without penalty or other liability to GameSquare or any of the GameSquare Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within 60 days;

(iv) each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any asset of GameSquare or any GameSquare Subsidiary for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from GameSquare or any GameSquare Subsidiary exceeds ;

(v) each Contract for any Derivative Product;

(vi) each material partnership, stockholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among GameSquare and/or its wholly-owned Subsidiaries;

(vii) each joint development agreement or program agreement or similar Contract requiring GameSquare or any of the GameSquare Subsidiaries to make annual expenditures in excess of $250,000 or aggregate payments in excess of $250,000 (in each case, net to the interest of GameSquare and the GameSquare Subsidiaries) following the date of this Agreement;

(viii) each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which GameSquare or any of the GameSquare Subsidiaries or any of their respective Affiliates is subject, and, in each case, is material to the business of GameSquare and the GameSquare Subsidiaries, taken as a whole;

(ix) any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of $250,000 or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of $250,000 in the aggregate after the date hereof;

(x) any Contract (other than any other Contract otherwise covered by this Section (14)(b) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of GameSquare or any of the GameSquare Subsidiaries outside the Ordinary Course, in each case, involving annual payments in excess of $250,000 or aggregate payments in excess of $250,000, or creates or would create a Lien on any material asset or property of GameSquare or any of the GameSquare Subsidiaries (other than Permitted Liens);

(xi) any Labour Agreement;

(xii) any Contract which is between GameSquare or any of the GameSquare Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns five percent (5%) or more of the shares of GameSquare’s capital stock (or any Affiliates of any such Person) on the other hand involving aggregate annual payments in excess of $250,000, other than compensation arrangements with the directors on the GameSquare Board in their capacity as such; or

(xiii) each Contract or GameSquare’s Organizational Document that would, on or after the Effective Date, prohibit or restrict the ability of the surviving corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the surviving corporation or any of its Subsidiaries, make loans or advances or transfer any of its properties or assets.

(c) The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof, are referred to herein as “GameSquare Material Contracts.”

(d) Each GameSquare Material Contract is valid and binding on GameSquare or the GameSquare Subsidiary party thereto, as the case may be, and, to the Knowledge of GameSquare, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect, in each case subject to Enforceability Exceptions, and, except for the GameSquare Material Contracts set forth in Section (14)(b)(xii) of the GameSquare Disclosure Letter, is the product of fair and arms’ length negotiations between each of the parties to such GameSquare Material Contracts.

(e) Neither GameSquare nor any of the GameSquare Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of GameSquare, no other party to any GameSquare Material Contract is in breach of, or default under the terms of, any GameSquare Material Contract, nor is any event of default (or similar term) continuing under any GameSquare Material Contract, and, to the Knowledge of GameSquare, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any GameSquare Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

15. Title to Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect, (i) GameSquare and the GameSquare Subsidiaries have good, valid and defensible title to all real property owned by GameSquare or any of the GameSquare Subsidiaries (collectively, the “GameSquare Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by GameSquare or any of the GameSquare Subsidiaries (collectively, including the improvements thereon, the “GameSquare Leased Real Property,” and, together with the GameSquare Owned Real Property, the “GameSquare Real Property”) free and clear of all Liens, except Permitted Liens; (ii) each Contract under which GameSquare or any of the GameSquare Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to GameSquare Leased Real Property (each, an “GameSquare Real Property Lease”), to the Knowledge of GameSquare, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither GameSquare nor any of the GameSquare Subsidiaries, or to the Knowledge of GameSquare, any other party thereto, has received written notice of any default under any GameSquare Real Property Lease; (iii) there does not exist any pending or, to the Knowledge of GameSquare, threatened, condemnation or eminent domain proceedings that affect any of the GameSquare Owned Real Property or GameSquare Leased Real Property; (iv) the facilities and operations of the business of GameSquare and the GameSquare Subsidiaries do not contravene any GameSquare Real Property Lease pursuant to which GameSquare or a GameSquare Subsidiary is a tenant; and (v) the facilities and operations of the business of GameSquare and the GameSquare Subsidiaries undertaken at each GameSquare Real Property are in compliance with any applicable zoning regulation pursuant to any applicable Law.

(b) Except as would not reasonably be expected to, individually or in the aggregate have a GameSquare Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the GameSquare Owned Real Property, (ii) except for such arrangements solely between or among GameSquare and the GameSquare Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any GameSquare Owned Real Property or any portion thereof or interest therein, (iii) neither GameSquare nor any of the GameSquare Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any GameSquare Real Property and (iv) the GameSquare Real Property constitutes all of the real estate used in the operation of the respective businesses of GameSquare and the GameSquare Subsidiaries.

16. Environmental Matters.

(a) Since December 7, 2020, each of GameSquare and the GameSquare Subsidiaries has been, and currently is in compliance with, all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by GameSquare and the GameSquare Subsidiaries of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect. GameSquare and the GameSquare Subsidiaries have not received any written communication from a Governmental Entity alleging that GameSquare and the GameSquare Subsidiaries are not in such compliance (giving effect to such qualifications), and, to the Knowledge of GameSquare, there are no past or present activities, conditions or circumstances that would be reasonably likely to give rise to non-compliance or prevent or interfere with such compliance (giving effect to such qualifications) in the future except as would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

(b) To the Knowledge of GameSquare, there has been no past or present Release of any Hazardous Substance which could form the basis of any Environmental Claim against GameSquare or any of the GameSquare Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

(c) There is no Environmental Claim pending or, to the Knowledge of GameSquare, threatened against GameSquare or any of the GameSquare Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect.

17. Taxes. Except as would not have, individually or in the aggregate, a GameSquare Material Adverse Effect:

(a) all Tax Returns required to be filed by GameSquare or any of the GameSquare Subsidiaries on or prior to the date hereof have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns were true, correct and complete in all material respects;

(b) other than as disclosed in Section (17)(b) of the GameSquare Disclosure Letter, all Tax Returns required to be filed by GameSquare or any of the GameSquare Subsidiaries after the date hereof and prior to the Effective Date will be timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns will be true, correct and complete in all material respects;

(c) GameSquare and each of the GameSquare Subsidiaries has timely paid all Taxes it has been required to pay prior to the date hereof under applicable Laws (whether or not shown on any Tax Return);

(d) the GameSquare Financial Statements reflect an adequate reserve in accordance with IFRS for all Taxes payable by GameSquare and the GameSquare Subsidiaries for all taxable periods (and portions thereof) through the GameSquare Financial Statement Date;

(e) there are no Actions pending or to the knowledge of GameSquare, threatened against GameSquare or any of the GameSquare Subsidiaries in respect of any Taxes;

(f) there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any Tax Return, payment of any Tax by GameSquare or any of the GameSquare Subsidiaries in which any Taxing Authority may assess, reassess or collect Taxes for which GameSquare or any of the GameSquare Subsidiaries may be liable;

(i) GameSquare and each of the GameSquare Subsidiaries has complied in all material respects with the inter-company transfer pricing provisions of each applicable Law relating to Taxes and disclosure requirements thereunder;

(ii) GameSquare and each of the GameSquare Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it prior to the date hereof (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any GameSquare Employee, officer or director and any non-resident Person) and has duly and timely remitted in all material respects to the appropriate Taxing Authority such Taxes and other amounts required by Law to be remitted by it;

(iii) no claim has been made by any Taxing Authority in a jurisdiction where GameSquare or the GameSquare Subsidiaries do not file Tax Returns that either GameSquare or the GameSquare Subsidiaries are or may be subject to Taxes by that jurisdiction;

(iv) GameSquare is not a “surrogate foreign corporation” within the meaning of Section 7874(a) of the Code and is not treated as a U.S. domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code; and

(v) GameSquare and each of the GameSquare Subsidiaries have made available to Engine Gaming true, correct and complete copies of all material Tax Returns filed by or on behalf of GameSquare and each of the GameSquare Subsidiary, and all material written communications to or from any Governmental Entity relating to Taxes within the two year period ending on the date hereof.

18. Insurance. Section (18) of the GameSquare Disclosure Letter sets forth (i) a list of the material insurance policies (including directors and officers liability insurance) covering GameSquare and the GameSquare Subsidiaries as at the date hereof and (ii) pending claims under such policies as at the date of this Agreement. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect, from December 7, 2020, through the date of this Agreement, each of GameSquare and the GameSquare Subsidiaries has been continuously insured with recognized insurers or has self-insured in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by GameSquare and the GameSquare Subsidiaries during such time period. Neither GameSquare nor any of the GameSquare Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of GameSquare or any of the GameSquare Subsidiaries.

19. Intellectual Property; IT and Data Privacy & Security.

(a) Section (19) of the GameSquare Disclosure Letter sets out all Intellectual Property held used or held for use in, or necessary to conduct, the business of GameSquare and the GameSquare Subsidiaries as currently conducted (the “GameSquare Intellectual Property”).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a GameSquare Material Adverse Effect: (i) each of GameSquare and the GameSquare Subsidiaries owns or has a valid right to use, free and clear of all Liens (other than Permitted Liens), all Intellectual Property used or held for use in, or necessary to conduct, the business of GameSquare and the GameSquare Subsidiaries as currently conducted; (ii) the transactions contemplated by this Agreement will not result in the loss of any rights in Intellectual Property used or held for use in, or necessary to conduct, the business of GameSquare and the GameSquare Subsidiaries as currently conducted; (iii) the transactions contemplated by this Agreement will not result in the loss of any rights in Intellectual Property used or held for use in, or necessary to conduct, the business of GameSquare and the GameSquare Subsidiaries, as currently conducted; (iv) to GameSquare’s Knowledge, the conduct of the business of GameSquare and the GameSquare Subsidiaries, since December 7, 2020, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; and (v) each of GameSquare and the GameSquare Subsidiaries takes and has taken commercially reasonable actions to protect the proprietary rights in its Intellectual Property and the trade secrets of other Persons possessed by GameSquare and the GameSquare Subsidiaries, and, since December 7, 2020, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by GameSquare or any of the GameSquare Subsidiaries.

(c) GameSquare and each of the GameSquare Subsidiaries complies, and during the past three years has complied, in all material respects, with applicable Privacy Law. Neither GameSquare nor any of the GameSquare Subsidiaries have been notified in writing of, or is the subject of, any complaint or Action or to GameSquare’s knowledge, any, regulatory investigation related to processing of Personal Information by any Governmental Entity regarding any actual or possible violations of any Privacy Law by or with respect to GameSquare or any of the GameSquare Subsidiaries.

(d) Except as would not have a GameSquare Material Adverse Effect, GameSquare and each of the GameSquare Subsidiaries employs commercially reasonable organizational, administrative, physical and technical safeguards that comply in all material respects with applicable Privacy Law to protect the GameSquare Data within its custody or control. GameSquare and each of the GameSquare Subsidiaries has provided all requisite notices and obtained all required consents, and satisfied all other requirements (including but not limited to notification to Governmental Entities), necessary for the processing (including international and onward transfer) of all Personal Information in connection with the conduct of the business as currently conducted and in connection with the consummation of the transactions contemplated hereunder.

(e) To the Knowledge of GameSquare, neither GameSquare nor any of the GameSquare Subsidiaries has suffered a security breach with respect to any GameSquare Data and to GameSquare’s Knowledge, there has been no unauthorized or illegal use of or access to any GameSquare Data. Neither GameSquare nor any of the GameSquare Subsidiaries has notified, or to GameSquare’s Knowledge been required to notify, any person of any information security breach involving Personal Data. To GameSquare’s Knowledge, the GameSquare Systems have had no material errors or defects that have not been fully remedied and contain no code designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation of such GameSquare Systems (including what are sometimes referred to as “viruses”, “worms”, “time bombs” or “back doors”) that have not been removed or fully remedied. Neither GameSquare nor any of the GameSquare Subsidiaries have experienced within the past three (3) years any material disruption to, or material interruption in, the conduct of its business that affected the business for more than one calendar week, and attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any Software or the GameSquare Systems.

(f) Except as disclosed in Section (19)(f) of the GameSquare Disclosure Letter, GameSquare has obtained sufficient and enforceable moral rights waivers from all authors of any works of authorship that are included in the GameSquare Intellectual Property, including from all officers, employees, contractors and agents, such that GameSquare is not limited in any way in which it may choose to commercialize, exploit, use, adapt, modify, improve, associate or otherwise deal with such works of authorship and no consents, permissions, or approvals are required by GameSquare in that regard.

(g) To the extent that any GameSquare Intellectual Property that is material to the Business was invented, developed, modified, created, conceived, supported or reduced to practice, in whole or in part, by current or past employees or independent contractors of GameSquare or a GameSquare Subsidiary, GameSquare and each GameSquare Subsidiary have obtained written agreements providing for confidentiality, non-disclosure and assignment of inventions executed by all of such employees and independent contractors, including confirmatory assignments naming by serial number, title and any other relevant identifying information, any specific GameSquare Intellectual Property assets that are registered or for which registration is pending.

20. Related Party Transactions. Except for the GameSquare Benefit Plans, there are no Contracts or understandings that are in existence as at the date of this Agreement between, on the one hand, GameSquare or any of the GameSquare Subsidiaries and, on the other hand, any (x) present executive officer or director of GameSquare or any of the GameSquare Subsidiaries or any Person that has served as an executive officer or director of GameSquare or any of the GameSquare Subsidiaries within the last three years or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than 5% of the GameSquare Shares as at the date of this Agreement or (z) to the Knowledge of GameSquare, any Affiliate of any such officer, director or owner (other than GameSquare or any of the GameSquare Subsidiaries).

21. Financial Advisor. Except for OakHills Securities, Inc. (the fees and expenses of which will be paid by GameSquare and are reflected in its engagement letter with GameSquare), neither GameSquare nor any of the GameSquare Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Arrangement or any of the other transactions contemplated by this Agreement. GameSquare has furnished to Engine Gaming an accurate and complete copy of GameSquare’s engagement letter with OakHills Securities, Inc. relating to the Arrangement.

22. Opinion of Financial Advisor. OakHills Securities, Inc., GameSquare’s financial advisor, has delivered to the GameSquare Board on or prior to the date of this Agreement its opinion in writing or orally, in which case such opinion will be subsequently confirmed in writing, to the effect that, as at the date thereof and based upon and subject to the factors and assumptions set forth therein, the Consideration is fair, from a financial point of view, to GameSquare Shareholders.

23. Regulatory Matters.

(a) Anti-Corruption, Economic Sanctions/Trade and Money-Laundering Laws.

(i) Except as would not, individually or in the aggregate, be reasonably likely to have a GameSquare Material Adverse Effect, since December 7, 2020, none of GameSquare, nor any of the GameSquare Subsidiaries, nor, to the Knowledge of GameSquare, any GameSquare or GameSquare Subsidiary director, officer, employee, representative, agent, nor, to the Knowledge of GameSquare, any third party representative or other Person acting for or on behalf of GameSquare or any of the GameSquare Subsidiaries, has (i) violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; (ii) illegally offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any Person otherwise acting in an official capacity for or on behalf of a Governmental Entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such Person, a “Government Official”) (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting GameSquare, any of the GameSquare Subsidiaries, or any GameSquare or GameSquare Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of GameSquare or any of the GameSquare Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage; or (iii) engaged in business with persons in or from such countries or who otherwise appear on the Specially Designated Nationals and Blocked Persons List maintained by OFAC or any other sanctions list maintained by the U.S. government in violation of applicable law.

(ii) Except as would not, individually or in the aggregate, be reasonably likely to have a GameSquare Material Adverse Effect, since December 7, 2020, GameSquare and the GameSquare Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.

(iii) GameSquare does not engage in the production, design, testing, manufacture, fabrication, or development of one or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including any implementing regulations thereof (collectively, the “DPA”).

(b) Investment Company Act. Neither GameSquare nor any GameSquare Subsidiary is required to be registered as an “investment company” under the U.S. Investment Company Act of 1940, as amended.

(c) Investment Canada Act. GameSquare is a WTO investor or trade agreement investor for the purposes of the Investment Canada Act.

(d) Competition Act (Canada). Neither the aggregate value of the assets in Canada that are owned by GameSquare or by entities controlled by GameSquare nor the gross revenues from sales in or from Canada generated by such assets exceeds $93,000,000, as calculated in accordance with Part IX of the Competition Act (Canada) and the Notifiable Transactions Regulations thereunder.

24. Insolvency. No act or proceeding has been taken by or against GameSquare or any GameSquare Subsidiary in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of GameSquare or any GameSquare Subsidiary, as applicable, or for the appointment of a trustee, receiver, manager or other administrator of GameSquare or any GameSquare Subsidiaries, as applicable, or any of their properties or assets nor, to the Knowledge of GameSquare, is any such act or proceeding threatened. None of GameSquare or any GameSquare Subsidiary has not sought protection under any applicable bankruptcy or insolvency legislation. None of GameSquare or any GameSquare Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of GameSquare or any GameSquare Subsidiary to conduct its business in all material respects as it has been carried on prior to the date hereof, or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

25. Accuracy of Books and Records. The financial books and records of GameSquare and each of the GameSquare Subsidiaries fairly and correctly set out and disclose in all material respects, in accordance with IFRS, if required, its financial position as at the date hereof and all material financial transactions have been accurately recorded in such books and records on a consistent basis and in conformity with IFRS, if required. All material records, systems, data or information (including any digital, electronic, mechanical, photographic or other technological process or device whether computerized or not) required to operate the business of GameSquare are in the full possession and control of and are owned exclusively by GameSquare or the GameSquare Subsidiaries.

26. Condition and Sufficiency of Assets. GameSquare and the GameSquare Subsidiaries collectively own or lease all of the property and assets used in or necessary for the conduct of the business of GameSquare as it is currently being conducted with good and marketable title to all material property and assets which are owned by GameSquare or any GameSquare Subsidiary, free and clear of any and all Liens (other than Permitted Liens).

27. No Additional Representations.

(a) GameSquare acknowledges and agrees that, except for the representations and warranties contained in Schedule “E” (in each case, such exception solely with respect to the Persons party thereto) (i) neither Engine Gaming, the Engine Gaming Subsidiaries, nor any of their respective Affiliates or Representatives makes or has made, nor is GameSquare relying on, and GameSquare expressly disclaims any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (x) Engine Gaming, or any Engine Gaming Subsidiary; (y) any of Engine Gaming’s, or any of the Engine Gaming Subsidiaries’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the Arrangement and the other transactions contemplated by this Agreement, and (ii) Engine Gaming, the Engine Gaming Subsidiaries, and each of their respective Affiliates and Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by Engine Gaming, the Engine Gaming Subsidiaries, and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to GameSquare by any Representative of Engine Gaming or any of the Engine Gaming Subsidiaries or Affiliates).

(b) Without limiting the generality of Section (28)(a) above, GameSquare acknowledges and agrees that (i) in connection with its investigation of Engine Gaming and the Engine Gaming Subsidiaries, GameSquare has received from or on behalf of Engine Gaming or the Engine Gaming Subsidiaries certain projections, including projected statements of operating revenues and income from operations of Engine Gaming and the Engine Gaming Subsidiaries and certain business plan information of Engine Gaming and the Engine Gaming Subsidiaries, (ii) there are uncertainties inherent in attempting to make such estimates, projections, and other forecasts and plans, that GameSquare is familiar with such uncertainties, and that GameSquare is taking full responsibility for making its own evaluation of the adequacy and accuracy and completeness of all estimates, projections, and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, and forecasts), (iii) neither Engine Gaming nor any of the Engine Gaming Subsidiaries, Affiliates, or Representatives makes any representations or warranties whatsoever with respect to such estimates, projections, and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections, and forecasts), and GameSquare has not relied thereon, and (iv) neither GameSquare nor any of its Affiliates will have claim against Engine Gaming or the Engine Gaming Subsidiaries, or any other Person with respect thereto.

SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF ENGINE GAMING

1. Organization, Good Standing and Qualification.

(a) Engine Gaming is duly organized, validly existing and in good standing under the Laws of the province of British Colombia. Engine Gaming has all requisite corporate power and authority to own, lease and operate its properties and assets as presently owned and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect. Engine Gaming is qualified to do business, is up-to-date in respect of all material corporate filings and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

(b) Each of the Engine Gaming Subsidiaries is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect. Each of the Engine Gaming Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets as presently owned and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect. Each of the Engine Gaming Subsidiaries is qualified to do business, is up-to-date in respect of all material corporate filings and, to the extent such concept is applicable, is in good standing as a foreign corporation or other Person in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

(c) Engine Gaming has delivered or made available to GameSquare accurate and complete copies of the Organizational Documents of Engine Gaming as at the date hereof, each as amended to the date hereof, and each as so delivered is in full force and effect. Neither Engine Gaming nor any of the Engine Gaming Subsidiaries is in material default of the performance, observance or fulfillment of any of the provisions of its respective Organizational Documents. No steps or proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of Engine Gaming or any of the Engine Gaming Subsidiaries and no board approvals have been given to commence any such proceeding.

(d) Section (1)(d) of the Engine Gaming Disclosure Letter sets forth Engine Gaming’s and each Engine Gaming Subsidiary’s capital stock, equity interests or other direct or indirect ownership interests in any other Person other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of Engine Gaming. All such capital stock, equity interests or other direct or indirect ownership interests (i) have, to the Knowledge of Engine Gaming, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Organizational Documents) and nonassessable (if such entity is a corporate entity) and (ii) are owned by Engine Gaming, by one or more Engine Gaming Subsidiary or by Engine Gaming and one or more of the Engine Gaming Subsidiaries, in each case free and clear of all Liens.

2. Capital Structure.

(a) The authorized capital of Engine Gaming consists of an unlimited number of Engine Gaming Shares of which 15,903,046 Engine Gaming Shares are issued and outstanding as of the date hereof (which excludes Engine Shares relating to the Engine Gaming Options, RSUs, Warrants and Convertible Debentures, referred to in clauses (b), (c), (d) and (e) of this Paragraph (2)) and an unlimited number of preference shares of which none are issued and outstanding as of the date hereof. Each of the Engine Gaming Shares referred to above have been duly authorized and validly issued as fully paid and non-assessable shares and have not been issued in violation of any pre-emptive rights.

(b) As of the date hereof, there are 1,489,974 Engine Gaming Shares issuable upon the exercise of outstanding Engine Gaming Options. Schedule “E” – Section (2)(b) of the Engine Gaming Disclosure Letter contains a list of the Engine Gaming Options as of the date hereof, with details regarding (i) the number of Engine Gaming Shares issuable upon exercise; (ii) the exercise price; (iii) the date of grant; (iv) the date of expiry; (v) the name of the registered holder, identifying whether such holder is not an employee of Engine Gaming; and (vi) whether such Engine Gaming Options are vested or unvested. The Engine Gaming Omnibus Incentive Plan and the issuance of securities under such plan (including all outstanding Engine Gaming Options) have been duly authorized by the Engine Gaming Board in compliance with Law and the terms of the Engine Gaming Omnibus Incentive Plan. Each of the Engine Gaming Shares issuable upon the exercise of Engine Gaming Options have been duly authorized and, upon issuance in accordance with their terms, will be validly issued as fully paid and non-assessable shares and will not be issued in violation of any pre-emptive rights.

(c) As of the date hereof, there are 1,215,242 RSUs issued and outstanding. Schedule “E” – Section (2)(c) of the Engine Gaming Disclosure Letter sets forth the number of Engine Gaming RSUs held by each holder thereof, all of which are fully vested. Each of the Engine Gaming Shares issuable upon the redemption of Engine Gaming RSUs have been duly authorized and, upon issuance in accordance with the term of the RSUs (assuming that the RSUs are not redeemed for a payment in cash), will be validly issued as fully paid and non-assessable shares and will not be issued in violation of any pre-emptive rights.

(d) As of the date hereof, there are 4,841,261 Engine Gaming Shares issuable upon the exercise of outstanding Engine Gaming Warrants (plus an additional 243,902 Engine Gaming Warrants issuable upon the exercise of certain Engine Gaming debt, with each warrant exercisable at US$15 per share). Schedule “E” – Section (2)(d) of the Engine Gaming Disclosure Letter contains a list of the Engine Gaming Warrants as of the date hereof, with details regarding (i) the number of Engine Gaming Shares issuable upon exercise; (ii) the exercise price; (iii) the date of grant; (iv) the date of expiry; and (v) the name of the registered holder, identifying whether such holder is not an employee of Engine Gaming. Each of the Engine Gaming Shares issuable upon the exercise of Engine Gaming Warrants have been duly authorized and, upon issuance in accordance with their terms, will be validly issued as fully paid and non-assessable shares and will not be issued in violation of any pre-emptive rights.

(e) As of the date hereof, there are 1,652,258 Engine Gaming Shares issuable upon the conversion of outstanding Engine Gaming Convertible Debentures. Schedule “E” – Section (2)(e) of the Engine Gaming Disclosure Letter contains a list of the Engine Gaming Convertible Debentures as of the date hereof, with details regarding (i) the number of Engine Gaming Shares issuable upon conversion; (ii) the conversion price; (iii) the date of issue; (iv) the maturity date; and (v) the name of the registered holder, identifying whether such holder is not an employee of Engine Gaming. Each of the Engine Gaming Shares issuable upon the conversion of Engine Gaming Convertible Debentures have been duly authorized and, upon issuance in accordance with their terms, will be validly issued as fully paid and non-assessable shares and will not be issued in violation of any pre-emptive rights.

(f) There are no phantom stocks or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of Engine Gaming and there are no outstanding stock appreciation rights with respect to the capital stock of Engine Gaming. Other than Engine Gaming Shares, there are no other authorized classes of capital stock of Engine Gaming.

(g) There are no voting trusts or other agreements or understandings to which Engine Gaming, any of the Engine Gaming Subsidiaries or, to the Knowledge of Engine Gaming, any of their respective executive officers or directors is a party with respect to the voting of Engine Gaming Shares or the capital stock or other equity interests of any of the Engine Gaming Subsidiaries.

(h) Other than the Engine Gaming Options, Engine Gaming RSU’s, Engine Gaming Warrants and the Engine Gaming Convertible Debentures and the Engine Gaming Shares, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of Engine Gaming Shares or other equity interests to which Engine Gaming or any of the Engine Gaming Subsidiaries is a party obligating Engine Gaming or any of the Engine Gaming Subsidiaries to (i) issue, transfer or sell any Engine Gaming Shares or other equity interests of Engine Gaming or any of the Engine Gaming Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such Engine Gaming Shares or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Engine Gaming Subsidiaries. At the Effective Time, other than Engine Gaming RSU’s, the Engine Gaming Options, the Engine Gaming Warrants, Engine Gaming Convertible Debentures and the Engine Gaming Shares issuable pursuant to such securities, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Engine Gaming or any of the Engine Gaming Subsidiaries will be bound calling for the purchase or issuance of any shares of capital stock of Engine Gaming or any of the Engine Gaming Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements other than as set out in Section 2(h) of the Engine Gaming Disclosure Letter. Each Engine Gaming Option issued with respect to Engine Gaming Shares was granted with a per-share exercise price not less than the fair market value of the Engine Gaming Shares on the date of grant.

(i) Section (1)(d) of the Engine Gaming Disclosure Letter contains the names of the Engine Gaming Subsidiaries and their respective jurisdictions of organization.

(j) Other than the Engine Gaming Convertible Debentures, there are no outstanding bonds, debentures, notes or other Indebtedness of Engine Gaming or any of the Engine Gaming Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Engine Gaming or any of the Engine Gaming Subsidiaries may vote.

3. Corporate Authority; Approval.

(a) Engine Gaming has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the passing of the Engine Gaming Resolution at the Engine Gaming Meeting, to consummate the Arrangement and the other transactions contemplated hereby. The execution and delivery of this Agreement by Engine Gaming and the consummation by Engine Gaming of the Arrangement and of the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Engine Gaming (subject to obtaining the Regulatory Approvals and the approval of the Engine Gaming Resolution by the Engine Gaming Shareholders).

(b) The Engine Gaming Board has (i) determined that this Agreement, the Arrangement and the other transactions contemplated by this Agreement are in the best interests of Engine Gaming, (ii) authorized the execution and delivery of this Agreement and the performance of its obligations hereunder, (iii) resolved to recommend that the Engine Gaming Shareholders vote in favour of the Arrangement Resolution; and (iv) resolved to make the Engine Gaming Board Recommendation. Such resolutions of the Engine Gaming Board have not been rescinded, modified or withdrawn in any way.

(c) This Agreement has been duly executed and delivered by Engine Gaming and, assuming the due execution and delivery of this Agreement by GameSquare, constitutes the legal, valid and binding obligation of Engine Gaming, enforceable against Engine Gaming in accordance with its terms, subject to the Enforceability Exceptions.

4. No Vote Required. Other than the Engine Gaming Resolution, there are no votes of the Engine Gaming Shareholders required under applicable Law to adopt this Agreement and otherwise approve and consummate the Arrangement and the other transactions contemplated by this Agreement and as set forth herein.

5. Governmental Filings; No Violations; Etc.

(a) Other than the filings, notices, waiting periods or approvals required by (i) Section 4.4 of this Agreement, including the Interim Order and any approvals required thereunder and the Final Order, (ii) sending the Articles of Arrangement to the Nasdaq (iii) the Required Regulatory Approvals; and (iv) the CSE, TSXV and Nasdaq rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Engine Gaming or any of the Engine Gaming Subsidiaries in connection with the execution and delivery of this Agreement, the performance by Engine Gaming of its obligations under this Agreement and the consummation by Engine Gaming of the Arrangement and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

(b) The execution and delivery of this Agreement by Engine Gaming does not, and the consummation of the Arrangement and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of Engine Gaming’s Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section (5)(a), violate or conflict with any Laws or any Order applicable to Engine Gaming or any of the Engine Gaming Subsidiaries or any of their respective assets or properties, (iii) subject to obtaining the third-party consents and approvals set forth in Section ()(a) of the Engine Gaming Disclosure Letter, in each case, prior to or at the Closing, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of the assets of Engine Gaming or any of the Engine Gaming Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Engine Gaming or any of the Engine Gaming Subsidiaries is now a party or by which it or any of its assets may be bound, or (iv) result in the creation of any Lien upon any of the properties or assets of Engine Gaming or any of the Engine Gaming Subsidiaries (including GameSquare and the GameSquare Subsidiaries following the Arrangement) except, in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Lien that would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

6. Securities Laws. Engine Gaming is a “reporting issuer” in British Colombia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and is not on the list of reporting issuers in default under the Securities Laws of such provinces. Engine Gaming Shares are listed for trading on the TSXV and Nasdaq and are not listed for trading on any other securities exchange as a result of any application made by Engine Gaming. To Engine Gaming’s Knowledge, Engine Gaming is not subject to any continuous or periodic or other disclosure requirements under any securities Laws other than the Securities Laws. None of the Engine Gaming Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any Securities Laws or securities Laws. Engine Gaming is not in default of any material requirements of any Securities Laws or the rules and policies of the TSXV or Nasdaq. Engine Gaming has not taken any action to cease to be a reporting issuer in any province of Canada or to deregister the Engine Gaming Shares under the rules or policies of the TSXV or Nasdaq, nor has Engine Gaming received notification from any Securities Authority seeking to revoke the reporting issuer status of Engine Gaming or the registration of any class of securities of Engine Gaming. Other than as disclosed in Section (6) of the Engine Gaming Disclosure Letter, no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Engine Gaming is pending, in effect or, to Engine Gaming’s Knowledge, has been threatened, and, to Engine Gaming’s Knowledge, neither Engine Gaming nor any director, officer or past or present shareholder of Engine Gaming is currently subject to any formal review, enquiry, investigation or other proceeding by any Securities Authority or stock exchange relating to any such order or restriction or otherwise. No director or officer of Engine Gaming or any of the Engine Gaming Subsidiaries has received any objection from any Securities Authority or stock exchange as to his or her serving in any capacity as director or officer of any reporting issuer in a jurisdiction in Canada or the United States.

7. Engine Gaming Company Documents; Financial Statements.

(a) Other than as disclosed in Section (7) of the Engine Gaming Disclosure Letter, all forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), required to have been filed with or furnished to the applicable Securities Authorities by Engine Gaming since December 7, 2020 and all documents to be filed by or on behalf of Engine Gaming following the date of this Agreement until the Effective Time (collectively, the “Engine Gaming Public Company Documents”), have been or will be timely filed or furnished, as the case may be. As at their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing), none of the Engine Gaming Public Company Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by Engine Gaming.

(b) The Engine Gaming Public Company Documents collectively constitute full, true and plain disclosure of all material facts relating to Engine Gaming up until the Effective Time. Other than as disclosed in Section (7) of the Engine Gaming Disclosure Letter, Engine Gaming has timely filed, and until the Effective Time will timely file, all forms, reports, statements, and documents, including financial statements and management’s discussion and analysis, required to be filed by Engine Gaming with the applicable Securities Authorities (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of NI 51-102) and the rules and policies of the TSXV and Nasdaq, except where such failure would not have an Engine Gaming Material Adverse Effect.

(c) The financial statements (including related notes, if any) contained in the Engine Gaming Public Company Documents: (i) complied as to form in all material respects with the published rules and regulations of the Securities Authority applicable thereto; (ii) were prepared in accordance with IFRS, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements); and (iii) fairly presented in all material respects the consolidated financial position of Engine Gaming and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of cash flows of Engine Gaming and its consolidated Subsidiaries for the periods covered thereby.

(d) Since the Engine Gaming Financial Statement Date, neither Engine Gaming nor any of the Engine Gaming Subsidiaries, has received or otherwise obtained, to the Knowledge of Engine Gaming, any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Engine Gaming or any of the Engine Gaming Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Engine Gaming or any of the Engine Gaming Subsidiaries has engaged in questionable accounting or auditing practices.

(e) Engine Gaming’s auditors were and are independent in respect of Engine Gaming within the meaning of the rules of professional conduct applicable to auditors in Canada.

(f) There has not ever been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with Engine Gaming’s auditors.

(g) Neither Engine Gaming or any of the Engine Gaming Subsidiaries, nor, to the Knowledge of Engine Gaming, any director, officer, employee, auditor, accountant or representative of Engine Gaming or any of the Engine Gaming Subsidiaries, has since December 7, 2020, received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Engine Gaming or any of the Engine Gaming Subsidiaries or their respective internal accounting controls, including that Engine Gaming or any of the Engine Gaming Subsidiaries has engaged in questionable accounting or auditing practices that are inconsistent with the IFRS or standard industry practice.

8. Restrictions on Business Activities. There is no judgment, injunction, order or decree binding upon Engine Gaming or any of the Engine Gaming Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of Engine Gaming or any of the Engine Gaming Subsidiaries or Affiliates, any acquisition of property by Engine Gaming or any of the Engine Gaming Subsidiaries or Affiliates, or the conduct of business by Engine Gaming or any of the Engine Gaming Subsidiaries or Affiliates, as currently conducted (including following the transactions contemplated by this Agreement), except in each case as has not had or would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

9. Absence of Certain Changes. (a) As at the date of this Agreement, Engine Gaming and the Engine Gaming Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course, except for commercially reasonable actions taken outside the Ordinary Course or not consistent with past practice, in any such case, in response to material changes in product prices or the COVID-19 pandemic that did not have, and would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect; and (b) since the Engine Gaming Financial Statement Date, there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

10. Absence of Undisclosed Liabilities. Since the Engine Gaming Financial Statement Date, neither Engine Gaming nor any of the Engine Gaming Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with IFRS, except for: (a) liabilities reflected or reserved against in Engine Gaming’s consolidated balance sheets (or the notes thereto) included in the Engine Gaming Company Documents, (b) liabilities that have been incurred by Engine Gaming or any of the Engine Gaming Subsidiaries since the Engine Gaming Financial Statement Date in the Ordinary Course, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect. Neither Engine Gaming nor any of the Engine Gaming Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Engine Gaming and any of the Engine Gaming Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in the instructions thereto of Form 51-102F1 of NI 51-102), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Engine Gaming or any of the Engine Gaming Subsidiaries, in Engine Gaming’s consolidated financial statements or the Engine Gaming Public Company Documents.

11. Litigation and Liabilities. Other than as set out in Section (11) of the Engine Gaming Disclosure Letter, there is no pending Action (other than Actions involving employee and labour matters, environmental matters or Tax matters, which are covered solely by Section (12), Section (16) and Section (17), respectively) and, within the past twelve (12) months, to the Knowledge of Engine Gaming, no Person has threatened to commence any Action (other than Actions involving employee and labour matters, environmental matters or Tax matters, which are covered solely by Section (12), Section (16) and Section (17), respectively), against Engine Gaming or any of the Engine Gaming Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect. There is no Order to which Engine Gaming or any of the Engine Gaming Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

12. Employee and Labour Matters; Benefit Plans.

(a) Section (12)(a) of the Engine Gaming Disclosure Letter lists as at the date of this Agreement (i) material pension, savings, retirement savings, bonus, retention bonus, commission, stock option, stock purchase, restricted stock, stock appreciation, stock incentive, deferred compensation, incentive compensation, salary continuation, vacation, supplemental unemployment benefits, education assistance, profit-sharing, mortgage assistance, employee loan, employee assistance and supplemental retirement plans (including any group registered retirement savings plan), retiree programs or other retiree coverage or arrangements, fringe benefit and other benefit plans, programs, Contracts, coverage, arrangements or policies and (iv) any material employment, executive compensation, change in control, severance pay, or termination pay plans, programs, Contracts, arrangements or policies, in each case, that is sponsored, contributed to, required to be contributed to or maintained by Engine Gaming or any of the Engine Gaming Subsidiaries or as to which Engine Gaming or an Engine Gaming Subsidiary has any liability or contingent liability, in each case for the benefit of, or relating to, any former or current employee, officer or director of Engine Gaming or any of the Engine Gaming Subsidiaries or as to which Engine Gaming or any Engine Gaming Subsidiary has any material liability (all such plans, programs, Contracts or policies as described in this Section (12)(a), shall be collectively referred to in this Section (12) as the “Engine Gaming Benefit Plans”) except that the term Engine Gaming Benefit Plan shall not include any statutory plans with which the Engine Gaming is required to comply, including plans administered pursuant to applicable health tax, workers’ compensation and workers’ safety and employment insurance legislation. Engine Gaming has made available to GameSquare, true and complete copies of the documents establishing the current terms for each written material Engine Gaming Benefit Plan, including all amendments and past versions of such documents that continue to be relevant with respect to any participants.

(b) None of the Engine Gaming Benefit Plans promises or provides post-termination or retiree benefits of any kind, including medical or life insurance benefits to any former or current employee of Engine Gaming or any of the Engine Gaming Subsidiaries (other than continuation coverage to the extent required by Law); (ii) all of the Engine Gaming Benefit Plans have been established, operated, administered, funded and maintained in all material respects in compliance with their terms, the terms of their trust or funding agreement, and all applicable Laws; (iii) all material contributions required to be made with respect to any Engine Gaming Benefit Plan on or before the date hereof have been made; (iv) there are no pending or, to the Knowledge of Engine Gaming, threatened claims by, on behalf of or relating to any of the Engine Gaming Benefit Plans or otherwise relating to an Engine Gaming Benefit Plan (other than routine claims for benefits) and Engine Gaming is not aware of any state of facts which could reasonably be expected to provide a valid basis for any of the foregoing, nor, to the knowledge of Engine Gaming, are any of the foregoing or any regulatory investigation, examination or audit pending or threatened; and (v) current enrollment in Engine Gaming Benefit Plans are individuals who work primarily outside of Canada.

(c) Other than as set out in Section (12)(c) of the Engine Gaming Disclosure Letter, the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement will not (either solely as a result thereof or as a result of such transactions in conjunction with another event) (i) automatically cause or result in an increase in the amount of compensation or benefits or timing of vesting or payment of any benefits or compensation payable in respect of any former or current employee, officer or director of Engine Gaming or any of the Engine Gaming Subsidiaries; (ii) require the funding or securing of benefits under any Engine Gaming Benefit Plan; or (iii) cause or result in an increase in the liabilities of Engine Gaming or GameSquare or any of their respective Subsidiaries to any third Person on account of matters relating to compensation or benefits in respect of any former or current employee, officer or director of Engine Gaming or any of the Engine Gaming Subsidiaries.

(d) No Engine Gaming Benefit Plan provides for payments or benefits in connection with the transactions contemplated by this Agreement that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any amount that would result in a loss of tax deductions pursuant to Section 280G of the Code.

(e) No Engine Gaming Benefit Plan is a “pension plan” as defined under the Tax Act or any pension legislation in any Canadian jurisdiction.

(f) There are no participating employers in any Engine Gaming Benefit Plan other than Engine Gaming and the Engine Gaming Subsidiaries.

(g) Neither Engine Gaming or any of the Engine Gaming Subsidiaries is party to or is otherwise bound to or is in the process of negotiating any labour agreements, collective bargaining agreements and any other labour-related agreements or arrangements with any union or other labour organization. Neither Engine Gaming nor any of the Engine Gaming Subsidiaries has any unions, employee representative bodies or other labour organizations which, to the Knowledge of Engine Gaming, represent any employees of Engine Gaming or any of the Engine Gaming Subsidiaries.

(h) There is not now in existence, nor has there been, since one (1) year prior to the date of this Agreement, any pending or, to the Knowledge of Engine Gaming, written threat of any: (i) strike, slowdown, stoppage, picketing or lockout against or affecting Engine Gaming or any of the Engine Gaming Subsidiaries; or (ii) labour-related demand for representation. There is not now in existence any pending or, to the Knowledge of Engine Gaming, threatened Action alleging or involving any violation of any employment-related, labour-related or benefits-related Law against, in respect of or relating to Engine Gaming, any of the Engine Gaming Subsidiaries or any Engine Gaming Benefit Plan, including claims arising under any such Law by any independent contractor or leased personnel; in each case except for such Actions that have not had and would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

(i) To the Knowledge of Engine Gaming, no current or former employee of Engine Gaming or any of the Engine Gaming Subsidiaries at the level of Director or above is in violation in any material respect, or has threatened a violation in any material respect, of any term or provision of any employment Contract, Labour Agreement, confidentiality or other proprietary information disclosure Contract arising out of or relating to such Person’s current or former employment or engagement by Engine Gaming or any of the Engine Gaming Subsidiaries.

(j) To the Knowledge of Engine Gaming, none of Engine Gaming’s or any of the Engine Gaming Subsidiaries’ employment, labour, benefits or other policies or practices applicable to any current or former employee, independent contractor or leased personnel of Engine Gaming or any of the Engine Gaming Subsidiaries are currently being audited or investigated by any Governmental Entity.

(k) None of Engine Gaming or any of the Engine Gaming Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of Engine Gaming or any of the Engine Gaming Subsidiaries that involves allegations relating to sexual harassment by an officer or employee of Engine Gaming or any of the Engine Gaming Subsidiaries at the level of Chief Development Officer or above. To the Knowledge of Engine Gaming, in the last five (5) years, no allegations of sexual harassment have been made against any officer, director or employee of Engine Gaming or any of the Engine Gaming Subsidiaries at a level of Chief Development Officer or above.

(l) To the Knowledge of Engine Gaming, each Person who is currently providing services to Engine Gaming or any of the Engine Gaming Subsidiaries, or who previously provided services to Engine Gaming or any of the Engine Gaming Subsidiaries, as an independent contractor or consultant is or was properly classified and properly treated as an independent contractor or consultant by Engine Gaming or the Engine Gaming Subsidiaries. To the Knowledge of Engine Gaming, each Person who is currently providing services to Engine Gaming or any of the Engine Gaming Subsidiaries through a third-party service provider, or who previously provided services to Engine Gaming or any of the Engine Gaming Subsidiaries through a third-party service provider, is not or was not an employee of Engine Gaming or any of the Engine Gaming Subsidiaries. Neither Engine Gaming nor any of the Engine Gaming Subsidiaries has a single employer, joint employer, alter ego or similar relationship with any other company.

(m) Engine Gaming and the Engine Gaming Subsidiaries have not engaged in layoffs, furloughs or employment terminations, whether temporary or permanent, since January 1, 2021, through the date hereof for which Engine Gaming or the applicable Engine Gaming Subsidiary has not obtained a release from such affected individuals. Except as contemplated in connection with the consummation of this Agreement, Engine Gaming and the Engine Gaming Subsidiaries have no plans to engage in any layoffs, furloughs or employment terminations, whether temporary or permanent, within the next six months.

(n) Except as provided in Section (12)(n) of the Engine Gaming Disclosure Letter, neither Engine Gaming nor any of the Engine Gaming Subsidiaries has applied for a loan under the Canada Emergency Business Account (CEBA) program. Engine Gaming and the Engine Gaming Subsidiaries have complied in all material respects as applicable with the requirements of any applicable federal, provincial or local stay-at-home orders (i.e., directives that order residents to stay at home unless performing certain essential activities).

13. Compliance with Laws.

(a) Each of Engine Gaming and the Engine Gaming Subsidiaries and, to the Knowledge of Engine Gaming, such third parties, are and, since December 7, 2020, have been conducting the businesses and operations of Engine Gaming and the Engine Gaming Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Environmental Laws, which is covered solely by Section (16); (ii) Tax Laws, which is covered solely by Section (17), and (iii) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money-Laundering Laws, which are covered solely by Section (23)(a), except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect. Since December 7, 2020, neither Engine Gaming nor any of the Engine Gaming Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

(b) Each of Engine Gaming and the Engine Gaming Subsidiaries is in possession of all Engine Gaming Permits (other than Permits required under Environmental Laws, which are covered solely by Section (16) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted, and all such Engine Gaming Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Engine Gaming of any of the Engine Gaming Permits is pending or, to the Knowledge of Engine Gaming, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Engine Gaming Permits would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect. Engine Gaming and the Engine Gaming Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Engine Gaming Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

(c) Each of Engine Gaming and the Engine Gaming Subsidiaries and, to the Knowledge of Engine Gaming, its and their respective directors and officers, is in compliance in all material respects with the listing and corporate governance rules and regulations of the TSXV and Nasdaq, in each case as such provisions, rules and regulations are applicable to such Person.

14. Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed by Engine Gaming with applicable Governmental Entities pursuant to Canadian Securities Laws have been so filed as at the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) since the date such Contract or amendment was filed.

(b) Section (14)(b) of the Engine Gaming Disclosure Letter sets forth a correct and complete list, and Engine Gaming has made available to GameSquare correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which Engine Gaming or any of the Engine Gaming Subsidiaries is a party or bound as at the date hereof:

(i) each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of Engine Gaming or any of the Engine Gaming Subsidiaries to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(ii) each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $250,000 or (B) other Indebtedness of Engine Gaming or any of the Engine Gaming Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000, other than Contracts solely between or among Engine Gaming and the Engine Gaming Subsidiaries;

(iii) each Contract for Engine Gaming Owned Real Property or Engine Gaming Leased Real Property involving annual payments in excess of $250,000 or aggregate payments in excess of $250,000 that are not terminable without penalty or other liability to Engine Gaming or any of the Engine Gaming Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within 60 days;

(iv) each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any asset of Engine Gaming or the Engine Gaming Subsidiaries for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from Engine Gaming or any Engine Gaming Subsidiary exceeds_________ ;

(v) each Contract for any Derivative Product;

(vi) each material partnership, stockholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among Engine Gaming and/or its wholly-owned Subsidiaries;

(vii) each joint development agreement, or program agreement or similar Contract requiring Engine Gaming or any of the Engine Gaming Subsidiaries to make annual expenditures in excess of $250,000 or aggregate payments in excess of $250,000 (in each case, net to the interest of Engine Gaming and the Engine Gaming Subsidiaries) following the date of this Agreement;

(viii) each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Engine Gaming or any of the Engine Gaming Subsidiaries or any of their respective Affiliates is subject, and, in each case, is material to the business of Engine Gaming and the Engine Gaming Subsidiaries, taken as a whole;

(ix) any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of $250,000 or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of $250,000 in the aggregate after the date hereof;

(x) any Contract (other than any other Contract otherwise covered by this Section (14)(b) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Engine Gaming or any of the Engine Gaming Subsidiaries outside the Ordinary Course, in each case, involving annual payments in excess of $250,000 or aggregate payments in excess of $250,000, or creates or would create a Lien on any material asset or property of Engine Gaming or any of the Engine Gaming Subsidiaries (other than Permitted Liens);

(xi) any Labour Agreement;

(xii) any Contract which is between Engine Gaming or any of the Engine Gaming Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns five percent (5%) or more of the shares of Engine Gaming’s capital stock (or any Affiliates of any such Person) on the other hand involving aggregate annual payments in excess of $250,000, other than compensation arrangements with the directors on the Engine Gaming Board in their capacity as such; or

(xiii) each Contract or Engine Gaming’s Organizational Document that would, on or after the Effective Date, prohibit or restrict the ability of the surviving corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the surviving corporation or any of its Subsidiaries, make loans or advances or transfer any of its properties or assets.

(c) The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof, are referred to herein as “Engine Gaming Material Contracts.”

(d) Each Engine Gaming Material Contract is valid and binding on Engine Gaming or the Engine Gaming Subsidiary party thereto, as the case may be, and, to the Knowledge of Engine Gaming, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect, in each case subject to Enforceability Exceptions and, except for the Engine Gaming Material Contracts set forth in Section (14)(b)(xii) of the Engine Gaming Disclosure Letter, is the product of fair and arms’ length negotiations between each of the parties to such Engine Gaming Material Contracts.

(e) Neither Engine Gaming nor any of the Engine Gaming Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of Engine Gaming, no other party to any Engine Gaming Material Contract is in breach of, or default under the terms of, any Engine Gaming Material Contract, nor is any event of default (or similar term) continuing under any Engine Gaming Material Contract, and, to the Knowledge of Engine Gaming, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Engine Gaming Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

15. Title to Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect, (i) Engine Gaming and the Engine Gaming Subsidiaries have good, valid and defensible title to all real property owned by Engine Gaming or any of the Engine Gaming Subsidiaries (collectively, the “Engine Gaming Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Engine Gaming or any of the Engine Gaming Subsidiaries (collectively, including the improvements thereon, the “Engine Gaming Leased Real Property,” and, together with the Engine Gaming Owned Real Property, the “Engine Gaming Real Property”) free and clear of all Liens, except Permitted Liens, (ii) each Contract under which Engine Gaming or any of the Engine Gaming Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Engine Gaming Leased Real Property (each, an “Engine Gaming Real Property Lease”), to the Knowledge of Engine Gaming, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither Engine Gaming nor any of the Engine Gaming Subsidiaries, or to the Knowledge of Engine Gaming, any other party thereto, has received written notice of any default under any Engine Gaming Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of Engine Gaming, threatened, condemnation or eminent domain proceedings that affect any of the Engine Gaming Owned Real Property or Engine Gaming Leased Real Property, (iv) the facilities and operations of the business of Engine Gaming and the Engine Gaming Subsidiaries do not contravene any Engine Gaming Real Property Lease pursuant to which Engine Gaming or an Engine Gaming Subsidiary is a tenant; and (v) the facilities and operations of the business of Engine Gaming and the Engine Gaming Subsidiaries undertaken at each Engine Gaming Real Property are in compliance with any applicable zoning regulation pursuant to any applicable Law.

(b) Except as would not reasonably be expected to, individually or in the aggregate have an Engine Gaming Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Engine Gaming Real Property , (ii) except for such arrangements solely between or among Engine Gaming and the Engine Gaming Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Engine Gaming Owned Real Property or any portion thereof or interest therein, (iii) neither Engine Gaming nor any of the Engine Gaming Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any Engine Gaming Real Property and (iv) the Engine Gaming Real Property constitutes all of the real estate used in and necessary for the operation of the respective businesses of Engine Gaming and the Engine Gaming Subsidiaries.

16. Environmental Matters.

(a) Since December 7, 2020, each of Engine Gaming and the Engine Gaming Subsidiaries has been, and currently is in compliance with, all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by Engine Gaming and the Engine Gaming Subsidiaries of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect. Engine Gaming and the Engine Gaming Subsidiaries have not received any written communication from a Governmental Entity alleging that Engine Gaming and the Engine Gaming Subsidiaries are not in such compliance (giving effect to such qualifications), and, to the Knowledge of Engine Gaming, there are no past or present activities, conditions or circumstances that would be reasonably likely to give rise to non-compliance or prevent or interfere with such compliance (giving effect to such qualifications) in the future except as would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

(b) To the Knowledge of Engine Gaming, there has been no past or present Release of any Hazardous Substance which could form the basis of any Environmental Claim against Engine Gaming or any of the Engine Gaming Subsidiaries which would reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

(c) There is no Environmental Claim pending or, to the Knowledge of Engine Gaming, threatened against Engine Gaming or any of the Engine Gaming Subsidiaries which would reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect.

17. Taxes. Except as would not have, individually or in the aggregate, an Engine Gaming Material Adverse Effect:

(a) all Tax Returns required to be filed by Engine Gaming or any of the Engine Gaming Subsidiaries on or prior to the date hereof have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns were true, correct and complete in all material respects;

(b) other than as disclosed in Section (17)(b) of the Engine Gaming Disclosure Letter, all Tax Returns required to be filed by Engine Gaming or any of the Engine Gaming Subsidiaries after the date hereof and prior to the Effective Date will be timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns will be true, correct and complete in all material respects;

(c) Engine Gaming and each of the Engine Gaming Subsidiaries has timely paid all Taxes it has been required to pay prior to the date hereof under applicable Laws (whether or not shown on any Tax Return);

(d) the Engine Gaming Financial Statements reflect an adequate reserve in accordance with IFRS for all Taxes payable by Engine Gaming and the Engine Gaming Subsidiaries for all taxable periods (and portions thereof) through the Engine Gaming Financial Statement Date;

(e) there are no Actions pending or to the knowledge of Engine Gaming, threatened against Engine Gaming or any of the Engine Gaming Subsidiaries in respect of any Taxes;

(f) there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any Tax Return, payment of any Tax by Engine Gaming or any of the Engine Gaming Subsidiaries in which any Taxing Authority may assess, reassess or collect Taxes for which Engine Gaming or any of the Engine Gaming Subsidiaries may be liable;

(i) Engine Gaming and each of the Engine Gaming Subsidiaries has complied in all material respects with the inter-company transfer pricing provisions of each applicable Law relating to Taxes and disclosure requirements thereunder;

(ii) Engine Gaming and each of the Engine Gaming Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it prior to the date hereof (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Engine Gaming Employee, officer or director and any non-resident Person) and has duly and timely remitted in all material respects to the appropriate Taxing Authority such Taxes and other amounts required by Law to be remitted by it;

(iii) no claim has been made by any Taxing Authority in a jurisdiction where Engine Gaming or the Engine Gaming Subsidiaries do not file Tax Returns that either Engine Gaming or the Engine Gaming Subsidiaries are or may be subject to Taxes by that jurisdiction; and

(iv) Engine Gaming and each of the Engine Gaming Subsidiaries have made available to GameSquare true, correct and complete copies of all material Tax Returns filed by or on behalf of Engine Gaming and each of the Engine Gaming Subsidiary, and all material written communications to or from any Governmental Entity relating to Taxes within the two year period ending on the date hereof.

18. Insurance. Section (18) of the Engine Gaming Disclosure Letter sets forth (i) a list of the material insurance policies (including directors and officers liability insurance) covering Engine Gaming and the Engine Gaming Subsidiaries as at the date hereof and (ii) pending claims under such policies as at the date of this Agreement. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect, from December 7, 2020, through the date of this Agreement, each of Engine Gaming and the Engine Gaming Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by Engine Gaming and the Engine Gaming Subsidiaries during such time period. Neither Engine Gaming nor any of the Engine Gaming Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Engine Gaming or any of the Engine Gaming Subsidiaries.

19. Intellectual Property; IT and Data Privacy & Security.

(a) Section (19) of the Engine Gaming Disclosure Letter sets out all Intellectual Property held used or held for use in, or necessary to conduct, the business of Engine Gaming and the Engine Gaming Subsidiaries as currently conducted (the “Engine Gaming Intellectual Property”).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, an Engine Gaming Material Adverse Effect: (i) each of Engine Gaming and the Engine Gaming Subsidiaries owns or has a valid right to use, free and clear of all Liens (other than Permitted Liens), all Intellectual Property used or held for use in, or necessary to conduct, the business of Engine Gaming and the Engine Gaming Subsidiaries as currently conducted; (ii) the transactions contemplated by this Agreement will not result in the loss of any rights in Intellectual Property used or held for use in, or necessary to conduct, the business of Engine Gaming and the Engine Gaming Subsidiaries as currently conducted; (iii) the transactions contemplated by this Agreement will not result in the loss of any rights in Intellectual Property used or held for use in, or necessary to conduct, the business of Engine Gaming and the Engine Gaming Subsidiaries as currently conducted; (iv) to Engine Gaming’s Knowledge, the conduct of the business of Engine Gaming and each of the Engine Gaming Subsidiaries, since December 7, 2020, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; and (v) each of Engine Gaming and the Engine Gaming Subsidiaries takes and has taken commercially reasonable actions to protect the proprietary rights in its Intellectual Property and the trade secrets of other Persons possessed by Engine Gaming and the Engine Gaming Subsidiaries, and, since December 7, 2020, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by Engine Gaming or any of the Engine Gaming Subsidiaries.

(c) Engine Gaming and each of the Engine Gaming Subsidiaries complies, and during the past three years has complied, in all material respects, with applicable Privacy Law. Neither Engine Gaming nor any of the Engine Gaming Subsidiaries have been notified in writing of, or is the subject of, any complaint or Action or to Engine Gaming’s knowledge, any, regulatory investigation related to processing of Personal Information by any Governmental Entity regarding any actual or possible violations of any Privacy Law by or with respect to Engine Gaming or any of the Engine Gaming Subsidiaries.

(d) Except as would not have an Engine Gaming Material Adverse Effect, Engine Gaming and each of the Engine Gaming Subsidiaries employs commercially reasonable organizational, administrative, physical and technical safeguards that comply in all material respects with applicable Privacy Law to protect the Engine Gaming Data within its custody or control. Engine Gaming and each of the Engine Gaming Subsidiaries has provided all requisite notices and obtained all required consents, and satisfied all other requirements (including but not limited to notification to Governmental Entities), necessary for the processing (including international and onward transfer) of all Personal Information in connection with the conduct of the business as currently conducted and in connection with the consummation of the transactions contemplated hereunder.

(e) To the Knowledge of Engine Gaming, neither Engine Gaming nor any of the Engine Gaming Subsidiaries has suffered a security breach with respect to any Engine Gaming Data and to Engine Gaming’s Knowledge, there has been no unauthorized or illegal use of or access to any Engine Gaming Data. Neither Engine Gaming nor any of the Engine Gaming Subsidiaries has notified, or to Engine Gaming’s Knowledge been required to notify, any person of any information security breach involving Personal Data. To Engine Gaming’s Knowledge, the Engine Gaming Systems have had no material errors or defects that have not been fully remedied and contain no code designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation of such Engine Gaming Systems (including what are sometimes referred to as “viruses”, “worms”, “time bombs” or “back doors”) that have not been removed or fully remedied. Neither Engine Gaming nor any of the Engine Gaming Subsidiaries have experienced within the past three (3) years any material disruption to, or material interruption in, the conduct of its business that affected the business for more than one calendar week, and attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any Software or the Engine Gaming Systems.

(f) Except as disclosed in Section (19)(f) of the Engine Gaming Disclosure Letter, Engine Gaming has obtained sufficient and enforceable moral rights waivers from all authors of any works of authorship that are included in the Engine Gaming Intellectual Property, including from all officers, employees, contractors and agents, such that Engine Gaming is not limited in any way in which it may choose to commercialize, exploit, use, adapt, modify, improve, associate or otherwise deal with such works of authorship and no consents, permissions, or approvals are required by Engine Gaming in that regard.

(g) To the extent that any Engine Gaming Intellectual Property that is material to the Business was invented, developed, modified, created, conceived, supported or reduced to practice, in whole or in part, by current or past employees or independent contractors of Engine Gaming or an Engine Gaming Subsidiary, Engine Gaming and each Engine Gaming Subsidiary have obtained written agreements providing for confidentiality, non-disclosure and assignment of inventions executed by all of such employees and independent contractors, including confirmatory assignments naming by serial number, title and any other relevant identifying information, any specific Engine Gaming Intellectual Property assets that are registered or for which registration is pending.

20. Related Party Transactions. Except for the Engine Gaming Benefit Plans and otherwise set forth in Section 20 of the Engine Gaming Disclosure Letter, there are no Contracts or understandings that are in existence as at the date of this Agreement between, on the one hand, Engine Gaming or any of the Engine Gaming Subsidiaries and, on the other hand, any (x) present executive officer or director of Engine Gaming or any of the Engine Gaming Subsidiaries or any Person that has served as an executive officer or director of Engine Gaming or any of the Engine Gaming Subsidiaries within the last three years or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than 5% of the Engine Gaming Shares as at the date of this Agreement or (z) to the Knowledge of Engine Gaming, any Affiliate of any such officer, director or owner (other than Engine Gaming or any of the Engine Gaming Subsidiaries).

21. Financial Advisor. Except for Haywood Securities Inc. (the fees and expenses of which will be paid by Engine Gaming and are reflected in its engagement letter with Engine Gaming), neither Engine Gaming nor any of the Engine Gaming Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Arrangement or any of the other transactions contemplated by this Agreement. Engine Gaming has furnished to GameSquare an accurate and complete copy of Engine Gaming’s engagement letter with Haywood Securities Inc. relating to the Arrangement.

22. Opinion of Financial Advisor. The Engine Gaming Board has received the opinion of Haywood Securities Inc. in writing to the effect that, as at the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth therein, the Exchange Ratio is fair, from a financial point of view, to Engine Gaming.

23. Regulatory Matters.

(a) Anti-Corruption, Economic Sanctions/Trade and Money-Laundering Laws

(i) Except as would not, individually or in the aggregate, be reasonably likely to have an Engine Gaming Material Adverse Effect, since December 7, 2020, none of Engine Gaming, nor any of the Engine Gaming Subsidiaries, nor, to the Knowledge of Engine Gaming, any Engine Gaming or Engine Gaming Subsidiary director, officer, employee, representative, agent, nor, to the Knowledge of Engine Gaming, any third party representative or other Person acting for or on behalf of Engine Gaming or any of the Engine Gaming Subsidiaries, has (i) violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; (ii) illegally offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any Person otherwise acting in an official capacity for or on behalf of a Governmental Entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such Person, a “Government Official”) (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting Engine Gaming, any of the Engine Gaming Subsidiaries, or any Engine Gaming or Engine Gaming Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of Engine Gaming or any of the Engine Gaming Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage; or (iii) engaged in business with persons in or from such countries or who otherwise appear on the Specially Designated Nationals and Blocked Persons List maintained by OFAC or any other sanctions list maintained by the U.S. government in violation of applicable law.

(ii) Except as would not, individually or in the aggregate, be reasonably likely to have an Engine Gaming Material Adverse Effect, since December 7, 2020, Engine Gaming and the Engine Gaming Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.

(iii) Engine Gaming does not engage in the production, design, testing, manufacture, fabrication, or development of one or more “critical technologies” within the meaning of the DPA.

(b) Investment Company Act. Neither Engine Gaming nor any Engine Gaming Subsidiary is required to be registered as an “investment company” under the U.S. Investment Company Act of 1940, as amended.

(c) Investment Canada Act. Engine Gaming is a WTO investor or trade agreement investor for the purposes of the Investment Canada Act.

(d) Competition Act (Canada). Neither the aggregate value of the assets in Canada that are owned by Engine Gaming or by entities controlled by Engine Gaming nor the gross revenues from sales in or from Canada generated by such assets exceeds $93,000,000, as calculated in accordance with Part IX of the Competition Act (Canada) and the Notifiable Transactions Regulations thereunder.

24. Insolvency. No act or proceeding has been taken by or against Engine Gaming or any Engine Gaming Subsidiary in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Engine Gaming or Engine Gaming Subsidiaries, as applicable, or for the appointment of a trustee, receiver, manager or other administrator of Engine Gaming or any Engine Gaming Subsidiary, as applicable, or any of their properties or assets nor, to the Knowledge of Engine Gaming, is any such act or proceeding threatened. None of Engine Gaming or any Engine Gaming Subsidiary has not sought protection under any applicable bankruptcy or insolvency legislation. None of Engine Gaming or any Engine Gaming Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Engine Gaming or any Engine Gaming Subsidiary to conduct its business in all material respects as it has been carried on prior to the date hereof, or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

25. Accuracy of Books and Records. The financial books and records of Engine Gaming and each of the Engine Gaming Subsidiaries fairly and correctly set out and disclose in all material respects, in accordance with IFRS, if required, its financial position as at the date hereof and all material financial transactions have been accurately recorded in such books and records on a consistent basis and in conformity with IFRS, if required. All material records, systems, controls, data or information (including any digital, electronic, mechanical, photographic or other technological process or device whether computerized or not) required to operate the business of Engine Gaming are in the full possession and control of and are owned exclusively by Engine Gaming or the Engine Gaming Subsidiaries.

26. Condition and Sufficiency of Assets. Engine Gaming and the Engine Gaming Subsidiaries collectively own or lease all of the property and assets used in or necessary for the conduct of the business of Engine Gaming as it is currently being conducted with good and marketable title to all material property and assets which are owned by Engine Gaming or any Engine Gaming Subsidiary, free and clear of any and all Liens (other than Permitted Liens).

27. No Additional Representations.

(a) Engine Gaming acknowledges and agrees that, except for the representations and warranties contained in Schedule “D” (in each case, such exception solely with respect to the Persons party thereto) (i) neither GameSquare, the GameSquare Subsidiaries, nor any of their respective Affiliates or Representatives makes or has made, nor is Engine Gaming relying on, and Engine Gaming expressly disclaims any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (x) GameSquare, or any GameSquare Subsidiary; (y) any of GameSquare’s, or any of the GameSquare Subsidiaries’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the Arrangement and the other transactions contemplated by this Agreement, and (ii) GameSquare, the GameSquare Subsidiaries, and each of their respective Affiliates and Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by GameSquare, the GameSquare Subsidiaries, and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Engine Gaming by any Representative of GameSquare or any of the GameSquare Subsidiaries or Affiliates).

(b) Without limiting the generality of Section (28)(a) above, Engine Gaming acknowledges and agrees that (i) in connection with its investigation of GameSquare and the GameSquare Subsidiaries, Engine Gaming has received from or on behalf of GameSquare or the GameSquare Subsidiaries certain projections, including projected statements of operating revenues and income from operations of GameSquare and the GameSquare Subsidiaries and certain business plan information of GameSquare and the GameSquare Subsidiaries, (ii) there are uncertainties inherent in attempting to make such estimates, projections, and other forecasts and plans, that Engine Gaming is familiar with such uncertainties, and that Engine Gaming is taking full responsibility for making its own evaluation of the adequacy and accuracy and completeness of all estimates, projections, and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, and forecasts), (iii) neither GameSquare nor any of the GameSquare Subsidiaries, Affiliates, or Representatives makes any representations or warranties whatsoever with respect to such estimates, projections, and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections, and forecasts), and Engine Gaming has not relied thereon, and (iv) neither Engine Gaming nor any of its Affiliates will have claim against GameSquare or the GameSquare Subsidiaries, or any other Person with respect thereto.